THE
VING MALL

PENNSYLVANIA REAL ESTATE INVESTMENT TRUST

ANNUAL REPORT



Pennsylvania Real Estate Investment Trust, founded in 1960 and one of the first equity REITs in the U.S., has a primary investment focus on retail shopping malls and power centers (approximately 34.5 million square feet) located in the eastern United States. PREIT's portfolio currently consists of 52 properties in 13 states, including 39 shopping malls, 12 power and strip centers and one office property. PREIT is headquartered in Philadelphia, Pennsylvania, and its website can be found at **www.preit.com.**

PENNSYLVANIA REAL ESTATE INVESTMENT TRUST FINANCIAL HIGHLIGHTS* (in thousands, except per share amounts)

Year Ended December 31,	2005	2004
Funds from operations	$ 152,387	$ 147,202
Total real estate revenues	$ 424,655	$ 395,763
Income from continuing operations	$ 49,494	$ 46,503
Net income	$ 57,629	$ 53,788
Income from continuing operations per share–diluted	$ 0.95	$ 0.90
Net income per share–diluted	$ 1.17	$ 1.10
Investment in real estate, at cost	$ 2,868,559	$ 2,533,576
Total assets	$ 3,018,547	$ 2,731,403
Distributions paid to common shareholders/unitholders	$ 92,428	$ 87,623
Distributions paid per common share	$ 2.25	$ 2.16
Number of common shares and OP Units outstanding	40,677	40,686
Total market capitalization	$ 3,604,075	$ 3,462,226

* Reconciliation to GAAP can be found on page 18.

Front cover and right: Construction at
Patrick Henry Mall in Newport News, Virginia

Malls are living enterprises. They may be grounded in locations and structures, but what makes them profitable is LIFE. Life creates the potential to attract customers, drive sales and increase returns.


The Future Home
Patrick Henry Mall · A PREIT

Construction at Capital City Mall
in Camp Hill, Pennsylvania



HT'S
TO LIFE

Dear Fellow Shareholders,

In 2005, we made significant progress in executing our core strategy of creating value by identifying and repositioning underperforming properties. This year, we announced plans for $181 million in redevelopment projects at nine of our malls. These investments will help us realize the potential of our acquisitions of portfolios and properties that were undermanaged and underleased. The transformation of these malls is designed to attract retailers and customers, breathing new life into our portfolio.

In 2005, retail mergers and bankruptcies resulted in unexpected vacancies in our malls. Also, a surplus of capital in the real estate market led to increased prices for retail properties, making acquisitions more difficult. The same capital flows encouraged the development of lifestyle and power centers in many of our markets, creating new competitive threats.

This combination of forces made it imperative that we accelerate our plans for the redevelopment of many of our malls. In 2006, we expect to complete the first set of redevelopment projects and will initiate work on several others. We believe that this course is not only the right strategy but the only strategy to increase the value of our assets, mitigate competitive threats and position us to sustain and enhance performance in the future. Our past redevelopment projects at properties such as Willow Grove Park, Dartmouth Mall and The Mall at Prince Georges demonstrate our ability to generate returns through investments in enlivening our properties.

While continuing to invest in the future, we sustained our commitment to consistently delivering returns to shareholders in the present. We increased dividends in 2005 by 5.6 percent, continuing an unbroken record of dividends that have never been omitted or reduced throughout the Company's 45-year history.

NEW LIFE

In today's more complex and dynamic retail environment, the opportunities to breathe new life into our properties are more varied. While broad terms such as "lifestyle centers" are commonly bandied about in the industry, each redevelopment project represents a unique solution to a specific challenge. The age of cookie-cutter malls, with an anchor at either end, are gone. Every mall is tailored to local demographics and opportunities to collaborate with specific retailers. Consider a few of our current redevelopment projects:

- **We are moving big box retailers into mall properties.** Since Lycoming Mall opened in 1978 in Pennsdale, Pennsylvania, it has been an oversized mall that historically has had only about 85 percent of in-line space occupied. After acquiring the mall, we initiated a renovation plan that is bringing in national big box retailers, including Dick's Sporting Goods, Barnes & Noble and Old Navy. By 2007, we expect to achieve above 95 percent occupancy in the mall for the first time in its history. We are also adding a Best Buy in an outparcel by the mall. This redevelopment not only made better use of the mall's space but also prevented the movement of these national retailers into competitive locations.

- **We are tailoring properties to the needs of local markets.** New River Valley Mall in Christiansburg, Virginia is a few miles from Virginia Tech and its 30,000 students. These students were driving by the mall to shop at retailers located 30 miles away. We are renovating the mall with a stadium theater, Red Robin restaurant and Dick's Sporting Goods, and are building a new power center adjacent to the mall. We are creating an enhanced retail hub intended to become a destination for students and other community members.

- **We are developing mixed use properties, combining retail, housing and office space.** Mixed use properties are increasingly popular as people try to simplify their lives. We are planning a mixed use project at our Echelon Mall in Voorhees, New Jersey that will draw together retail space and approximately 450 luxury mid-rise condominiums and rental units to create the new Voorhees Town Center. Mixed use also may be part of the redevelopment of Plymouth Meeting Mall in Plymouth Meeting, Pennsylvania and we are looking for other opportunities to develop and redevelop along these lines.

- **We are engaged in continual renewal.** The long-term potential for sustaining life and enhancing value at our properties can be seen in Cherry Hill Mall in Cherry Hill, New Jersey which has thrived for more than four decades. When it was built in the 1961, Cherry Hill Mall was the first enclosed mall on the East Coast. Busloads of tourists came from as far away as Virginia and Massachusetts to see this novelty. Through continued redevelopment and remerchandizing, it is still a vigorous property, with one of the strongest Macy's in the region, and sales per square foot above $440. Cherry Hill Mall has had an illustrious past. We have crafted renovation plans to ensure that it continues as a dominant retail destination in southern New Jersey.

ACQUISITIONS

Even as we improved our existing portfolio through redevelopment, this year we continued to grow through opportunistic acquisitions of four malls. In February, we bought Cumberland Mall in Vineland, New Jersey for $59.5 million, and in March, we added Gadsden Mall in Gadsden, Alabama for $58.8 million. In November, we completed the $103.5 million acquisition of Springfield Mall, 10 miles southwest of Philadelphia, in partnership with Simon Property Group. At the close of the year, we completed the purchase of Woodland Mall in Grand Rapids, Michigan for $177.4 million, as we continued to expand both our portfolio and our geographic footprint.

TRANSITIONS

After the close of the year, we announced the retirement of Vice Chairman Jonathan B. Weller (see box on page 4). In December 2005, we were very pleased to welcome M. Walter D'Alessio, Vice Chairman of Minneapolis-based NorthMarq Capital, as a new independent Trustee of PREIT. Mr. D'Alessio brings extensive real estate experience in the public and private sector, as former Chairman and CEO of Legg Mason Real Estate Services, Inc., and as former Executive Vice President of the Philadelphia Industrial Development Corporation and the Philadelphia Redevelopment Authority. Our Trustees continue to add tremendous value to the Company and we appreciate their high level of commitment.

THE POWER OF LIFE

While the creation of vibrant properties doesn't happen overnight, it is the best source of enduring profit in our business. Properties that have life can attract the best retailers. Top retailers draw strong customer traffic. This raises the value of every square foot of space in a virtuous cycle. The results from our past investments demonstrate the strong returns that can be achieved through reinvigorating retail properties. Finding properties in great locations and revitalizing them is one of PREIT's strengths.

As Chicago architect Daniel Burnham once said, "Make no little plans. They have no magic to stir men's blood and probably themselves will not be realized...make big plans; aim high in hope and work." We have launched an ambitious set of plans, grounded in a rigorous strategy, careful analysis and proven expertise. We are grateful to you, our fellow investors, for your commitment to this process. We believe it is the best way to ensure the continued vitality of our properties and our future strong performance.

Ronald Rubin
Chairman and Chief Executive Officer

Edward A. Glickman
President and Chief Operating Officer

April 17, 2006



Jonathan Weller

Jonathan Weller retired as Vice Chairman and Trustee in 2006. During his 13 years with PREIT, Jon helped to guide the Company through the most dramatic period of growth and transformation in its history.

Jon joined PREIT in 1993 as President, Chief Operating Officer and Trustee. In 1997, he helped engineer the merger with The Rubin Organization that expanded the portfolio and capabilities of the Company. That same year, the Company's trading moved from the American Stock Exchange to the New York Stock Exchange. Jon then helped design and implement plans for reshaping the Company's portfolio from a diversified property base to a focus on retail. This redirection culminated in the merger with Crown American Realty Trust and the acquisition of six shopping malls from The Rouse Company in 2003.

We offer our thanks for his tremendous contributions in leading and shaping the organization we have today.

Renewing Life

Recently, the world witnessed two of its most distressing natural disasters – the Southeast Asian tsunami and Hurricane Katrina along the US Gulf Coast. PREIT employees immediately answered the call for help. We conducted a series of fundraisers at the corporate office in Philadelphia and in our malls to aid in the cleanup of these devastated areas. The donations are helping rebuild and renew the lives of those affected by these tragedies. We are thankful to our employees for the outstanding contributions they are continuing to make to our company and their communities.

PREIT's success is the result of our ability to continuously breathe new life into our properties through redevelopment and management. This year we announced plans to invest $181 million in reinvigorating our expanded portfolio of diverse retail centers. Our long track record of successful transformations and turnarounds has PROVEN THE POWER OF THE LIVING MALL.



Construction of Dick's Sporting Goods at Patrick Henry Mall in Newport News, Virginia

LIFE LIBERTY

PATRICK HENRY MALL NEWPORT NEWS, VIRGINIA

When Patrick Henry Mall was built in 1988, it was bordered by farmers' fields. Now it is surrounded by homes and retail centers in a booming growth area, with a population of more than half a million and average household incomes above $60,000. By consolidating two Dillard's stores, we created space for a new lifestyle wing. We brought in Dick's Sporting Goods and Borders, and added dining with a Red Robin restaurant and a Bailey's Pub. We also expanded the stores of existing retailers such as Victoria's Secret and Bath & Body Works. Our $26.9 million renovation is expected to produce a return of 10.0 percent.






312543

CAPITAL CITY MALL CAMP HILL, PENNSYLVANIA

LIFESTYLE

As the mall becomes an increasingly popular destination for a night out, we will be adding two restaurants at Capital City Mall. During 2005, we also completed a new food court and cosmetic renovation and are transforming the old food court into a new specialty store wing with tenants including Hollister, Select Comfort and Forever 21. By updating its look and increasing its entertainment value, we are making this great mall in the Harrisburg area even better. The $11.6 million renovation is expected to provide a 10.8 percent return.



LIVING PROOF

DARTMOUTH MALL DARTMOUTH, MASSACHUSETTS






BORDERS
KIDS

Patrick Henry Mall
Newport News, Virginia



Capital City Mall
Camp Hill, Pennsylvania


LAMERS


SEARS
Plumb Gold

LIFE GOES ON

THE FUTURE:

Just as the evolution of retailing continues, so will PREIT continue to provide our merchants and shoppers with fresh, up-to-date retail venues that reflect their needs and aspirations. In 2006, as we complete work at Capital City Mall and Patrick Henry Mall, we will be actively engaged in projects at Lycoming Mall and New River Valley Mall and in the opening phase of renovations at Plymouth Meeting Mall and Cherry Hill Mall. A number of our properties, including Valley View Mall and Francis Scott Key Mall, will be gaining major new in-line tenants. Others, such as Viewmont Mall and Wyoming Valley Mall, will undergo major renovations.

PREIT's hallmark is the ongoing reinvention of the mall. We intend to continue to look for undermanaged properties so that we can revitalize them through strategic repositioning and renovation. We will continue to reconsider upgrading our centers to better serve their communities and respond to changes in our markets. We will keep doing what we do best – creating value by building LIFE.

Dartmouth Mall
Dartmouth, Massachusetts

ENCLOSED MALLS

	CITY	STATE	OWNERSHIP INTEREST	ACQUIRED	SQUARE FEET
WIREGRASS COMMONS MALL	DOTHAN	AL	100%	2003	632,876
GADSDEN MALL	GADSDEN	AL	100%	2005	477,549
ORLANDO FASHION SQUARE	ORLANDO	FL	100%	2004	1,083,894
FRANCIS SCOTT KEY MALL(1)	FREDERICK	MD	89%	2003	706,309
VALLEY MALL	HAGERSTOWN	MD	100%	2003	902,710
THE MALL AT PRINCE GEORGES	HYATTSVILLE	MD	100%	1998	835,560
DARTMOUTH MALL	DARTMOUTH	MA	100%	1997	670,960
WOODLAND MALL	GRAND RAPIDS	MI	100%	2005	1,194,083
CHERRY HILL MALL	CHERRY HILL	NJ	100%	2003	1,263,162
MOORESTOWN MALL	MOORESTOWN	NJ	100%	2003	1,045,079
PHILLIPSBURG MALL(1)	PHILLIPSBURG	NJ	89%	2003	572,155
CUMBERLAND MALL	VINELAND	NJ	100%	2005	921,671
ECHELON MALL	VOORHEES	NJ	100%	2003	1,127,308
JACKSONVILLE MALL	JACKSONVILLE	NC	100%	2003	473,886
LEHIGH VALLEY MALL	ALLENTOWN	PA	50%	1973	1,036,689
SOUTH MALL(1)	ALLENTOWN	PA	89%	2003	403,600
LOGAN VALLEY MALL	ALTOONA	PA	100%	2003	781,628
CAPITAL CITY MALL	CAMP HILL	PA	100%	2003	576,446
CHAMBERSBURG MALL(1)	CHAMBERSBURG	PA	89%	2003	453,942
PALMER PARK MALL	EASTON	PA	100%	1972/2003	453,793
EXTON SQUARE MALL	EXTON	PA	100%	2003	1,087,757
SCHUYLKILL MALL	FRACKVILLE	PA	100%	2003	726,662
NORTH HANOVER MALL(1)	HANOVER	PA	89%	2003	453,080
BEAVER VALLEY MALL	MONACA	PA	100%	2002	1,150,897
LYCOMING MALL(1)	PENNSDALE	PA	89%	2003	783,012
THE GALLERY AT MARKET EAST	PHILADELPHIA	PA	100%	2003/2004	527,060
PLYMOUTH MEETING MALL	PLYMOUTH MEETING	PA	100%	2003	813,249
VIEWMONT MALL(1)	SCRANTON	PA	89%	2003	743,237

	CITY	STATE	OWNERSHIP INTEREST	ACQUIRED	SQUARE FEET
SPRINGFIELD MALL	SPRINGFIELD	PA	50%	2005	588,690
NITTANY MALL[1]	STATE COLLEGE	PA	89%	2003	532,245
UNIONTOWN MALL[1]	UNIONTOWN	PA	89%	2003	698,551
WASHINGTON CROWN CENTER[1]	WASHINGTON	PA	89%	2003	673,669
WYOMING VALLEY MALL	WILKES-BARRE	PA	100%	2003	913,881
WILLOW GROVE PARK	WILLOW GROVE	PA	100%	2000/2003	1,203,490
MAGNOLIA MALL	FLORENCE	SC	100%	1997	571,752
NEW RIVER VALLEY MALL[1]	CHRISTIANSBURG	VA	89%	2003	428,083
PATRICK HENRY MALL[1]	NEWPORT NEWS	VA	89%	2003	667,262
VALLEY VIEW MALL	LA CROSSE	WI	100%	2003	586,353
CROSSROADS MALL	BECKLEY	WV	100%	2003	451,228
TOTAL ENCLOSED MALLS					**29,213,458**

POWER AND STRIP CENTERS

	CITY	STATE	OWNERSHIP INTEREST	ACQUIRED	SQUARE FEET
CHRISTIANA POWER CENTER	NEWARK	DE	100%	1998	302,409
SOUTH BLANDING VILLAGE	JACKSONVILLE	FL	100%	1988/1990	106,757
CREST PLAZA SHOPPING CENTER	ALLENTOWN	PA	100%	1964	257,401
WHITEHALL MALL	ALLENTOWN	PA	50%	1964	554,018
PAXTON TOWNE CENTRE	HARRISBURG	PA	100%	1999	717,541
RED ROSE COMMONS	LANCASTER	PA	50%	1998	463,042
THE COURT AT OXFORD VALLEY	LANGHORNE	PA	50%	1997	704,486
NORTHEAST TOWER CENTER	PHILADELPHIA	PA	100%	1998/1999	477,220
METROPLEX SHOPPING CENTER	PLYMOUTH MEETING	PA	50%	1999	778,190
SPRINGFIELD PARK I & II	SPRINGFIELD	PA	50%	1997/1998	272,640
CREEKVIEW SHOPPING CENTER	WARRINGTON	PA	100%	1999	425,002
THE COMMONS AT MAGNOLIA	FLORENCE	SC	100%	1999	230,689
TOTAL POWER AND STRIP CENTERS					5,289,395
TOTAL RETAIL PORTFOLIO					**34,502,853**

(1) PREIT has an 89% ownership interest and a 99% economic interest in these properties. These properties are consolidated for financial reporting purposes.



Construction of Patrick Henry Mall
in Newport News, Virginia

(1) Member of Nominating and Governance Committee
(2) Member of Executive Compensation and Human Resources Committee
(3) Member of Audit Committee

FINANCIAL CONTENTS

FINANCIAL CONTENTS

SELECTED FINANCIAL INFORMATION

(in thousands of dollars)

Funds From Operations	2005	2004	2003	2002	2001
		Year Ended December 31,			
Net Income	$ 57,629	$ 53,788	$ 196,040	$ 23,678	$ 19,789
Minority interest in Operating Partnership	7,225	6,318	22,147	2,615	3,524
Dividends on preferred shares	(13,613)	(13,613)	(1,533)	—	—
Gains on sales of interests in real estate	(5,586)	(1,484)	(16,199)	—	(2,107)
(Gains) adjustment to gains on dispositions of discontinued operations	(6,158)	550	(178,121)	(4,085)	—
Depreciation and amortization:					
Wholly owned and consolidated partnerships, net	107,875	95,360	36,858	12,213	8,641
Unconsolidated partnerships	4,582	5,781	5,071	7,446	6,264
Discontinued operations	433	502	2,807	9,223	8,910
Excess purchase price over net assets acquired	—	—	—	—	423
Prepayment fee	—	—	—	77	255
Funds from operations[(1)]	**152,387**	**147,202**	**67,070**	**51,167**	**44,699**
Minority interest in properties	450	474	166	—	—
Funds from operations – diluted	**$ 152,837**	**$ 147,676**	**$ 67,236**	**$ 51,167**	**$ 44,699**

Supplemental Information

For consolidated properties and the Company's proportionate share of partnerships

	2005	2004	2003	2002	2001
		Year Ended December 31,			
Gross revenues from real estate	$ 424,655	$ 395,763	$ 167,903	$ 60,500	$ 47,870
Property operating expenses	(162,137)	(144,222)	(58,763)	(15,683)	(12,141)
	262,518	**251,541**	**109,140**	**44,817**	**35,729**
Management company revenue	3,956	5,278	8,037	8,574	8,910
Interest and other income	1,048	1,026	887	711	361
Other expenses	(37,320)	(43,033)	(37,012)	(21,849)	(20,642)
	230,202	214,812	81,052	32,253	24,358
Interest expense	(81,907)	(72,314)	(35,318)	(15,378)	(12,306)
Depreciation and amortization	(110,002)	(96,809)	(37,644)	(12,941)	(9,376)
Equity in income of partnerships	7,474	5,606	7,231	7,449	6,540
Minority interest in Operating Partnership and properties	(6,384)	(6,276)	(4,155)	(1,402)	(2,215)
Income from discontinued operations	8,135	7,285	168,675	13,697	10,681
Gains on sales of interests in real estate	10,111	1,484	16,199	—	2,107
Net income	**57,629**	**53,788**	**196,040**	**23,678**	**19,789**
Preferred share dividends	(13,613)	(13,613)	(1,533)	—	—
Net income available to common shareholders	**$ 44,016**	**$ 40,175**	**$ 194,507**	**$ 23,678**	**$ 19,789**

Long Term Debt					
Consolidated properties					
Mortgage notes payable	$1,332,066	$1,145,079	$1,150,054	$ 319,751	$ 257,873
Bank loan payable	342,500	271,000	170,000	130,800	98,500
Corporate notes payable	94,400	—	—	—	—
Debt premium	40,066	56,135	71,127	—	—
Construction loan payable	—	—	—	—	4,000
	1,809,032	1,472,214	1,391,181	450,551	360,373
Company's share of partnerships					
Mortgage notes payable	134,500	107,513	109,582	166,728	145,803
Total Long Term Debt	**$1,943,532**	**$1,579,727**	**$1,500,763**	**$ 617,279**	**$ 506,176**

Certain prior year amounts have been reclassified to conform with current year presentation.

(1) *Funds from operations ("FFO") is defined as income before gains (losses) on sales of operating properties and extraordinary items (computed in accordance with generally accepted accounting principles ("GAAP")) plus real estate depreciation; plus or minus adjustments for unconsolidated partnerships after adjustments for non-real estate depreciation and amortization for financing costs. FFO should not be construed as an alternative to net income (as determined in accordance with GAAP) as an indicator of the Company's operating performance, or to cash flows from operating activities (as determined in accordance with GAAP) as a measure of liquidity. In addition, the Company's measure of FFO as presented may not be comparable to similarly titled measures reported by other companies. For additional information about FFO, please refer to page 58.*

CONSOLIDATED BALANCE SHEETS

(in thousands of dollars, except per share amounts)	December 31, 2005	December 31, 2004
Assets:		
Investments in real estate, at cost:		
Retail properties	$ 2,807,575	$ 2,510,256
Construction in progress	55,368	10,953
Land held for development	5,616	9,863
Industrial properties	—	2,504
Total investments in real estate	**2,868,559**	**2,533,576**
Accumulated depreciation	(220,788)	(150,885)
Net investments in real estate	**2,647,771**	**2,382,691**
Investments in and advances to partnerships, at equity	**41,536**	**27,244**
Other assets:		
Cash and cash equivalents	21,642	40,340
Tenant and other receivables (net of allowance for doubtful accounts of $10,671 and $9,394, respectively)	46,492	31,977
Intangible assets (net of accumulated amortization of $72,308 and $38,333, respectively)	173,594	171,850
Assets held for sale	17,720	14,946
Deferred costs and other assets	69,792	62,355
Total assets	**$ 3,018,547**	**$ 2,731,403**
Liabilities:		
Mortgage notes payable	$ 1,332,066	$ 1,145,079
Debt premium on mortgage notes payable	40,066	56,135
Credit Facility	342,500	271,000
Corporate notes payable	94,400	—
Liabilities related to assets held for sale	18,233	18,556
Tenants' deposits and deferred rent	13,298	13,465
Investments in partnerships, deficit balances	13,353	13,758
Accrued expenses and other liabilities	69,435	76,975
Total liabilities	**1,923,351**	**1,594,968**
Minority interest		
Minority interest in Operating Partnership	115,304	128,384
Minority interest in properties	3,016	3,585
Total minority interest	**118,320**	**131,969**
Commitments and contingencies (Note 12)		
Shareholders' equity:		
Shares of beneficial interest, $1.00 par value per share; 100,000,000 shares authorized; issued and outstanding 36,521,000 shares at December 31, 2005 and 36,272,000 shares at December 31, 2004	36,521	36,272
Non-convertible senior preferred shares, 11% cumulative, $.01 par value per share; 2,475,000 shares authorized, issued and outstanding at December 31, 2005 and 2004 (Note 6)	25	25
Capital contributed in excess of par	912,798	899,506
Deferred compensation	(13,359)	(7,737)
Accumulated other comprehensive income (loss)	4,377	(1,821)
Retained earnings	36,514	78,221
Total shareholders' equity	**976,876**	**1,004,466**
Total liabilities, minority interest and shareholders' equity	**$ 3,018,547**	**$ 2,731,403**

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF INCOME

	For the Year Ended December 31,		
(in thousands of dollars, except per share amounts)	2005	2004	2003
Revenue:			
Real estate revenues:			
Base rent	$ 271,982	$ 253,410	$ 110,123
Expense reimbursements	123,838	113,570	47,392
Percentage rent	10,411	9,827	4,281
Lease termination revenues	1,852	3,931	985
Other real estate revenues	16,572	15,025	5,122
Total real estate revenues	**424,655**	**395,763**	**167,903**
Management company revenues	3,956	5,278	8,037
Interest and other revenues	1,048	1,026	887
Total revenue	**429,659**	**402,067**	**176,827**
Expenses:			
Property operating expenses			
CAM and real estate tax	(113,681)	(99,507)	(40,993)
Utilities	(22,419)	(19,873)	(7,141)
Other property expenses	(26,037)	(24,842)	(10,629)
Total property operating expenses	**(162,137)**	**(144,222)**	**(58,763)**
Depreciation and amortization	(110,002)	(96,809)	(37,644)
General and administrative expenses	(36,723)	(43,033)	(37,012)
Income taxes	(597)	—	—
Total other expenses	**(37,320)**	**(43,033)**	**(37,012)**
Interest expense	(81,907)	(72,314)	(35,318)
Total expenses	**(391,366)**	**(356,378)**	**(168,737)**
Income before equity in income of partnerships, gains on sales of interests in real estate, minority interest and discontinued operations	38,293	45,689	8,090
Equity in income of partnerships	7,474	5,606	7,231
Gains on sales of interests in real estate	10,111	1,484	16,199
Income before minority interest and discontinued operations	**55,878**	**52,779**	**31,520**
Minority interest in Operating Partnership	(6,205)	(5,665)	(3,298)
Minority interest in properties	(179)	(611)	(857)
Income from continuing operations	**49,494**	**46,503**	**27,365**
Discontinued operations:			
Operating results from discontinued operations	2,997	8,506	9,411
Gains (adjustment to gains) on sales of discontinued operations	6,158	(550)	178,121
Minority interest in Operating Partnership	(1,020)	(653)	(18,849)
Minority interest in properties	—	(18)	(8)
Income from discontinued operations	**8,135**	**7,285**	**168,675**
Net income	**57,629**	**53,788**	**196,040**
Dividends on preferred shares	(13,613)	(13,613)	(1,533)
Net income available to common shareholders	**$ 44,016**	**$ 40,175**	**$ 194,507**

See accompanying notes to consolidated financial statements.

EARNINGS PER SHARE

(in thousands, except per share amounts)	For the Year Ended December 31, 2005	2004	2003
Income from continuing operations	$ 49,494	$ 46,503	$ 27,365
Dividends on preferred shares	(13,613)	(13,613)	(1,533)
Income from continuing operations available to common shareholders	35,881	32,890	25,832
Dividends on unvested restricted shares	(1,034)	(733)	—
Income from continuing operations used to calculate earnings per share – basic	34,847	32,157	25,832
Minority interest in properties – continuing operations	179	611	857
Income from continuing operations used to calculate earnings per share – diluted	**$ 35,026**	**$ 32,768**	**$ 26,689**
Income from discontinued operations used to calculate earnings per share – basic	$ 8,135	$ 7,285	$ 168,675
Minority interest in properties – discontinued operations	—	18	8
Income from discontinued operations used to calculate earnings per share – diluted	**$ 8,135**	**$ 7,303**	**$ 168,683**
Basic earnings per share:			
Income from continuing operations	$ 0.97	$ 0.90	$ 1.27
Income from discontinued operations	0.22	0.21	8.27
	$ 1.19	**$ 1.11**	**$ 9.54**
Diluted earnings per share:			
Income from continuing operations	$ 0.95	$ 0.90	$ 1.28
Income from discontinued operations	0.22	0.20	8.10
	$ 1.17	**$ 1.10**	**$ 9.38**
(in thousands of shares)			
Weighted-average shares outstanding – basic	36,090	35,609	20,390
Effect of dilutive common share equivalents	673	659	432
Weighted-average shares outstanding–diluted	**36,763**	**36,268**	**20,822**

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY AND COMPREHENSIVE INCOME

For the Years Ended December 31, 2005, 2004, and 2003

(in thousands of dollars, except per share amounts)	Shares of Beneficial Interest, $1.00 Par	Preferred Shares, $.01 Par	Capital Contributed in Excess of Par	Deferred Compensation	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Total Shareholders' Equity
Balance, January 1, 2003	**$ 16,697**	**—**	**$ 216,769**	**$ (2,513)**	**$ (4,366)**	**$ (38,574)**	**$ 188,013**
Comprehensive income:							
Net income	—	—	—	—	—	196,040	196,040
Unrealized gain on derivatives	—	—	—	—	2,508	—	2,508
Other comprehensive income	—	—	—	—	(148)	—	(148)
Total comprehensive income							198,400
Shares issued under equity offering	6,325	—	179,028	—	—	—	185,353
Shares issued upon exercise of options, net of retirements	219	—	4,775	—	—	—	4,994
Shares issued upon conversion of Operating Partnership units	172	—	4,916	—	—	—	5,088
Shares issued under distribution reinvestment and share purchase plan	295	—	9,296	—	—	—	9,591
Shares issued under employee share purchase plans	14	—	442	—	—	—	456
Shares issued under equity incentive plan, net of retirements	97	—	2,361	(3,010)	—	—	(552)
Preferred shares issued under Crown Merger	—	25	143,278	—	—	—	143,303
Shares of beneficial interest issued under Crown Merger	11,725	—	316,580	—	—	—	328,305
Amortization of deferred compensation	—	—	—	2,327	—	—	2,327
Distributions paid to common shareholders ($2.07 per share)	—	—	—	—	—	(41,644)	(41,644)
Balance, December 31, 2003	**35,544**	**25**	**877,445**	**(3,196)**	**(2,006)**	**115,822**	**1,023,634**
Comprehensive income:							
Net income	—	—	—	—	—	53,788	53,788
Other comprehensive income	—	—	—	—	185	—	185
Total comprehensive income							53,973
Shares issued upon exercise of options, net of retirements	192	—	2,883	—	—	—	3,075
Shares issued upon conversion of Operating Partnership units	32	—	1,178	—	—	—	1,210
Shares issued under distribution reinvestment and share purchase plan	294	—	10,713	—	—	—	11,007
Shares issued under employee share purchase plans	17	—	635	—	—	—	652
Shares issued under equity incentive plan, net of retirements	193	—	6,652	(7,910)	—	—	(1,065)
Amortization of deferred compensation	—	—	—	3,369	—	—	3,369
Distributions paid to common shareholders ($2.16 per share)	—	—	—	—	—	(77,776)	(77,776)
Distributions paid to preferred shareholders ($5.50 per share)	—	—	—	—	—	(13,613)	(13,613)
Balance, December 31, 2004	**36,272**	**25**	**899,506**	**(7,737)**	**(1,821)**	**78,221**	**1,004,466**
Comprehensive income:							
Net income	—	—	—	—	—	57,629	57,629
Unrealized gain on derivatives	—	—	—	—	5,937	—	5,937
Other comprehensive income	—	—	—	—	261	—	261
Total comprehensive income							63,827
Shares issued upon exercise of options, net of retirements	33	—	(397)	—	—	—	(364)
Shares issued upon conversion of Operating Partnership units	189	—	8,394	—	—	—	8,583
Shares issued under distribution reinvestment and share purchase plan	37	—	1,505	—	—	—	1,542
Shares issued under employee share purchase plans	15	—	510	—	—	—	525
Shares issued under equity incentive plan, net of retirements	194	—	8,005	(8,932)	—	—	(733)
Repurchase of common shares	(219)	—	(4,725)	—	—	(3,413)	(8,357)
Amortization of deferred compensation	—	—	—	3,310	—	—	3,310
Distributions paid to common shareholders ($2.25 per share)	—	—	—	—	—	(82,310)	(82,310)
Distributions paid to preferred shareholders ($5.50 per share)	—	—	—	—	—	(13,613)	(13,613)
Balance, December 31, 2005	**$ 36,521**	**$ 25**	**$ 912,798**	**$ (13,359)**	**$ 4,377**	**$ 36,514**	**$ 976,876**

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands of dollars)	For the Year Ended December 31, 2005	2004	2003
Cash flows from operating activities:			
Net income	$ 57,629	$ 53,788	$ 196,040
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation	78,500	73,678	30,408
Amortization	16,299	6,281	7,059
Straight-line rent adjustments	(4,311)	(5,098)	(2,633)
Provision for doubtful accounts	2,970	6,772	2,948
Amortization of deferred compensation	3,310	3,369	2,327
Minority interest	7,404	6,946	23,053
(Gains) adjustments to gains on sales of interests in real estate	(16,269)	(934)	(194,320)
Change in assets and liabilities:			
Net change in other assets	(10,831)	(8,387)	(12,272)
Net change in other liabilities	(5,617)	(3,985)	10,893
Net cash provided by operating activities	**129,084**	**132,430**	**63,503**
Cash flows from investing activities:			
Investments in consolidated real estate acquisitions, net of cash acquired	(223,002)	(162,372)	(488,142)
Investments in consolidated real estate improvements	(61,321)	(27,112)	(12,243)
Additions to construction in progress	(64,674)	(15,226)	(13,770)
Investments in unconsolidated partnerships	(15,197)	(1,211)	(4,863)
Increase in cash escrows	(2,003)	(3,959)	(11,366)
Capitalized leasing costs	(3,574)	(2,763)	(111)
Additions to leasehold improvements	(3,163)	(3,659)	(384)
Cash distributions from partnerships in excess of equity in income	1,578	669	2,102
Cash proceeds from sales of consolidated real estate investments	36,148	107,563	207,441
Cash proceeds from sales of interests in unconsolidated partnerships	8,470	4,140	10,944
Net cash used in investing activities	**(326,738)**	**(103,930)**	**(310,392)**
Cash flows from financing activities:			
Principal installments on mortgage notes payable	(18,766)	(18,713)	(7,885)
Proceeds from mortgage notes payable	426,000	—	134,250
Proceeds from corporate notes payable	94,400	—	—
Repayment of mortgage notes payable	(267,509)	(30,000)	(42,000)
Prepayment penalty on mortgage notes payable	(803)	—	—
Borrowing from unsecured revolving Credit Facility	295,500	208,000	181,100
Repayment of unsecured revolving Credit Facility	(224,000)	(107,000)	(141,900)
Payment of deferred financing costs	(2,168)	(100)	(5,252)
Shares of beneficial interest issued	6,545	19,060	206,168
Shares of beneficial interest repurchased	(11,786)	(1,148)	(875)
Operating partnership units purchased or redeemed	(12,416)	—	—
Dividends paid to common shareholders	(82,310)	(77,776)	(41,644)
Dividends paid to preferred shareholders	(13,613)	(13,613)	—
Distributions paid to OP Unit holders and minority partners	(10,118)	(9,847)	(5,649)
Net cash provided by (used in) financing activities	**178,956**	**(31,137)**	**276,313**
Net change in cash and cash equivalents	(18,698)	(2,637)	29,424
Cash and cash equivalents, beginning of year	40,340	42,977	13,553
Cash and cash equivalents, end of year	**$ 21,642**	**$ 40,340**	**$ 42,977**

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Years Ended December 31, 2005, 2004 and 2003

1 Summary of Significant Accounting Policies

NATURE OF OPERATIONS | Pennsylvania Real Estate Investment Trust, a Pennsylvania business trust founded in 1960, and one of the first equity real estate investment trusts ("REITs") in the United States, has a primary investment focus on retail shopping malls and power and strip centers located in the Mid-Atlantic region or in the eastern part of the United States. As of December 31, 2005, the Company's operating portfolio consists of a total of 52 properties. The retail portion of the Company's portfolio contains 51 properties in 13 states and includes 39 shopping malls and 12 power and strip centers. The Company also owns one office property acquired as part of a mall acquisition and that is currently classified as held for sale. The retail properties have a total of approximately 34.5 million square feet, of which the Company and partnerships in which it owns an interest own approximately 25.9 million square feet.

The Company holds its interest in its portfolio of properties through its operating partnership, PREIT Associates, L.P. (the "Operating Partnership"). The Company is the sole general partner of the Operating Partnership and, as of December 31, 2005, the Company held an 89.8% interest in the Operating Partnership and consolidates it for reporting purposes. The presentation of consolidated financial statements does not itself imply that the assets of any consolidated entity (including any special-purpose entity formed for a particular project) are available to pay the liabilities of any other consolidated entity, or that the liabilities of any consolidated entity (including any special-purpose entity formed for a particular project) are obligations of any other consolidated entity.

Pursuant to the terms of the partnership agreement of the Operating Partnership, each of the limited partners has the right to redeem his/her units of limited partnership interest in the Operating Partnership ("OP Units") for cash or, at the election of the Company, the Company may acquire such OP Units for shares of the Company on a one-for-one basis, in some cases beginning one year following the respective issue date of the OP Units and in other cases immediately.

The Company provides its management, leasing and real estate development services through two companies: PREIT Services, LLC ("PREIT Services"), which generally develops and manages properties that the Company consolidates for financial reporting purposes, and PREIT-RUBIN, Inc. ("PRI"), which develops and manages properties that the Company does not consolidate for financial reporting purposes, including properties owned by partnerships in which the Company owns an interest. PREIT Services and PRI are consolidated. Because PRI is a taxable REIT subsidiary as defined by federal tax laws, it is capable of offering a broad range of services to tenants without jeopardizing the Company's continued qualification as a real estate investment trust under federal tax law.

CONSOLIDATION | The Company consolidates its accounts and the accounts of the Operating Partnership and other controlled subsidiaries and reflects the remaining interest of such entities as minority interest. All significant intercompany accounts and transactions have been eliminated in consolidation.

Certain prior period amounts have been reclassified to conform with current year presentation.

PARTNERSHIP INVESTMENTS | The Company accounts for its investment in partnerships which it does not control using the equity method of accounting. These investments, each of which represent 50% non-controlling ownership interests at December 31, 2005, are recorded initially at the Company's cost and subsequently adjusted for the Company's share of net equity in income and cash contributions and distributions. The Company does not control any of these equity method investees for the following reasons:

- Except for two properties that the Company co-manages with its partner, all of the other entities are managed on a day-to-day basis by one of the Company's other partners as the managing general partner in each of the respective partnerships. In the case of the co-managed properties, all decisions in the ordinary course of business are made jointly.
- The managing general partner is responsible for establishing the operating and capital decisions of the partnership, including budgets, in the ordinary course of business.
- All major decisions of each partnership, such as the sale, refinancing, expansion or rehabilitation of the property, require the approval of all partners.
- Voting rights and the sharing of profits and losses are in proportion to the ownership percentages of each partner

STATEMENTS OF CASH FLOWS | The Company considers all highly liquid short-term investments with an original maturity of three months or less to be cash equivalents. At December 31, 2005 and 2004, cash and cash equivalents totaled $21.6 million and $40.3 million, respectively, and included tenant escrow deposits of $5.2 million and $4.0 million, respectively. Cash paid for interest, including interest related to discontinued operations, was $99.2 million, $92.7 million and $42.6 million for the years ended December 31, 2005, 2004 and 2003, respectively, net of amounts capitalized of $2.8 million, $1.6 million and $0.8 million, respectively.

SIGNIFICANT NON-CASH TRANSACTIONS | The following table summarizes the significant non-cash activities in the years ended December 31, 2005, 2004 and 2003 (in thousands of dollars):

	For the year ended December 31,					
	2005	2004		2003		
(in thousands of dollars)	Cumberland Mall Acquisition (1)	New Castle Associates Acquisition 27% (2)	Rubin Organization Acquisition (3)	Crown Merger Acquisition (4)	Rouse Property Acquisition (4)	Willow Grove Acquisition 70% (5)
Mortgages assumed	$ 47,778	$ —	$ —	$ 596,666	$ 276,588	$ 76,876
Common shares issued for purchases	—	—	—	328,305	—	—
Preferred shares issued for purchases	—	—	—	143,303	—	—
OP units issued for purchases	10,993	17,844	10,245	47,690	17,144	—
Options issued for purchases	—	—	—	690	—	—
Liabilities assumed-net of other assets acquired	—	—	—	20,852	—	—
Debt premium	—	—	—	55,141	18,488	5,152

(1) *The Company assumed two mortgage loans and issued OP Units in connection with the acquisition of Cumberland Mall in February 2005.*

(2) *The Company issued 609,316 OP Units in connection with the acquisition of the remaining partnership interest in New Castle Associates, owner of Cherry Hill Mall.*

(3) *The Company issued 279,910 OP Units to certain former affiliates of The Rubin Organization in 2004 in connection with the acquisition of The Rubin Organization in 1997 (See Note 11).*

(4) *Amounts represent activities related to the Merger and the Rouse Property Acquisitions (see Note 2). In addition, the Company also issued 71,967 OP Units valued at $2.3 million in connection with the acquisition of the IKEA parcel adjacent to Plymouth Meeting Mall from The Rouse Company.*

(5) *Amounts represent the increase in the Company's proportionate share of the assumed mortgage debt in connection with the September 2003 acquisition of the remaining partnership interest in Willow Grove Park.*

Accounting Policies

USE OF ESTIMATES | The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting periods. Actual results could differ from those estimates.

The Company's management makes complex or subjective assumptions and judgments in applying its critical accounting policies. In making these judgments and assumptions, management considers, among other factors:

- events and changes in property, market and economic conditions;
- estimated future cash flows from property operations; and
- the risk of loss on specific accounts or amounts.

The estimates and assumptions made by the Company's management in applying its critical accounting policies have not changed materially over time, except as otherwise noted, and none of these estimates or assumptions have proven to be materially incorrect or resulted in the Company recording any significant adjustments relating to prior periods. The Company will continue to monitor the key factors underlying its estimates and judgments, but no change is currently expected.

REVENUE RECOGNITION | The Company derives over 95% of its revenues from tenant rents and other tenant-related activities. Tenant rents include base rents, percentage rents, expense reimbursements (such as common area maintenance, real estate taxes and utilities), amortization of above- and below-market intangibles and straight-line rents. The Company records base rents on a straight-line basis, which means that the monthly base rent income according to the terms of the Company's leases with its tenants is adjusted so that an average monthly rent is recorded for each tenant over the term of its lease. The straight-line rent adjustment increased revenue by approximately $4.2 million in 2005, $4.9 million in 2004 and $2.6 million in 2003. The significant increases in 2005 and 2004 were due to property acquisitions of properties with leases having fixed rent increases. Amortization of above-market and below-market lease intangibles decreased revenue by $1.4 million, $0.7 million and $0.4 million in 2005, 2004 and 2003, respectively, as described below under "Intangible Assets."

Percentage rents represent rental income that the tenant pays based on a percentage of its sales. Tenants that pay percentage rent usually pay in one of two ways, either a percentage of their total sales or a percentage of sales over a certain threshold. In the latter case, the Company does not record percentage rent until the sales threshold has been reached. Revenues for rents received from tenants prior to their due dates are deferred until the period to which the rents apply.

In addition to base rents, certain lease agreements contain provisions that require tenants to reimburse a pro rata share of real estate taxes and certain common area maintenance costs. Tenants generally make expense reimbursement payments monthly based on a budgeted amount determined at the beginning of the year. During the year, the Company's income increases or decreases based on actual expense levels and changes in other factors that influence the reimbursement amounts, such as occupancy levels. As of December 31, 2005 and 2004, the Company's accounts receivable included accrued income of $8.0 million and $5.6 million, respectively, because actual reimbursable expense amounts able to be billed to tenants under applicable contracts exceeded amounts actually billed. Subsequent to the end of the year, the Company prepares a reconciliation of the actual amounts due from tenants. The difference between the actual amount due and the amounts paid by the tenant throughout the year is billed or credited to the tenant, depending on whether the tenant paid too little or too much during the year.

No single tenant represented 10% or more of the Company's rental revenue in any period presented.

Lease termination fee income is recognized in the period when a termination agreement is signed and the Company is no longer obligated to provide space to the tenant. In the event that a tenant is in bankruptcy when the termination agreement is signed, termination fee income is deferred and recognized when it is received.

The Company's other main source of revenue comes from the provision of management services to third parties, including property management, brokerage, leasing and development. Management fees generally are a percentage of managed property revenues or cash receipts. Leasing fees are earned upon the consummation of new leases. Development fees are earned over the time period of the development activity and are recognized on the percentage of completion method. These activities are collectively included in "management company revenue" in the consolidated statements of income.

REAL ESTATE | Land, buildings, fixtures and tenant improvements are recorded at cost and stated at cost less accumulated depreciation. Expenditures for maintenance and repairs are charged to operations as incurred. Renovations or replacements, which improve or extend the life of an asset, are capitalized and depreciated over their estimated useful lives.

For financial reporting purposes, properties are depreciated using the straight-line method over the estimated useful lives of the assets. The estimated useful lives are as follows:

Buildings	30-50 years
Land Improvements	15 years
Furniture/Fixtures	3-10 years
Tenant Improvements	Lease term

The Company is required to make subjective assessments as to the useful lives of its real estate assets for purposes of determining the amount of depreciation to reflect on an annual basis with respect to those assets based on various factors, including industry standards, historical experience and the condition of the asset at the time of acquisition. These assessments have a direct impact on the Company's net income. If the Company were to determine that a longer expected useful life was appropriate for a particular asset, it would be depreciated over more years, and, other things being equal, result in less annual depreciation expense and higher annual net income.

Assessment of recoverability by the Company of certain other lease related costs must be made when the Company has a reason to believe that the tenant may not be able to perform under the terms of the lease as originally expected. This requires the Company to make estimates as to the recoverability of such costs.

Gains from sales of real estate properties and interests in partnerships generally are recognized using the full accrual method in accordance with the provisions of Statement of Financial Accounting Standards No. 66, "Accounting for Real Estate Sales," provided that various criteria are met relating to the terms of sale and any subsequent involvement by the Company with the properties sold.

INTANGIBLE ASSETS | The Company accounts for its property acquisitions under the provisions of Statement of Financial Accounting Standards No. 141, "Business Combinations" ("SFAS No. 141"). Pursuant to SFAS No. 141, the purchase price of a property is allocated to the property's assets based on management's estimates of their fair value. The determination of the fair value of intangible assets requires significant estimates by management and considers many factors, including the Company's expectations about the underlying property and the general market conditions in which the property operates. The judgment and subjectivity inherent in such assumptions can have a significant impact on the magnitude of the intangible assets that the Company records.

SFAS No. 141 provides guidance on allocating a portion of the purchase price of a property to intangible assets. The Company's methodology for this allocation includes estimating an "as-if vacant" fair value of the physical property, which is allocated to land, building and improvements. The difference between the purchase price and the "as-if vacant" fair value is allocated to intangible assets. There are three categories of intangible assets to be considered: (i) value of in-place leases, (ii) above- and below-market value of in-place leases and (iii) customer relationship value.

The value of in-place leases is estimated based on the value associated with the costs avoided in originating leases comparable to the acquired in-place leases, as well as the value associated with lost rental revenue during the assumed lease-up period. The value of in-place leases is amortized as real estate amortization over the remaining lease term.

Above-market and below-market in-place lease values for acquired properties are recorded based on the present value of the difference between (i) the contractual amounts to be paid pursuant to the in-place leases and (ii) management's estimates of fair market lease rates for the comparable in-place leases, based on factors including historical experience, recently executed transactions and specific property issues, measured over a period equal to the remaining non-cancelable term of the lease. The value of above-market lease values is amortized as a reduction of rental income over the remaining terms of the respective leases. The value of below-market lease values is amortized as an increase to rental income over the remaining terms of the respective leases, including any below-market optional renewal periods.

The Company allocates purchase price to customer relationship intangibles based on management's assessment of the value of such relationships and if the customer relationships associated with the acquired property provide incremental value over the Company's existing relationships.

The following table presents the Company's intangible assets and liabilities, net of accumulated amortization, as of December 31, 2005 and 2004:

	As of December 31, 2005		
(in thousands of dollars)	Intangible Assets of Real Estate Held for Investment	Intangible Assets of Non-Core Properties[1]	Total
Value of in-place lease intangibles	$ 153,099	$ 5,673	$ 158,772
Above-market lease intangibles	8,666	48	8,714
Subtotal	**161,765**	**5,721**	**167,486**
Goodwill (see below)	11,829	—	11,829
Total intangible assets	**$ 173,594**	**$ 5,721**	**$ 179,315**
Below-market lease intangibles	**$ (9,865)**	**$ (172)**	**$ (10,037)**

	As of December 31, 2004		
(in thousands of dollars)	Intangible Assets of Real Estate Held for Investment	Intangible Assets of Non-Core Properties[1]	Total
Value of in-place lease intangibles	$ 147,634	$ 5,673	$ 153,307
Above-market lease intangibles	12,171	65	12,236
Subtotal	**159,805**	**5,738**	**165,543**
Goodwill (see below)	12,045	—	12,045
Total intangible assets	**$ 171,850**	**$ 5,738**	**$ 177,588**
Below-market lease intangibles	**$ (11,655)**	**$ (221)**	**$ (11,876)**

(1) *Represents amounts recorded related to the acquisition of the Non-Core Properties (see Note 2) in connection with the Merger. Amortization expense recorded during the years ended December 31, 2005, 2004 and 2003 for the value of in-place leases totaled $30.1 million, $23.1 million and $9.4 million, respectively. The amortization of above-market and below-market leases resulted in a net reduction in rental income of $1.4 million, $0.7 million and $0.4 million during the years ended December 31, 2005, 2004 and 2003, respectively.*

In the normal course of business, the Company's intangible assets (including above-market and below-market intangibles attributable to the Non-Core Properties) will amortize in the next five years and thereafter as follows (in thousands of dollars):

For the Year Ended December 31,	In-Place Lease Intangibles[1]	Above/(Below) Market Leases
	$ 30,318	$ 398
2007	29,365	169
2008	29,365	234
2009	29,365	394
2010	24,465	192
2011 and thereafter	10,221	(2,710)
Total	**$ 153,099**	**$ (1,323)**

(1) *In accordance with SFAS No. 144 (see below), in-place lease intangibles of properties held-for-sale are not amortized.*

GOODWILL | Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" ("SFAS No.142"), requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead be tested for impairment at least annually. The Company conducts an annual review of its goodwill balances for impairment to determine whether an adjustment to the carrying value of goodwill is required. The Company's intangible assets on the accompanying consolidated balance sheets at December 31, 2005 and 2004 include $11.8 million and $12.0 million, respectively (net of $1.1 million of amortization expense recognized prior to January 1, 2002) of goodwill recognized in connection with the acquisition of The Rubin Organization in 1997.

Changes in the carrying amount of goodwill for the three years ended December 31, 2005 were as follows (in thousands of dollars):

Balance, January 1, 2003	**$ 16,680**
Goodwill divested	(7,639)
Balance, December 31, 2003	**9,041**
Additions to goodwill	3,044
Goodwill divested	(40)
Balance, December 31, 2004	**12,045**
Goodwill divested	(216)
Balance, December 31, 2005	**$ 11,829**

ASSETS HELD-FOR-SALE AND DISCONTINUED OPERATIONS | The Company generally considers assets to be held-for-sale when the sale transaction has been approved by the appropriate level of management and there are no known material contingencies relating to the sale such that the sale is probable within one year.

When assets are identified by management as held-for-sale, the Company discontinues depreciating the assets and estimates the sales price, net of selling costs, of such assets. If, in management's opinion, the net sales price of the assets identified as held-for-sale is less than the net book value of the assets, the asset is written down to fair value less the cost to sell. Assets and liabilities related to assets classified as held-for-sale are presented separately in the consolidated balance sheet.

Assuming no significant continuing involvement, a sold real estate property is considered a discontinued operation. In addition, properties classified as held-for-sale are considered discontinued operations. Properties classified as discontinued operations were reclassified as such in the accompanying consolidated statement of income for each period presented. Interest expense that is specifically identifiable to the property is used in the computation of interest expense attributable to discontinued operations. See Note 2 below for a description of the properties included in discontinued operations. Investments in partnerships are excluded from discontinued operations treatment.

ASSET IMPAIRMENT | Real estate investments are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the property might not be recoverable. A property to be held and used is considered impaired only if management's estimate of the aggregate future cash flows to be generated by the property, undiscounted and without interest charges, are less than the carrying value of the property. This estimate takes into consideration factors such as expected future operating income, trends and prospects, as well as the effects of demand, competition and other factors. In addition, these estimates may consider a probability weighted cash flow estimation approach when alternative courses of action to recover the carrying amount of a long-lived asset are under consideration or when a range of possible values is estimated.

The determination of undiscounted cash flows requires significant estimates by management, including the expected course of action at the balance sheet date that would lead to such cash flows. Subsequent changes in estimated undiscounted cash flows arising from changes in anticipated action to be taken with respect to the property could impact the determination of whether an impairment exists and whether the effects could materially impact the Company's net income. To the extent impairment has occurred, the loss will be measured as the excess of the carrying amount of the property over the fair value of the property.

TENANT RECEIVABLES | The Company makes estimates of the collectibility of its tenant receivables related to tenant rents including base rents, straight-line rents, expense reimbursements and other revenue or income. The Company specifically analyzes accounts receivable, historical bad debts, customer creditworthiness, current economic trends and changes in customer payment terms when evaluating the adequacy of the allowance for doubtful accounts. In addition, with respect to tenants in bankruptcy, the Company makes estimates of the expected recovery of pre-petition and post-petition claims in assessing the estimated collectibility of the related receivable. In some cases, the time required to reach an ultimate resolution of these claims can exceed one year. These estimates have a direct impact on the Company's net income because a higher bad debt reserve results in less net income, other things being equal. The Company maintains a 15% reserve on straight-line rent balances. The Company periodically reviews the straight-line rent reserve policy and adjusts the policy if it determines that there has been a change in risk associated with these amounts due to various property and industry factors. In 2004, the Company increased the reserve from 5% to 15% to address such changes in risks.

INCOME TAXES | The Company has elected to qualify as a real estate investment trust under Sections 856-860 of the Internal Revenue Code of 1986, as amended, and intends to remain so qualified.

Earnings and profits, which determine the taxability of distributions to shareholders, will differ from net income reported for financial reporting purposes due to differences in cost basis, differences in the estimated useful lives used to compute depreciation and differences between the allocation of the Company's net income and loss for financial reporting purposes and for tax reporting purposes.

The Company is subject to a federal excise tax computed on a calendar year basis. The excise tax equals 4% of the excess, if any, of 85% of the Company's ordinary income plus 95% of the Company's capital gain net income for the year plus 100% of any prior year shortfall over cash distributions during the year, as defined by the Internal Revenue Code. The Company has, in the past, distributed a substantial portion of its taxable income in the subsequent fiscal year and might also follow this policy in the future.

No provision for excise tax was made for the years ended December 31, 2005, 2004, and 2003, as no tax was due in those years.

The per share distributions paid to shareholders had the following components for the years ended December 31, 2005, 2004, and 2003:

	For the Year Ended December 31,		
	2005	2004	2003
Ordinary income	$ 2.07	$ 1.62	$ 1.20
Capital gains	—	0.03	0.79
Return of capital	0.18	0.51	0.08
	$ 2.25	**$ 2.16**	**$ 2.07**

PRI is subject to federal, state and local income taxes. The Company had no provision or benefit for federal or state income taxes in the years ended December 31, 2005, 2004 and 2003. The Company had net deferred tax assets of $4.1 million and $4.7 million as of December 31, 2005 and 2004, respectively. The deferred tax assets are primarily the result of net operating losses. A valuation allowance has been established for the full amount of the deferred tax assets, since it is more likely than not that these will not be realized. The Company recorded a $0.6 million expense related to Philadelphia net profits tax for the year ended December 31, 2005.

The aggregate cost basis and depreciated basis for federal income tax purposes of the Company's investment in real estate was approximately $2,883.6 million and $2,284.6 million, respectively, at December 31, 2005 and $2,451.9 million and $1,901.6 million, respectively, at December 31, 2004.

FAIR VALUE OF FINANCIAL INSTRUMENTS | Carrying amounts reported on the balance sheet for cash, rents and other receivables, accounts payable and accrued expenses, and borrowings under the Company's unsecured revolving credit facility ("Credit Facility") approximate fair value due to the short-term nature of these instruments. The Company's variable-rate debt has an estimated fair value that is approximately the same as the recorded amounts in the balance sheets. The estimated fair value for fixed-rate debt, which is calculated for disclosure purposes, is based on the borrowing rates available to the Company for fixed-rate mortgages and corporate notes payable with similar terms and maturities.

Debt assumed in connection with property acquisitions is recorded at fair value at the acquisition date and the resulting premium or discount is amortized through interest expense over the remaining term of the debt, resulting in a non-cash decrease (in the case of a premium) or increase (in the case of a discount) in interest expense.

DERIVATIVES | In the normal course of business, the Company is exposed to financial market risks, including interest rate risk on its interest-bearing liabilities. The Company endeavors to limit these risks by following established risk management policies, procedures and strategies, including the use of derivative financial instruments. The Company does not use derivative financial instruments for trading or speculative purposes.

Derivative financial instruments are recorded on the balance sheet as assets or liabilities based on the instrument's fair value. Changes in the fair value of derivative financial instruments are recognized currently in earnings, unless the derivative financial instrument meets the criteria for hedge accounting contained in Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended and interpreted ("SFAS No. 133"). If the derivative financial instruments meet the criteria for a cash flow hedge, the gains and losses in the fair value of the instrument are deferred in other comprehensive income. Gains and losses on a cash flow hedge are reclassified into earnings when the forecasted transaction affects earnings. A contract that is designated as a hedge of an anticipated transaction which is no longer likely to occur is immediately recognized in earnings.

The anticipated transaction to be hedged must expose the Company to interest rate risk, and the hedging instrument must reduce the exposure and meet the requirements for hedge accounting under SFAS No. 133. The Company must formally designate the instrument as a hedge and document and assess the effectiveness of the hedge at inception and on a quarterly basis. Interest rate hedges that are designated as cash flow hedges hedge future cash outflows on debt.

To determine the fair values of derivative instruments prior to settlement, the Company uses a variety of methods and assumptions that are based on market conditions and risks existing at each balance sheet date. For the majority of financial instruments, including most derivatives, long-term investments and long-term debt, standard market conventions and techniques such as discounted cash flow analysis, option pricing models, replacement cost and termination cost are used to determine fair value. All methods of assessing fair value result in a general approximation of value, and there can be no assurance that the value in an actual transaction will be equivalent to the fair value set forth in the Company's financial statements.

OPERATING PARTNERSHIP UNIT REDEMPTIONS | Shares issued upon redemption of OP Units are recorded at the book value of the OP Units surrendered.

STOCK-BASED COMPENSATION EXPENSE | The Company follows the expense recognition provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS No. 123"). The Company values stock options issued using the Black-Scholes option-pricing model and recognizes this value as an expense over the period in which the options vest. Under SFAS No. 123, recognition of expense for stock options is prospectively applied to all options granted after the beginning of the year of adoption. The compensation expense associated with the stock options is included in general and administrative expenses in the accompanying consolidated statements of income.

Statement of Financial Accounting Standards No. 148, "Accounting for Stock-Based Compensation – Transition and Disclosure, an amendment of FASB Statement No. 123" ("SFAS No. 148") amended SFAS No. 123, "Accounting for Stock-Based Compensation" to provide alternative methods of transition for a voluntary change to the fair value method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements.

Under the prospective method of adoption selected by the Company under the provisions of SFAS No. 148, compensation cost was recognized in 2003 as if the recognition provisions of SFAS No. 123 had been applied from the date of adoption to awards granted after January 1, 2003 (the Company's date of adoption). The following table illustrates the effect on net income and earnings per share if the fair value based method had been applied to all outstanding and unvested awards in each period presented.

(in thousands of dollars, except per share amounts)	For the Year Ended December 31, 2005	2004	2003
Net income available to common shareholders	$ 44,016	$ 40,175	$194,507
Deduct: Dividends on unvested restricted shares	(1,024)	(733)	—
Add: Stock-based employee compensation expense included in reported net income	3,176	2,954	2,487
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards	(3,416)	(3,115)	(2,629)
Pro-forma net income available to common shareholders	**$ 42,752**	**$ 39,281**	**$194,365**
Earnings per share:			
Basic – as reported	**$ 1.19**	**$ 1.11**	**$ 9.54**
Basic – pro-forma	**$ 1.18**	**$ 1.10**	**$ 9.53**
Diluted – as reported	**$ 1.17**	**$ 1.10**	**$ 9.38**
Diluted – pro-forma	**$ 1.16**	**$ 1.09**	**$ 9.38**

EARNINGS PER SHARE | The difference between basic weighted-average shares outstanding and diluted weighted-average shares outstanding is the dilutive impact of common stock equivalents. Common stock equivalents consist primarily of shares to be issued under employee stock compensation programs and outstanding stock options and warrants whose exercise price was less than the average market price of the Company's stock during these periods.

RECENT ACCOUNTING PRONOUNCEMENTS | *EITF NO. 04-05* | In June 2005, the Emerging Issues Task Force reached a consensus on EITF Issue No. 04-05, "Determining Whether a General Partner, or the General Partners as a Group, Controls a Limited Partnership or Similar Entity When the Limited Partners Have Certain Rights" ("EITF 04-05"). This consensus applies to voting right entities not within the scope of FIN No. 46R in which the investor is the general partner in a limited partnership or functional equivalent. EITF 04-05 provides guidelines to determine whether or not a general partner controls a limited partnership.

EITF 04-05 became effective upon ratification by the Financial Accounting Standards Board ("FASB") on June 29, 2005 for all newly formed limited partnerships and for existing limited partnerships for which partnership agreements are modified after that date. For general partners in all other limited partnerships, the effective date is no later than the beginning of the first reporting period in fiscal years beginning after December 15, 2005. The Company completed its evaluation of the impact of applying the provisions of EITF 04-05 to its existing unconsolidated partnerships, and has determined that the adoption will have no impact on its consolidated financial statements.

FIN 47 | In March 2005, the FASB issued Interpretation No. 47 ("FIN 47"), "Accounting for Conditional Asset Retirement Obligations, an interpretation of FASB Statement No. 143." FIN 47 refers to a legal obligation to perform an asset retirement activity in which the timing and/or method of settlement are conditional on a future event that may or may not be within the control of the entity. An entity is required to recognize a liability for the fair value of a conditional asset retirement obligation if the fair value of the liability can be reasonably estimated. The fair value of a liability for the conditional asset retirement obligation should be recognized when incurred, generally upon acquisition, construction, or development and through the normal operation of the asset. This interpretation is effective for the year ended December 31, 2005. Adoption did not have a material effect on the Company's consolidated financial statements.

SFAS NO. 123(R) AND SAB NO. 107 | In December 2004, the FASB issued Statement of Financial Accounting Standards No. 123(R), "Share-Based Payment" ("SFAS No. 123(R)"), which is a revision of SFAS No. 123 and supersedes APB Opinion No. 25. SFAS No. 123(R) requires all share-based payments to employees, including grants of employee stock options, to be valued at fair value on the date of grant, and to be expensed over the applicable vesting period. Pro forma disclosure of the income statement effects of share-based payments, which was permitted under SFAS No. 123, is no longer an alternative. As originally issued by the FASB, SFAS No. 123(R) was effective for all stock-based awards granted on or after July 1, 2005. In addition, companies must also recognize compensation expense related to any awards that were not fully vested as of July 1, 2005. In March 2005, the Securities and Exchange Commission ("SEC") released Staff Accounting Bulletin No. 107 ("SAB No. 107"), which provides guidance related to share-based payment arrangements for reporting companies. Also in March 2005, the SEC permitted reporting companies to defer adoption of SFAS No. 123(R) until the beginning of their next fiscal year, which, for the Company, was January 1, 2006. Compensation expense for the unvested awards will be measured based on the fair value of such awards previously calculated in connection with the development of the prior pro forma disclosures in accordance with the provisions of SFAS No. 123. The Company has completed its assessment of the impact of SFAS No. 123(R), and has determined that the impact is not material.

2 Real Estate Activities

Investments in real estate as of December 31, 2005 and 2004 were comprised of the following:

	As of December 31,	
(in thousands of dollars)	2005	2004
Buildings, improvements, and construction in progress	$ 2,430,943	$ 2,137,687
Land, including land held for development	437,616	395,889
Total investments in real estate	**2,868,559**	**2,533,576**
Accumulated depreciation	(220,788)	(150,885)
Net investments in real estate	**$ 2,647,771**	**$ 2,382,691**

ACQUISITIONS | The Company records its acquisitions based on estimates of fair value as determined by management, based on information available and on assumptions of future performance. These allocations are subject to revisions, in accordance with GAAP, during the twelve-month periods following the closings of the respective acquisitions.

2005 ACQUISITIONS | In December 2005, the Company acquired Woodland Mall in Grand Rapids, Michigan, with 1.2 million square feet, for $177.4 million. The Company funded the purchase price with two 90-day corporate notes totaling $94.4 million having a weighted average interest rate of 6.85% and secured by letters of credit, $80.5 million from its Credit Facility, and the remainder from its available working capital.

In May 2005, the Company exercised its option to purchase approximately 73 acres of previously ground leased land that contains Magnolia Mall in Florence, South Carolina for $5.9 million. The Company used available working capital to fund this purchase.

In March 2005, the Company acquired the Gadsden Mall in Gadsden, Alabama, with 0.5 million square feet, for $58.8 million. The Company funded the purchase price from its Credit Facility. Of the purchase price amount, $7.8 million was allocated to the value of in-place leases, $0.1 million was allocated to above-market leases and $0.3 million was allocated to below-market leases. The acquisition included the nearby P&S Office Building, a 40,000 square foot office building that the Company considers to be non-strategic, and which the Company has classified as held-for-sale for financial reporting purposes.

In February 2005, the Company purchased the 0.9 million square foot Cumberland Mall in Vineland, New Jersey and a vacant 1.7 acre parcel adjacent to the mall. The total price paid for the mall and the adjacent parcel was $59.5 million, including the assumption of $47.7 million in mortgage debt. The Company paid the $0.9 million purchase price of the adjacent parcel in cash, and the Company paid the remaining portion of the purchase price using 272,859 OP Units, which were valued at $11.0 million, based on the average of the closing price of the Company's common shares on the ten consecutive trading days immediately before the closing date of the transaction. Of the purchase price amount, $8.7 million was allocated to the value of in-place leases, $0.2 million was allocated to above-market leases and $0.3 million was allocated to below-market leases. The Company also recorded a debt premium of $2.7 million in order to record Cumberland Mall's mortgage at fair value.

PRI provided management and leasing services to Cumberland Mall since 1997 for Cumberland Mall Associates (a New Jersey limited partnership that owned Cumberland Mall). Ronald Rubin, chairman, chief executive officer and a trustee of the Company, and George F. Rubin, a vice chairman and a trustee of the Company, controlled and had substantial ownership interests in Cumberland Mall Associates and the entity that owned the adjacent undeveloped parcel. Accordingly, a committee of non-management trustees evaluated the transactions on behalf of the Company. The committee obtained an independent appraisal and found the purchase price to be fair to the Company. The committee also approved the reduction of the fee payable by Cumberland Mall Associates to PRI under the existing management agreement upon the sale of the mall from 3% of the purchase price to 1% of the purchase price. The fee received by PRI was treated as a reduction of the purchase price for financial reporting purposes. The Company's Board of Trustees also approved the transaction.

2004 ACQUISITIONS | In December 2004, the Company acquired Orlando Fashion Square in Orlando, Florida, with 1.1 million square feet, for approximately $123.5 million, including closing costs. The transaction was primarily financed under the Company's Credit Facility. Of the purchase price amount, $14.7 million was allocated to the value of in-place leases and $0.7 million was allocated to above-market leases.

In May 2004, the Company acquired The Gallery at Market East II in Philadelphia, Pennsylvania, with 0.3 million square feet, for a purchase price of $32.4 million. The purchase price was primarily funded from the Credit Facility. Of the purchase price amount, $4.5 million was allocated to the value of in-place leases, $1.2 million was allocated to above-market leases and $1.1 million was allocated to below-market leases.

In May 2004, the Company acquired the remaining 27% ownership interest in New Castle Associates, the entity that owns Cherry Hill Mall in Cherry Hill, New Jersey, in exchange for 609,316 OP Units valued at $17.8 million. The Company acquired its 73% ownership of New Castle Associates in April 2003 (see "Additional 2003 Acquisitions"). As a result, the Company now owns 100% of New Castle Associates. Prior to the closing of the acquisition of the remaining interest, each of the partners in New Castle Associates other than the Company was entitled to a cumulative preferred distribution from New Castle Associates equal to $1.2 million in the aggregate per annum, subject to certain downward adjustments based upon certain capital distributions by New Castle Associates.

Pan American Associates, a former limited partner of New Castle Associates, is controlled by Ronald Rubin and George F. Rubin. By reason of their interest in Pan American Associates, prior to the Company's acquisition of the remaining 27% interest in New Castle Associates, Ronald Rubin had a 9.37% indirect limited partnership interest in New Castle Associates and George F. Rubin had a 1.43% indirect limited partnership interest in New Castle Associates. In addition, Ronald Rubin and George F. Rubin are beneficiaries of a trust that had a 7.66% indirect limited partnership interest in New Castle Associates. The transaction with New Castle Associates was approved by a special committee of independent members of the Company's Board of Trustees.

2003 CROWN MERGER | On November 20, 2003, the Company announced the closing of the merger of Crown American Realty Trust ("Crown") with and into the Company (the "Merger") in accordance with an Agreement and Plan of Merger (the "Merger Agreement") dated as of May 13, 2003, by and among the Company, PREIT Associates, Crown and Crown American Properties, L.P. ("CAP"), a limited partnership of which Crown was the sole general partner before the Merger. Through the Merger and related transactions, the Company acquired 26 regional shopping malls and the remaining 50% interest in Palmer Park Mall in Easton, Pennsylvania.

In the Merger, each Crown common share was automatically converted into the right to receive 0.3589 of a PREIT common share in a tax-free, share-for-share transaction. Accordingly, the Company issued approximately 11,725,175 of its common shares to the former holders of Crown common shares. In addition, the Company issued 2,475,000 11% non-convertible senior preferred shares to the former holders of Crown preferred shares in connection with the Merger. Also as part of the Merger, options to purchase a total of 30,000 Crown common shares were replaced with options to purchase a total of 10,764 PREIT common shares with a weighted average exercise price of $21.13 per share and options to purchase a total of 421,100 units of limited partnership interest in CAP were replaced with options to purchase a total of 151,087 PREIT common shares with a weighted average exercise price of $17.23 per share. In addition, a warrant to purchase 100,000 Crown common shares automatically was converted into a replacement warrant to purchase 35,890 PREIT common shares at an exercise price of $25.08 per share.

Immediately after the closing of the Merger, CAP contributed the remaining interest in all of its assets (excluding a portion of its interest in two partnerships) and substantially all of its liabilities to the Company's Operating Partnership in exchange for 1,703,214 OP Units. The interest in the two partnerships retained by CAP is subject to a put-call arrangement involving 341,297 additional OP Units (see Note 12 under "Other").

The value of shares of beneficial interest, preferred shares, OP Units, options and warrants issued in connection with the Merger was determined based on the closing market value of the related securities on May 13, 2003, the date on which the financial terms of the Merger were substantially complete.

As a result of the Merger, in 2004 and 2003, the Company incurred substantial integration and transition expenses as follows:

(in thousands of dollars)	For the Year Ended December 31, 2004	2003
Incentive compensation	$ 478	$ 4,261
Consulting fees	—	1,662
Professional fees	331	310
Travel/meeting costs	139	187
Office expense	982	—
Total	**$ 1,930**	**$ 6,420**

ADDITIONAL 2003 ACQUISITIONS | In September 2003, the Company acquired the remaining 70% interest in Willow Grove Park in Willow Grove, Pennsylvania that it did not previously own. The purchase price of the 70% interest was $45.5 million in cash, which the Company paid using a portion of the net proceeds of the Company's August 2003 equity offering. As of the date of the acquisition of the 70% interest, the property had $109.7 million in mortgage debt, with an interest rate of 8.39%. This mortgage debt was refinanced in the fourth quarter of 2005.

In September 2003, the Company purchased a 6.08 acre parcel and a vacant 160,000 square foot two story building adjacent to the Plymouth Meeting Mall in Plymouth Meeting, Pennsylvania for $15.8 million, which included $13.5 million in cash paid to IKEA for the building from the Company's August 2003 equity offering and approximately 72,000 OP Units paid to the holder of an option to acquire the parcel.

In April 2003, the Company acquired Moorestown Mall, The Gallery at Market East I and Exton Square Mall from affiliated entities of The Rouse Company ("Rouse") and, in June 2003, the Company acquired Echelon Mall and Plymouth Meeting Mall from Rouse, all of which are located in the greater Philadelphia area. In June 2003, the Company also acquired the ground lessor's interest in Plymouth Meeting Mall from the Teachers Insurance and Annuity Association ("TIAA").

In addition, in April 2003, New Castle Associates acquired Cherry Hill Mall from Rouse in exchange for New Castle Associates' interest in Christiana Mall, cash and the assumption by New Castle Associates of mortgage debt on Cherry Hill Mall. On that same date, the Company acquired a 49.9% ownership interest in New Castle Associates and, through subsequent contributions and option exercises, increased its ownership interest to 100%.

The aggregate purchase price for the Company's acquisition of the five malls from Rouse, for TIAA's ground lease interest in Plymouth Meeting Mall and for New Castle Associates (including the additional purchase price paid upon exercise of the Company's option to acquire the remaining interests in New Castle Associates) was $549 million, including $237 million in cash, the assumption of $277 million in non-recourse mortgage debt and the issuance of $35 million in OP Units. Certain former partners of New Castle Associates not affiliated with the Company exercised their special right to redeem for cash an aggregate of 261,349 OP Units issued to such partners at closing, and the Company paid to those partners an aggregate amount of approximately $7.7 million. In addition, the Company granted registration rights to the partners of New Castle Associates with respect to the shares underlying the OP Units issued to them, other than those redeemed for cash following the closing.

In connection with the April 2003 sale of Christiana Mall by New Castle Associates to Rouse, PRI received a brokerage fee of $2.0 million pursuant to a pre-existing management and leasing agreement between PRI and New Castle Associates. This fee was received in April 2003 by PRI prior to the Company's acquisition of its ownership interest in New Castle Associates.

PRI also entered into a new management and leasing agreement with New Castle Associates for Cherry Hill Mall, which provided for a fee of 5.25% of all rents and other revenues received by New Castle Associates from Cherry Hill Mall. The Company ceased recording charges under this agreement upon its purchase of the remaining interest in New Castle Associates in May 2004.

Pro forma revenues, net income, basic net income per share and diluted net income per share for the year ended December 31, 2003, reflecting the purchases of the Crown properties, the Rouse properties and the remaining interest in Willow Grove, are presented below as if the purchases took place on January 1, 2003. The pro forma impact of the 2004 and 2005 acquisitions is not reflected because the 2004 and 2005 acquisitions were not material to the Company's results of operations. The unaudited pro forma information presented within this footnote is not necessarily indicative of the results which actually would have occurred if the acquisitions had been completed on January 1, 2003, nor does the pro forma information purport to represent the results of operations for future periods.

(in thousands of dollars) except per share amounts	For the Year Ended December 31, 2003
Revenues	$ 393,708
Net income available to common shareholders	$ 202,070
Basic net income per share	$ 6.56
Diluted net income per share	$ 6.45

DISPOSITIONS | In December 2005, the Company sold Festival at Exton in Exton, Pennsylvania for $20.2 million. The Company recorded a gain of $2.5 million from this sale.

In August 2005, the Company sold its four industrial properties (the "Industrial Properties") for $4.3 million. The Company recorded a gain of $3.7 million from this transaction.

In May 2005, pursuant to an option granted to the tenant in a 1994 ground lease agreement, the Company sold a 13.5 acre parcel in Northeast Tower Center in Philadelphia, Pennsylvania containing a Home Depot store to Home Depot U.S.A, Inc. for $12.5 million. The Company recorded a gain of $0.6 million on the sale of this parcel.

In January 2005, the Company sold a 0.2 acre parcel associated with Wiregrass Commons Mall in Dothan, Alabama for $0.1 million. The Company recorded a gain of $0.1 million on the sale of this parcel.

In September 2004, the Company sold five properties for $110.7 million. The properties were acquired in November 2003 in connection with the Merger, and were among six properties that were considered to be non-strategic (the "Non-Core Properties"). The Non-Core Properties were classified as held-for-sale as of the date of the Merger. The net proceeds from the sale were $108.5 million after closing costs and adjustments. The Company used the proceeds from this sale primarily to repay amounts outstanding under the Credit Facility. The Company did not record a gain or loss on this sale for financial reporting purposes. The sixth Non-Core Property, Schuylkill Mall, remains classified as held for sale at December 31, 2005 (see Note 15 "Subsequent Events").

In the second and third quarters of 2003, the Company disposed of its entire portfolio of multifamily properties, which consisted of 15 wholly-owned properties and four properties in which the Company had a 50% partnership interest. The Company sold its 15 wholly-owned multifamily properties to MPM Acquisition Corp., an affiliate of Morgan Properties, Ltd., for $392.1 million ($185.3 million of which consisted of assumed indebtedness). The sale of the Company's wholly-owned multifamily properties resulted in a gain of $178.1 million. In the second quarter of 2004, the Company recorded a $0.6 million reduction to the gain on the sale of the portfolio in connection with the settlement of claims made against the Company by the purchaser of the properties. The results of operations of these wholly-owned properties and the resulting gains on sale are included in discontinued operations.

A substantial portion of the gain on the sale of the wholly-owned multifamily properties met the requirements for a tax deferred exchange with the properties acquired from Rouse.

In January 2003, the Company sold a parcel of land located at Crest Plaza Shopping Center located in Allentown, Pennsylvania for $3.2 million. The Company recognized a gain of $1.1 million as a result of this sale.

DISCONTINUED OPERATIONS | The Company has presented as discontinued operations the operating results of (i) Festival at Exton, (ii) the Industrial Properties, (iii) the wholly-owned multifamily portfolio, (iv) the Non-Core Properties, and (v) the P&S Office Building.

The following table summarizes revenue and expense information for the Company's discontinued operations:

	For the Year Ended December 31,		
(in thousands of dollars)	2005	2004	2003
Real estate revenues	$ 8,682	$ 26,260	$ 31,847
Expenses:			
Property operating expenses	(4,011)	(14,331)	(13,969)
Depreciation and amortization	(433)	(502)	(2,807)
Interest expense	(1,241)	(2,921)	(5,660)
Total expenses	**(5,685)**	**(17,754)**	**(22,436)**
Income from discontinued operations	2,997	8,506	9,411
Gains (adjustment to gains) on sales of discontinued operations	6,158	(550)	178,121
Minority Interest in discontinued operations	(1,020)	(671)	(18,857)
Income from discontinued operations	**$ 8,135**	**$ 7,285**	**$ 168,675**

DEVELOPMENT ACTIVITIES | As of December 31, 2005 and 2004, the Company had capitalized $41.3 million and $9.3 million, respectively, related to construction and development activities. Of the balance at December 31, 2005, $6.1 million is included in deferred costs and other assets in the accompanying consolidated balance sheets, $33.7 million is included in construction in progress and $1.5 million is included in Investments in partnerships, at equity. The Company had $0.8 million of deposits on land purchase contracts at December 31, 2005, of which $0.2 million was refundable.

In transactions that closed between May and August 2005, the Company acquired two land parcels with a total of approximately 45 acres in Lacey Township, New Jersey for approximately $11.6 million in cash, including closing costs. In December 2005, Lacey Township authorized the Company to construct a new retail center of up to 0.3 million square feet on this land, including a 0.1 million square foot Home Depot. The Company is awaiting an additional state permit. The Company had previously executed an agreement of sale to sell 10 acres of the site to Home Depot U.S.A., Inc. for $9.0 million.

In August 2005, the Company acquired an approximately 15 acre parcel in Christiansburg, Virginia adjacent to New River Valley Mall for $4.1 million, including closing costs.

In November and June 2005, the Company acquired a total of approximately 33 acres in New Garden Township, Pennsylvania for $6.6 million, including closing costs.

The Company entered into an agreement in October 2004 with Valley View Downs, LP ("Valley View") and Centaur Pennsylvania, LLC ("Centaur") to manage the development of a proposed harness racetrack and casino on an approximately 208 acre site located 35 miles northwest of Pittsburgh, Pennsylvania. Valley View acquired the site in 2005, but the agreement contemplates that the Company will acquire the site and lease it to Valley View for the construction and operation of a harness racetrack and a casino and related facilities. The Company will not have any ownership interest in Valley View or Centaur. The Company's acquisition of the site and the construction of the racetrack require the issuance to Valley View of the sole remaining unissued harness racetrack license in Pennsylvania. The construction of the casino requires the issuance of a gaming license to Valley View. Valley View had been one of two applicants for the racing license. In November 2005, the Harness Racing Commission issued an order denying award of the racing license to both of the applicants. In December 2005, Valley View filed a motion for reconsideration with the Commission. In addition, Valley View filed an appeal of the ruling in the Pennsylvania Commonwealth Court. Valley View is awaiting action by the Harness Racing Commission and the Commonwealth Court regarding these appeals. However, the Company is unable to predict whether Valley View will be issued the racing license or the gaming license.

In March 2004, the Company acquired 25 acres in Florence, South Carolina. The purchase price for the parcel was $3.8 million in cash, including related closing costs. The parcel, which is zoned for commercial development, is located across the street from Magnolia Mall and The Commons at Magnolia, both wholly-owned PREIT properties. The Company anticipates building a 0.2 million square foot power center with a Home Depot store as the anchor and four outparcel locations.

CAPITALIZATION OF COSTS | The following table summarizes the Company's capitalized salaries and benefits, real estate taxes and interest for the years ended December 31, 2005, 2004 and 2003:

	For the Year Ended December 31,		
(in thousands of dollars)	2005	2004	2003
Development/Redevelopment:			
Salaries and benefits	$ 1,749	$ 1,285	$ 944
Real estate taxes	451	178	80
Interest	2,798	1,632	799
Leasing:			
Salaries and benefits	3,574	2,763	111

Costs incurred related to development and redevelopment projects for interest, property taxes and insurance are capitalized only during periods in which activities necessary to prepare the property for its intended use are in progress. Costs incurred for such items after the property is substantially complete and ready for its intended use are charged to expense as incurred. The Company capitalizes a portion of development department employees' compensation and benefits related to time spent involved in development and redevelopment projects.

The Company capitalizes payments made to obtain options to acquire real property. All other related costs that are incurred before acquisition are capitalized if the acquisition of the property or of an option to acquire the property is probable. If the property is acquired, such costs are included in the amount recorded as the initial value of the asset. Capitalized pre-acquisition costs are charged to expense when it is probable that the property will not be acquired.

The Company capitalizes salaries, commissions and benefits related to time spent by leasing and legal department personnel involved in originating leases with third-party tenants.

3 Investments in Partnerships

The following table presents summarized financial information of the equity investments in the Company's unconsolidated partnerships as of December 31, 2005 and 2004:

(in thousands of dollars)	As of December 31, 2005	2004
Assets		
Investments in real estate, at cost:		
Retail properties	$ 314,703	$ 245,088
Construction in progress	2,927	3,579
Total investments in real estate	**317,630**	**248,667**
Accumulated depreciation	(62,554)	(68,670)
Net investments in real estate	**255,076**	**179,997**
Cash and cash equivalents	4,830	8,170
Deferred costs and other assets, net	37,635	28,181
Total assets	**297,541**	**216,348**
Liabilities and partners' equity (deficit)		
Mortgage notes payable	269,000	219,575
Other liabilities	13,942	11,072
Total liabilities	**282,942**	**230,647**
Net equity (deficit)	14,599	(14,299)
Less: Partners' share	(7,303)	7,310
Company's share	7,296	(6,989)
Excess investment (1)	13,701	11,912
Advances	7,186	8,563
Net investments and advances	**$ 28,183**	**$ 13,486**
Investment in partnerships at equity	$ 41,536	$ 27,244
Partnership investments with deficit balances	(13,353)	(13,758)
Net investments and advances	**$ 28,183**	**$ 13,486**

(1) *Excess investment represents the unamortized difference of the Company's investment over the Company's share of the equity in the underlying net investment in the partnerships. The excess investment is amortized over the life of the properties, and the amortization is included in "Equity in income of partnerships."*

Mortgage notes payable, which are secured by seven of the partnership properties, are due in installments over various terms extending to the year 2011, with effective interest rates ranging from 5.49% to 8.02% and a weighted-average interest rate of 7.00% at December 31, 2005. The liability under each mortgage note is limited to the partnership that owns the particular property. The Company's proportionate share, based on its respective partnership interest, of principal payments due in the next five years and thereafter is as follows:

(in thousands of dollars)	Company's Proportionate Share			
Year Ended December 31,	Principal Amortization	Balloon Payments	Total	Property Total
2006	$ 2,210	$ 21,750	$ 23,960	$ 47,920
2007	1,726	38,250	39,976	79,952
2008	1,835	6,129	7,964	15,928
2009	1,546	12,425	13,971	27,942
2010	1,465	1,411	2,876	5,752
2011 and thereafter	1,302	44,451	45,753	91,506
	$ 10,084	**$ 124,416**	**$ 134,500**	**$ 269,000**

The following table summarizes the Company's share of equity in income of partnerships for the years ended December 31, 2005, 2004 and 2003:

(in thousands of dollars)	For the Year Ended December 31, 2005	2004	2003
Real estate revenues	$ 58,764	$ 57,986	$ 82,018
Expenses:			
Property operating expenses	(17,937)	(17,947)	(28,008)
Interest expense	(16,485)	(16,923)	(25,633)
Depreciation and amortization	(8,756)	(11,001)	(13,676)
Total expenses	(43,178)	(45,871)	(67,317)
Net income	15,586	12,115	14,701
Less: Partners' share	(7,835)	(6,131)	(7,359)
Company's share	7,751	5,984	7,342
Amortization of excess investment	(277)	(378)	(111)
Equity in income of partnerships	**$ 7,474**	**$ 5,606**	**$ 7,231**

The Company's equity in income of partnerships for the year ended December 31, 2004 includes $1.1 million relating to a cumulative depreciation adjustment for an operating property that was made by the Company's partner (the property's manager) to reflect depreciation expense appropriately after a previous depreciation expense understatement of $0.3 million in each of the years ended December 31, 2004 and 2003.

ACQUISITIONS | In November 2005, the Company and a partner acquired Springfield Mall in Springfield, Pennsylvania, with 0.6 million square feet, for $103.5 million. To partially finance the acquisition costs, the Company and its acquisition partner, an affiliate of Kravco Simon Investments, L.P. and Simon Property Group, Inc. obtained a $76.5 million mortgage loan. The Company funded the remainder of its share of the purchase price with $5.0 million in borrowings from its Credit Facility.

DISPOSITIONS | The results of operations of these equity method investments and the resultant gains on sales are presented in continuing operations.

In July 2005, a partnership in which the Company has a 50% interest sold the property on which the Christiana Power Center Phase II project would have been built to the Delaware Department of Transportation for $17.0 million. See Note 12 under "Legal Actions." The Company's share of the proceeds was $9.5 million, representing a reimbursement for the $5.0 million of costs and expenses it incurred previously in connection with the project and a gain on the sale of non-operating real estate of $4.5 million.

In July 2005, the Company sold its 40% interest in Laurel Mall in Hazleton, Pennsylvania to Laurel Mall, LLC. The total sales price of the mall was $33.5 million, including assumed debt of $22.6 million. The net cash proceeds to the Company were $3.9 million. The Company recorded a gain of $5.0 million from this transaction.

In August 2004, the Company sold its 60% non-controlling ownership interest in Rio Grande Mall, a 0.2 million square foot strip center in Rio Grande, New Jersey, to an affiliate of the Company's partner in this property, for net proceeds of $4.1 million. The Company recorded a gain of approximately $1.5 million from this transaction.

In separate transactions in May through September 2003, the Company sold its 50% partnership interest in four multifamily properties to its respective partners for $24.4 million. The Company recorded an aggregate gain of $15.0 million on these transactions.

4 Mortgage Notes, Corporate Notes and Credit Facility

MORTGAGE NOTES PAYABLE | Mortgage notes payable, which are secured by 29 of the Company's consolidated properties, including one property classified as held-for-sale, are due in installments over various terms extending to the year 2017 with contract interest at rates ranging from 4.95% to 8.70% and a weighted average interest rate of 6.51% at December 31, 2005. The mortgages had a weighted average effective rate of 5.66% per annum for the year ended December 31, 2005. Principal payments are due as follows:

(in thousands of dollars) Year Ended December 31,	Principal Amortization(1)	Balloon Payments(1)	Total
2006	$ 22,146	$ —	$ 22,146
2007	23,379	39,987	63,366
2008	21,460	505,564	527,024
2009	12,155	49,955	62,110
2010	12,349	—	12,349
2011 and thereafter	40,573	604,498	645,071
	$ 132,062	$ 1,200,004	1,332,066
Debt Premium			40,066
			$ 1,372,132

(1) *The debt associated with Schuylkill Mall in Frackville, Pennsylvania is included within liabilities related to assets held-for-sale. In December 2004, the Company completed a modification of the mortgage on Schuylkill Mall. The modification limits the monthly payments to interest plus the excess cash flow from the property after management fees, leasing commissions, and lender-approved capital expenditures. Monthly excess cash flow will accumulate throughout the year in escrow, and an annual principal payment will be made on the last day of each year from this account. All other terms of the loan, including the interest rate of 7.25%, remained unchanged. Due to the modification, the timing of future principal payment amounts cannot be determined. The mortgage expires in December 2008, and had a balance of $17.1 million at December 31, 2005.*

The Company determined that the fair value of the mortgage notes payable was approximately $1,389.2 million at December 31, 2005, based on year-end interest rates and market conditions.

FINANCING ACTIVITY | In December 2005, in order to finance the acquisition of Woodland Mall, the Company issued a 90-day $85.4 million seller note with an interest rate of 7.0% per annum, and which is secured by an approximately $86.9 million letter of credit, and a 90-day $9.0 million seller note with an interest rate of 5.4% per annum and which is secured by an approximately $9.1 million letter of credit. The notes are recorded on the consolidated balance sheet as corporate notes payable.

In December 2005, the Company refinanced the mortgage loan on Willow Grove Park in Willow Grove, Pennsylvania with a new $160.0 million first mortgage loan from Prudential Insurance Company of America and Teachers Insurance and Annuity Association of America. The new loan has an interest rate of 5.65% per annum and will mature in December 2015. Under the mortgage terms, the Company has the ability to convert the loan to a senior unsecured loan during the first nine years of the mortgage loan term subject to certain prescribed conditions, including the achievement of a specified credit rating. The Company used $107.5 million from the proceeds to repay the balance on the previous mortgage, which had a maturity date of March 2006 and an interest rate of 8.39%, and accelerated the amortization of the unamortized debt premium balance of $0.5 million.

In September 2005, the Company entered into a $200.0 million first mortgage loan that is secured by Cherry Hill Mall in Cherry Hill, New Jersey. The loan has an interest rate of 5.42% and will mature in October 2012. Under the mortgage terms, the Company has the ability to convert the loan to a senior unsecured corporate obligation during the first six years of the mortgage loan term, subject to certain prescribed conditions, including the achievement of a specified credit rating. The Company used a portion of the proceeds to repay the previous first mortgage on the property, which the Company had assumed in connection with the purchase of Cherry Hill Mall in 2003. The previous mortgage had a balance of approximately $70.2 million at closing.

In July 2005, the Company refinanced the mortgage loan on Magnolia Mall in Florence, South Carolina. The new mortgage loan had an initial balance of $66.0 million, a 10-year term and an interest rate of 5.33% per annum. Of the approximately $67.4 million of proceeds (including refunded deposits of approximately $1.4 million), $19.3 million was used to repay the previous mortgage loan and $0.8 million was used to pay a prepayment penalty on the previous mortgage loan that had a maturity date of January 2007.

In February 2005, the Company repaid a $58.8 million second mortgage loan on Cherry Hill Mall in Cherry Hill, New Jersey using $55.0 million from its Credit Facility and available working capital.

As noted above, in December 2004, the Company completed a modification of the mortgage on Schuylkill Mall in Frackville, Pennsylvania.

West Manchester Mall in York, Pennsylvania and Martinsburg Mall in Martinsburg, Virginia had served as part of the collateral pool that secures a mortgage with GE Capital Corporation. In connection with the closing of the sale of five of the Non-Core Properties in September 2004, these properties, with a combined mortgage balance of $41.9 million, were released from the collateral pool and replaced with Northeast Tower Center in Philadelphia, Pennsylvania and Jacksonville Mall in Jacksonville, North Carolina, which had a combined mortgage balance of comparable value.

In connection with the Merger in 2003, the Company assumed from Crown approximately $443.8 million of a first mortgage loan that has a final maturity date of September 10, 2025 and is secured by a portfolio of 15 properties at an interest rate of 7.43% per annum. This rate remains in effect until September 10, 2008, the anticipated repayment date, at which time the loan can be prepaid without penalty. If not prepaid at that time, the interest rate thereafter will be equal to the greater of (i) 10.43% per annum, or (ii) the Treasury Rate, as defined therein, plus 3.0% per annum. The Company also assumed an additional $152.9 million in mortgages on certain properties with interest rates between 3.12% and 7.61% per annum. The Company also repaid all $154.9 million of outstanding indebtedness under a Crown credit facility with borrowings under the Credit Facility.

CREDIT FACILITY | In January 2005, the Company amended its Credit Facility. The Credit Facility was further amended in March 2006 (See Note 15). Under the amended terms, the $500 million Credit Facility can be increased to $650 million under prescribed conditions, and the Credit Facility bears interest at a rate between 0.95% and 1.40% per annum over LIBOR based on the Company's leverage. In determining the Company's leverage under the amended terms, the capitalization rate used under the amended terms to calculate Gross Asset Value is 7.50%.

As amended, the Credit Facility contains affirmative and negative covenants customarily found in facilities of this type, as well as requirements that the Company maintain, on a consolidated basis (all capitalized terms used in this paragraph have the meanings ascribed to such terms in the Credit Agreement): (1) a minimum Tangible Net Worth of not less than 80% of the Tangible Net Worth of the Company as of December 31, 2003 plus 75% of the Net Proceeds of all Equity Issuances effected at any time after December 31, 2003 by the Company or any of its Subsidiaries minus the carrying value attributable to any Preferred Stock of the Company or any Subsidiary redeemed after December 31, 2003; (2) a maximum ratio of Total Liabilities to Gross Asset Value of 0.65:1; (3) a minimum ratio of EBITDA to Interest Expense of 1.80:1; (4) a minimum ratio of Adjusted EBITDA to Fixed Charges of 1.50:1; (5) maximum Investments in unimproved real estate not in excess of 5.0% of Gross Asset Value; (6) maximum Investments in Persons other than Subsidiaries and Unconsolidated Affiliates not in excess of 10.0% of Gross Asset Value; (7) maximum Investments in Indebtedness secured by Mortgages in favor of the Company or any other Subsidiary not in excess of 5.0% of Gross Asset Value; (8) maximum Investments in Subsidiaries that are not Wholly-owned Subsidiaries and Investments in Unconsolidated Affiliates not in excess of 20.0% of Gross Asset Value; (9) maximum Investments subject to the limitations in the preceding clauses (5) through (7) not in excess of 15.0% of Gross Asset Value; (10) a maximum Gross Asset Value attributable to any one Property not in excess of 15.0% of Gross Asset Value; (11) a maximum Total Budgeted Cost Until Stabilization for all properties under development not in excess of 10.0% of Gross Asset Value; (12) an aggregate amount of projected rentable square footage of all development properties subject to binding leases of not less than 50% of the aggregate amount of projected rentable square footage of all such development properties; (13) a maximum Floating Rate Indebtedness in an aggregate outstanding principal amount not in excess of one-third of all Indebtedness of the Company, its Subsidiaries and its Unconsolidated Affiliates; (14) a maximum ratio of Secured Indebtedness of the Company, its Subsidiaries and its Unconsolidated Affiliates to Gross Asset Value of 0.60:1; (15) a maximum ratio of recourse Secured Indebtedness of the Borrower or Guarantors to Gross Asset Value of 0.25:1; and (16) a minimum ratio of EBITDA to Indebtedness of 0.1150:1. As of December 31, 2005, the Company was in compliance with all of these debt covenants.

As of December 31, 2005 and 2004, $342.5 million and $271.0 million, respectively were outstanding under the Credit Facility. The Company pledged $10.5 million under the Credit Facility as collateral for six letters of credit, and the unused portion of the Credit Facility that was available to the Company was $147.0 million at December 31, 2005. The weighted average interest rate based on amounts borrowed was 4.83%, 4.24% and 5.48% for the years ended December 31, 2005, 2004, and 2003. The weighted average interest rate on outstanding Credit Facility borrowings at December 31, 2005 was 5.43%.

5 Derivatives

In May 2005, the Company entered into three forward starting interest rate swap agreements that have a blended 10-year swap rate of 4.6858% on an aggregate notional amount of $120.0 million settling no later than October 31, 2007. The Company also entered into seven forward starting interest rate swap agreements in May 2005 that have a blended 10-year swap rate of 4.8047% on an aggregate notional amount of $250.0 million settling no later than December 10, 2008. A forward starting swap is an agreement that effectively hedges future base rates on debt for an established period of time. The Company entered into these swap agreements in order to hedge the expected interest payments associated with a portion of the Company's anticipated future issuances of long-term debt. The Company assessed the effectiveness of these swaps as hedges at inception and at December 31, 2005 and considers these swaps to be highly effective cash flow hedges.

The Company's swaps will be settled in cash for the present value of the difference between the locked swap rate and the then-prevailing rate on or before the cash settlement dates corresponding to the dates of issuance of new long-term debt obligations. If the prevailing market interest rate exceeds the rate in the swap agreement, then the counterparty will make a payment to the Company. If it is lower, the Company will pay the counterparty. The Company's gain or loss on the swaps, if any, will be deferred in accumulated other comprehensive income (loss) and will be amortized into earnings as an increase or decrease in effective interest expense during the periods in which the hedged transaction affects earnings. Accordingly, settlement amounts will be capitalized as a cost of issuance and amortized over the life of the debt as a yield adjustment.

The counterparties to these swaps are all major financial institutions and participants in the Company's Credit Facility. The Company is potentially exposed to credit loss in the event of non-performance by these counterparties. However, the Company does not anticipate that any of the counterparties will fail to meet these obligations as they come due.

The following table summarizes the terms and fair values of the Company's derivative financial instruments at December 31, 2005. The notional amounts at December 31, 2005 provide an indication of the extent of the Company's involvement in these instruments at that time, but do not represent exposure to credit, interest rate or market risks.

Hedge Type	Notional Value	Fair Value	Interest Rate	Effective Date	Cash Settlement Date
Swap-cash flow	$ 50.0 million	$ 1.0 million	4.6830%	July 31, 2007	October 31, 2007
Swap-cash flow	50.0 million	1.0 million	4.6820%	July 31, 2007	October 31, 2007
Swap-cash flow	20.0 million	0.4 million	4.7025%	July 31, 2007	October 31, 2007
Swap-cash flow	50.0 million	0.7 million	4.8120%	September 10, 2008	December 10, 2008
Swap-cash flow	50.0 million	0.7 million	4.7850%	September 10, 2008	December 10, 2008
Swap-cash flow	20.0 million	0.3 million	4.8135%	September 10, 2008	December 10, 2008
Swap-cash flow	45.0 million	0.6 million	4.8135%	September 10, 2008	December 10, 2008
Swap-cash flow	10.0 million	0.2 million	4.8400%	September 10, 2008	December 10, 2008
Swap-cash flow	50.0 million	0.7 million	4.7900%	September 10, 2008	December 10, 2008
Swap-cash flow	25.0 million	0.3 million	4.8220%	September 10, 2008	December 10, 2008
Total	**$ 370.0 million**	**$ 5.9 million**			

As of December 31, 2005, the estimated accumulated fair value gain attributed to the cash flow hedges was $5.9 million. This amount has been included in deferred costs and other assets and in accumulated other comprehensive income (loss) in the accompanying consolidated balance sheet.

During the year ended December 31, 2004, the Company did not have any outstanding cash flow hedges.

During the year ended December 31, 2003, derivatives were used to hedge the variable cash flows associated with the Company's former credit facility that expired in the fourth quarter of 2003. In August 2003, the Company terminated its two derivative financial instruments contracts with an aggregate notional value of $75.0 million, and an original maturity date of December 15, 2003. An expense of $1.2 million was recorded in connection with the termination of these contracts and is reflected in general and administrative expenses on the consolidated statements of income.

6 Preferred Stock

In connection with the Merger, the Company issued 2,475,000 11% non-convertible senior preferred shares to the former holders of Crown preferred shares. The issuance was recorded at $57.90 per preferred share, the fair value of a preferred share based on the market value of the corresponding Crown preferred shares as of May 13, 2003, the date on which the financial terms of the Merger were substantially complete. The preferred shares are not redeemable by the Company until July 31, 2007. On or after July 31, 2007, the Company, at its option, may redeem the preferred shares for cash at the redemption price per share set forth below (in thousands of dollars, except per share amounts):

Redemption Period	Redemption Price Per Share	Total Redemption Value
July 31, 2007 through July 30, 2009	$ 52.50	$129,938
July 31, 2009 through July 30, 2010	$ 51.50	$127,463
On or after July 31, 2010	$ 50.00	$123,750

7 Benefit Plans

The Company maintains a 401(k) Plan (the "Plan") in which substantially all of its employees are eligible to participate. The Plan permits eligible participants, as defined in the Plan agreement, to defer up to 15% of their compensation, and the Company, at its discretion, may match a specified percentage of the employees' contributions. The Company's and its employees' contributions are fully vested, as defined in the Plan agreement. The Company's contributions to the Plan for the years ended December 31, 2005, 2004 and 2003 were $1.0 million, $1.0 million, and $0.7 million, respectively.

The Company also maintains Supplemental Retirement Plans (the "Supplemental Plans") covering certain senior management employees. Expenses recorded by the Company under the provisions of the Supplemental Plans were $0.6 million, $0.8 million, and $0.5 million for the years ended December 31, 2005, 2004 and 2003, respectively.

The Company also maintains share purchase plans through which the Company's employees may purchase shares of beneficial interest at a 15% discount to the fair market value (as defined therein). In the years ended December 31, 2005, 2004, and 2003, approximately 15,000, 17,000 and 14,000 shares, respectively, were purchased for total consideration of $0.5 million, $0.5 million and $0.3 million, respectively. The Company recorded an expense of $0.1 million in each of the years ended December 31, 2005, 2004 and 2003 related to the share purchase plans.

8 Share Repurchase Plan

In October 2005, the Company's Board of Trustees authorized a program to repurchase up to $100.0 million of the Company's common shares through solicited or unsolicited transactions in the open market or privately negotiated or other transactions. The Company may fund repurchases under the program from multiple sources, including up to $50.0 million from its Credit Facility. The Company is not required to repurchase any shares under the program. The dollar amount of shares that may be repurchased or the timing of such transactions is dependent on the prevailing price of the Company's common shares and market conditions, among other factors. The program will be in effect until the end of 2007, subject to the authority of the Board of Trustees to terminate the program earlier.

Repurchased shares are treated as authorized but unissued shares. In accordance with Accounting Principles Board Opinion No. 6, "Status of Accounting Research Bulletins," the Company accounts for the purchase price of the shares repurchased as a reduction of shareholder's equity and allocates the purchase price between retained earnings, shares of beneficial interest and capital contributed in excess of par as required. As of December 31, 2005, the Company had repurchased 218,700 shares under the program at an average price of $38.18 per share for an aggregate purchase price of $8.4 million (including fees and expenses) since the inception of the program. The remaining authorized amount for share repurchases under this program was $91.6 million.

9 Stock-Based Compensation

In January 2005, the Company's Board of Trustees approved the 2005–2008 Outperformance Program ("OPP"), a performance-based incentive compensation program that is designed to pay a bonus (in the form of common shares of beneficial interest) if the Company's total return to shareholders (as defined) exceeds certain thresholds over a four-year measurement period beginning on January 1, 2005. The Board of Trustees amended the OPP in March 2005. The Company measures and records compensation expense over the four year period in accordance with the provisions of SFAS 123(R). The Company accrued $0.9 million of compensation expense related to the OPP for the year ended December 31, 2005.

The Company's 2003 Equity Incentive Plan provides for the granting of, among other things, restricted share awards and options to purchase shares of beneficial interest to key employees and non-employee trustees of the Company. An additional four plans formerly provided for awards of restricted shares or options, under which options remain exercisable and some restricted shares remain outstanding and subject to restrictions. The Company has two additional plans that provide for grants to its non-employee trustees, one with respect to options and one with respect to restricted shares.

In the years ended December 31, 2005, 2004 and 2003, respectively, 214,252, 223,214 and 120,776 restricted share awards were issued to certain employees as incentive compensation, of which vesting for 67,147, 64,094, and 37,439 restricted share awards is subject to market conditions as permitted under the 2003 Equity Incentive Plan, and the remainder are subject to time-based vesting. The restricted shares were awarded at their fair value, which ranged from $40.18 to $42.83 per share in 2005, $30.96 to $37.36 per share in 2004 and $25.44 to $30.05 per share in 2003, for a total value of $9.1 million in 2005, $8.0 million in 2004 and $3.0 million in 2003. Time-based restricted shares vest in equal installments over periods of two to five years. The Company recorded compensation expense of $3.3 million in 2005, $3.1 million in 2004 and $2.3 million in 2003 related to these restricted share awards.

The following table presents the aggregate number of shares reserved for issuance and the number of shares that remained available for future awards under the two plans that had shares available as of December 31, 2005:

	2003 Equity Incentive Plan	Restricted Share Plan For Nonemployee Trustees
Shares reserved for issuance	2,500,000	50,000
Available for grant at December 31, 2005	1,910,967	24,000

Options are granted at the fair market value of the underlying shares on the date of the grant. The options vest and are exercisable over periods determined by the Company, but in no event later than ten years from the grant date. Changes in options outstanding from January 1, 2003 through December 31, 2005 were as follows:

	Weighted Average Exercise Price	2003 Equity Incentive Plan	1999 Equity Incentive Plan	1998 Stock Option Plan	1997 Stock Option Plan	1993 Employees Plan	1990 Employees Plan	1990 Nonemployee Trustee Plan
Options outstanding at January 1, 2003	**$ 23.32**	**—**	**100,000**	**111,500**	**360,000**	**100,000**	**148,735**	**52,375**
Options granted	18.80	161,851	—	—	—	—	—	15,000
Options exercised	24.87	(19,198)	—	(48,000)	(100,740)	(100,000)	(60,345)	(2,000)
Options forfeited	25.38	—	—	—	—	—	—	(3,000)
Options outstanding at December 31, 2003	**22.71**	**142,653**	**100,000**	**63,500**	**259,260**	**—**	**88,390**	**62,375**
Options granted	34.55	5,000	—	—	—	—	—	—
Options exercised	18.37	(128,161)	—	(12,700)	—	—	(47,285)	(10,500)
Options forfeited	21.83	(2,723)	—	(2,500)	—	—	—	—
Options outstanding at December 31, 2004	**23.38**	**16,769**	**100,000**	**48,300**	**259,260**	**—**	**41,105**	**51,875**
Options granted	38.00	5,000	—	—	—	—	—	—
Options exercised	24.33	(1,863)	—	(7,000)	(64,260)	—	(15,000)	(1,000)
Options forfeited	20.36	(932)	—	—	—	—	—	(1,000)
Options outstanding at December 31, 2005	**$ 23.70**	**18,974**	**100,000**	**41,300**	**195,000**	**—**	**26,105**	**49,875**

As of December 31, 2005, exercisable options to purchase 373,704 shares of beneficial interest with an aggregate exercise price of $8.5 million (average exercise price of $22.82 per share) were outstanding.

As of December 31, 2005, an aggregate of outstanding exercisable and unexercisable options to purchase 389,954 shares of beneficial interest with a weighted average remaining contractual life of 3.13 years (weighted average exercise price of $23.68 per share) and an aggregate exercise price of $9.1 million were outstanding.

The following table summarizes information relating to all options outstanding as of December 31, 2005:

	Options Outstanding as of December 31, 2005		Options Exercisable as of December 31, 2005		
Range of Exercise Prices (Per Share)	Number of Shares	Weighted Average Exercise Price (Per Share)	Number of Shares	Weighted Average Exercise Price (Per Share)	Weighted Average Remaining Life (years)
$13.00-$18.99	113,477	$ 17.66	113,477	$ 17.66	4.73
$19.00-$28.99	251,477	$ 24.79	251,477	$ 24.79	1.93
$29.00-$38.99	25,000	$ 34.25	8,750	$ 33.09	7.89

The fair value of each option granted in 2005, 2004, and 2003 was estimated on the grant date using the Black-Scholes option pricing model and on the assumptions presented below:

	Options Issued to Trustees Year Ended December 31, 2005	Options Issued to Trustees Year Ended December 31, 2004	Crown Options converted to PREIT Options Year Ended December 31, 2003	Options Issued to Trustees Year Ended December 31, 2003
Weighted-average fair value	$ 6.85	$ 6.37	$ 5.17	$ 2.90
Expected life in years	10	10	3.62	10
Risk-free interest rate	4.47%	4.60%	4.25%	4.25%
Volatility	18.13%	17.53%	20.34%	20.34%
Dividend yield	5.92%	6.25%	7.03%	6.86%

10 Leases

AS LESSOR | The Company's retail properties are leased to tenants under operating leases with various expiration dates ranging through 2093. Future minimum rents under noncancelable operating leases with terms greater than one year are as follows:

(in thousands of dollars) Year Ended December 31,	
2006	$ 249,569
2007	223,357
2008	198,432
2009	171,446
2010	138,519
2011 and thereafter	440,734
	$ 1,422,057

The total future minimum rents as presented do not include amounts that may be received as tenant reimbursements for certain operating costs or contingent amounts that may be received as percentage rents.

AS LESSEE | Assets recorded under capital leases, primarily office and mall equipment, are capitalized using interest rates appropriate at the inception of each lease. The Company also has operating leases for its corporate office space (see Note 11) and for various computer, office and mall equipment. Furthermore, the Company is the lessee under third-party ground leases for portions of the land at nine of its properties (Crossroads Mall, Echelon Mall, Exton Square Mall, The Gallery at Market East I and II, Orlando Fashion Square, Plymouth Meeting Mall, Uniontown Mall and Wiregrass Commons Mall). Total amounts expensed relating to leases were $5.0 million, $5.6 million and $2.1 million for the years ended December 31, 2005, 2004 and 2003, respectively. Minimum future lease payments due in each of the next five years and thereafter are as follows:

(in thousands of dollars) Year Ended December 31,	Capital Leases	Operating Leases	Ground Leases
2006	$ 301	$ 3,045	$ 1,032
2007	269	2,561	1,032
2008	185	2,073	1,032
2009	181	1,961	1,032
2010	—	1,560	1,032
2011 and thereafter	—	5,676	22,826
Less: amount representing interest	(117)	—	—
	$ 819	**$ 16,876**	**$ 27,986**

The Company had assets of $1.5 million and $2.0 million (net of accumulated depreciation of $2.3 million and $1.8 million, respectively) recorded under capital leases as of December 31, 2005 and 2004.

11 Related Party Transactions

GENERAL | PRI provides management, leasing and development services for 11 properties owned by partnerships and other entities in which certain officers or trustees of the Company and of PRI have indirect ownership interests. In addition, the mother of Stephen B. Cohen, a trustee of the Company, has an interest in two additional properties for which PRI provides management, leasing and development services. Total revenues earned by PRI for such services were $0.8 million, $2.0 million and $4.2 million for the years ended December 31, 2005, 2004 and 2003, respectively. This amount decreased in 2005 from 2004 because of a decrease in the number of properties that the Company manages for related parties. The 2003 amount includes a $2.0 million brokerage fee received in connection with the sale of Christiana Mall (see Note 2). As of December 31, 2005, $0.2 million was due from the property-owning partnerships to PRI. Of this amount, approximately $0.1 million was collected subsequent to December 31, 2005. PRI holds a note receivable from a related party with a balance of $0.1 million that is due in installments through 2010 and bears an interest rate of 10% per annum.

The Company leases its principal executive offices from Bellevue Associates (the "Landlord"), an entity in which certain officers/trustees of the Company have an interest. Total rent expense under this lease was $1.5 million, $1.4 million and $0.9 million for the years ended December 31, 2005, 2004, and 2003, respectively. Ronald Rubin and George F. Rubin, collectively with members of their immediate families and affiliated entities, own approximately a 50% interest in the Landlord. The office lease has a 10 year term that commenced on November 1, 2004. The Company has the option to renew the lease for up to two additional five-year periods at the then-current fair market rate calculated in accordance with the terms of the office lease. In addition, the Company has the right on one occasion at any time during the seventh lease year to terminate the office lease upon the satisfaction of certain conditions. Effective June 1, 2004, the Company's base rent is $1.4 million per year during the first five years of the office lease and $1.5 million per year during the second five years.

The Company uses an airplane in which Ronald Rubin owns a fractional interest. The Company paid $0.2 million in the year ended December 31, 2005 and $0.1 million in each of the years ended December 31, 2004 and 2003 for flight time used by employees on Company-related business.

As of December 31, 2005, 12 officers of the Company had employment agreements with terms of up to three years that renew automatically for additional one-year or two-year terms. The agreements provided for aggregate base compensation for the year ended December 31, 2005 of $3.9 million, subject to increases as approved by the Company's compensation committee in future years, as well as additional incentive compensation.

On December 22, 2005, the Company entered into a Unit Purchase Agreement with CAP, an entity controlled by Mark Pasquerilla, a trustee of the Company. Under the agreement, the Company purchased 339,300 OP Units from CAP at $36.375 per unit, a 3% discount from the closing price of the Company's common shares on December 19, 2005 of $37.50. The aggregate amount paid by the Company for the OP Units was $12.3 million. The terms of the agreement were negotiated between the Company and CAP. These terms were determined without reference to the provisions of the partnership agreement of the Company's Operating Partnership, which generally permit holders of OP Units to redeem their OP Units for cash based on the 10 day average closing price of the Company's common shares, or, at the Company's election, for a like number of common shares of the Company.

As a component of this agreement, CAP and its affiliates, including Mark Pasquerilla, agreed to a standard lockup preventing them from selling or transferring securities of the Company or OP Units for a period of approximately 135 days. The end date of the lockup coincides with the end of the customary blackout period applicable to the Company's trustees and officers following the announcement of the Company's financial results for the first quarter of 2006. The transaction was approved by the Company's Board of Trustees. The Board authorized this transaction separate and apart from the Company's previously-announced program to repurchase up to $100 million of common shares through the end of 2007.

ACQUISITION OF THE RUBIN ORGANIZATION | In 2004, the Company issued 279,910 OP Units valued at $10.2 million plus $2.0 million in cash to certain former affiliates of The Rubin Organization (including Ronald Rubin, George F. Rubin and several of the Company's other executive officers, the "TRO Affiliates"). This issuance represented the final payment to the TRO Affiliates for certain development and redevelopment properties acquired in connection with the Company's acquisition of The Rubin Organization in 1997.

ACQUISITION OF NEW CASTLE ASSOCIATES AND CUMBERLAND MALL | See Note 2 under "2004 Acquisitions" and "Additional 2003 Acquisitions" and Note 12 under "Tax Protection Agreements."

CROWN MERGER | See Note 12 under "Tax Protection Agreements" and "Other."

12 Commitments and Contingencies

DEVELOPMENT AND REDEVELOPMENT ACTIVITIES | The Company is involved in a number of development and redevelopment projects which may require equity funding by the Company. In each case, the Company will evaluate the financing opportunities available to it at the time the project requires funding. In cases where the project is undertaken with a partner, the Company's flexibility in funding the project may be governed by the partnership agreement or the covenants existing in its Credit Facility, which limit the Company's involvement in such projects.

In connection with its current ground-up development and its redevelopment projects, the Company has made contractual and other commitments on some of these projects in the form of tenant allowances, lease termination fees and contracts with general contractors and other professional service providers. As of December 31, 2005, the remainder to be paid against such contractual and other commitments was $25.4 million, which is expected to be financed through the Credit Facility or through short-term construction loans. The development and redevelopment projects on which these commitments have been made have total remaining costs of $89.5 million.

LEGAL ACTIONS | In June and July respectively, of 2003, a former administrative employee and a former building engineer of PRI pled guilty to criminal charges related to the misappropriation of funds at a property owned by Independence Blue Cross ("IBC") for which PRI provided certain management services. PRI provided these services from January 1994 to December 2001. The former employees worked under the supervision of the Director of Real Estate for IBC, who earlier pled guilty to criminal charges. Together with other individuals, the former PRI employees and IBC's Director of Real Estate misappropriated funds from IBC through a series of schemes. IBC had estimated its losses at approximately $14 million, and had alleged that PRI was responsible for such losses under the terms of a management agreement. No lawsuit was filed against PRI. The Company understands that IBC recovered $5 million under fidelity policies issued by IBC's insurance carriers. In addition, the Company understands that several defendants in the criminal proceedings have forfeited assets having an estimated value of approximately $5 million, which have been or will be liquidated by the United States Justice Department and applied toward restitution. The restitution and insurance recoveries resulted in a significant mitigation of IBC's losses and potential claims against PRI, although PRI may have been subject to subrogation claims from IBC's insurance carriers for all or a portion of the amounts paid by them to IBC. PRI had insurance to cover some or all payments to IBC and took action to preserve its rights with respect to such insurance. In September 2005, the parties settled this matter. After applying insurance recoveries from the Company's insurance carriers toward the settlement, the Company recorded an expense of $0.3 million.

In April 2002, a partnership in which the Company holds a 50% interest filed a complaint in the Court of Chancery of the State of Delaware against the Delaware Department of Transportation and its Secretary alleging failure of the Department and the Secretary to take actions agreed upon in a 1992 Settlement Agreement necessary for development of the Christiana Phase II project. In October 2003, the Court decided that the Department did breach the terms of the 1992 Settlement Agreement and remitted the matter to the Superior Court of the State of Delaware for a determination of damages. The Delaware Department of Transportation appealed the Chancery Court's decision to the Delaware Supreme Court, which, in April 2004, affirmed the Chancery Court's decision.

In May 2005, the partnership entered into a settlement agreement with the Delaware Department of Transportation and its Secretary providing for the sale of the approximately 111 acres on which the partnership's Christiana Phase II project would have been built for $17.0 million. In July 2005, the property was sold to the Delaware Department of Transportation, and $17.0 million was received by the partnership. The settlement agreement also contains mutual releases of the parties from claims that were or could have been asserted in the existing lawsuit. The Company's share of the proceeds was $9.5 million, representing a reimbursement for the approximately $5.0 million of costs and expenses it incurred previously in connection with the project and a gain on the sale of non-operating real estate of $4.5 million.

Following the Company's sale of its 15 wholly-owned multifamily properties in 2003, the purchaser of those properties made claims against the Company seeking unspecified damages. During the first quarter of 2004, the Company recorded a $0.6 million adjustment to the gain on the sale of these properties, which the Company paid to the purchaser in the second quarter of 2004 to resolve these claims.

In the normal course of business, the Company has and may become involved in other legal actions relating to the ownership and operation of its properties and the properties it manages for third parties. In management's opinion, the resolutions of any such pending legal actions are not expected to have a material adverse effect on the Company's consolidated financial position or results of operations.

ENVIRONMENTAL | We are aware of certain environmental matters at some of the Company's properties, including ground water contamination and the presence of asbestos containing materials. The Company has, in the past, performed remediation of such environmental matters, and we are not aware of any significant remaining potential liability relating to these environmental matters. The Company may be required in the future to perform testing relating to these matters. The Company's management can make no assurances that the amounts that have been reserved for these matters of $0.2 million will be adequate to cover future environmental costs. The Company has insurance coverage for certain environmental claims up to $5.0 million per occurrence and up to $5.0 million in the aggregate.

TAX PROTECTION AGREEMENTS | The Company has provided tax protection of up to approximately $5.0 million related to the August 1998 acquisition of the Woods Apartments for a period of eight years ending in August 2006. Because the Woods Apartments were sold in connection with the disposition of the Company's multifamily portfolio and because that transaction was treated as a tax-free exchange in connection with the acquisition of Exton Square Mall, The Gallery at Market East I and Moorestown Mall from The Rouse Company, the Company is now obligated to provide tax protection to the former owner of the Woods Apartments if the Company sells any of Exton Square Mall, The Gallery at Market East I or Moorestown Mall prior to August 2006.

In connection with the Merger, the Company entered into a tax protection agreement with Mark E. Pasquerilla (one of our trustees) and entities affiliated with Mr. Pasquerilla (the "Pasquerilla Group"). Under this tax protection agreement, the Company agreed not to dispose of certain protected properties acquired in the Merger in a taxable transaction until November 20, 2011 or, if earlier, until the Pasquerilla Group collectively owns less than 25% of the aggregate of the shares and OP Units that they acquired in the Merger. If the Company were to sell any of the protected properties during the first five years of the protection period, it would owe the Pasquerilla Group an amount equal to the sum of the hypothetical tax owed by the Pasquerilla Group, plus an amount intended to make the Pasquerilla Group whole for taxes that may be due upon receipt of such payments. From the end of the first five years through the end of the tax protection period, the payments are intended to compensate the affected parties for interest expense incurred on amounts borrowed to pay the taxes incurred on the sale. If the Company were to sell properties in transactions that trigger tax protection payments, the amounts that the Company would be required to pay to the Pasquerilla Group could be substantial.

The Company has agreed to provide tax protection related to its acquisition of Cumberland Mall Associates and New Castle Associates to the prior owners of Cumberland Mall Associates and New Castle Associates, respectively, for a period of eight years following the respective closings. Ronald Rubin and George F. Rubin are beneficiaries of these tax protection agreements.

The Company did not enter into any other guarantees or tax protection agreements in connection with its merger, acquisition or disposition activities in 2005, 2004 and 2003.

OTHER | In connection with the Merger, Crown's former operating partnership retained an 11% interest in the capital and 1% interest in the profits of two partnerships that own 12 shopping malls. This retained interest is subject to a put-call arrangement between Crown's former operating partnership and the Company. Pursuant to this arrangement, the Company has the right to require Crown's former operating partnership to contribute the retained interest to the Company following the 36th month after the closing of the Merger (the closing took place in November 2003) and Crown's former operating partnership has the right to contribute the retained interest to the Company following the 40th month after the closing of the Merger, in each case in exchange for 341,297 additional OP Units. Mark E. Pasquerilla and his affiliates control Crown's former operating partnership. The remaining partners of Crown's former operating partnership are entitled to distributions from the two partnerships that own the 12 shopping malls. The amount of the distributions is based on the capital distributions made by the Company's operating partnership and amounted to $0.7 million for each of the years ended December 31, 2005 and 2004, respectively.

13 Segment Information

The Company has one reportable segment. The Company's primary business is owning and operating shopping malls and power and strip centers. The Company evaluates operating results and allocates resources on a property-by-property basis and does not distinguish or evaluate its consolidated operations on a geographic basis.

Prior to the sale of the multifamily portfolio in 2003, the Company had four reportable segments: (1) retail properties, (2) multifamily properties, (3) development and other, and (4) corporate. The retail segment included the operation and management of shopping malls and power and strip centers. The multifamily segment included the operation and management of apartment communities. The development and other segment included the operation and management of retail properties under development, industrial properties and various pre-development activities (all wholly-owned). The corporate segment included cash and investment management, real estate management and certain other general support functions.

The Company has presented segment information for the year ended December 31, 2003. The Company has not provided segment information for the years ended December 31, 2005 and 2004 because it has determined that it operated as a single reportable operating segment during these periods. The column entitled "Reconcile to GAAP" in the table below reconciles the amounts presented under the proportionate-consolidation method (a non-GAAP measure) and in discontinued operations to the consolidated amounts reflected on the Company's consolidated balance sheets and consolidated statements of income.

The accounting policies for the segments are the same as those the Company uses for consolidated financial reporting, except that, for segment reporting purposes, the Company uses the "proportionate-consolidation method" of accounting for investments in partnerships, instead of the equity method of accounting. The Company calculates the proportionate-consolidation method by applying its percentage ownership interest to the historical financial statements of its equity method investments.

The chief operating decision-making group for the Company's retail, multifamily, development and other and corporate segments was comprised of the Company's President, Chief Executive Officer and the lead executives of each of the Company's operating segments. The lead executives of each operating segment also managed the profitability of each respective segment with a focus on net operating income. The chief operating decision-making group defines net operating income as real estate revenues minus property operating expenses. The operating segments were managed separately because each operating segment represented a different property type (retail or multifamily), as well as construction in progress and corporate services.

	Year Ended December 31, 2003						
(in thousands of dollars)	Retail	Multifamily (sold)	Development and Other	Corporate	Total	Reconcile to GAAP	Total Consolidated
Real estate revenues	$ 209,842	$ 26,898	$ 339	$ –	$ 237,079	$ (69,176)	$ 167,903
Property operating expense	(73,934)	(12,430)	(15)	–	(86,379)	27,616	(58,763)
Net operating income	135,908	14,468	324	–	150,700		
Management company revenue	–	–	–	8,037	8,037	–	8,037
Interest and other income	–	–	–	887	887	–	887
General and administrative expenses	–	–	–	(37,012)	(37,012)	–	(37,012)
Earnings before interest, taxes, depreciation and amortization	135,908	14,468	324	(28,088)	122,612		
Interest expense	(39,240)	(5,652)	–	(7,467)	(52,359)	17,041	(35,318)
Depreciation and amortization	(42,526)	(2,455)	(51)	(489)	(45,521)	7,877	(37,644)
Equity in income of partnerships	–	–	–	–	–	7,231	7,231
Minority interest in Operating Partnership and properties	–	–	–	–	–	(4,155)	(4,155)
Income from discontinued operations	–	178,121	–	–	178,121	(9,446)	168,675
Gains on sales of interests in real estate	1,112	15,087	–	–	16,199	–	16,199
Net income	**$ 55,254**	**$ 199,569**	**$ 273**	**$ (36,044)**	**$ 219,052**	**$ (23,012)**	**$ 196,040**
Investments in real estate, at cost	**$ 2,515,861**	**$ –**	**$ 29,845**	**$ –**	**$ 2,545,706**	**$ (253,501)**	**$ 2,292,205**
Total assets	**$ 2,703,455**	**$ –**	**$ 43,749**	**$ 51,969**	**$ 2,799,173**	**$ (97,636)**	**$ 2,701,537**
Capital expenditures	**$ 19,151**	**$ –**	**$ –**	**$ –**	**$ 19,151**	**$ (898)**	**$ 18,253**
Acquisitions	**$ 1,944,932**	**$ –**	**$ –**	**$ –**	**$ 1,944,932**	**$ –**	**$ 1,944,932**

14 Summary of Quarterly Results (Unaudited)

The following presents a summary of the unaudited quarterly financial information for the years ended December 31, 2005 and 2004:

	Year Ended December 31, 2005				
(in thousands of dollars, except per share amounts)	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter[3]	Total
Revenues from continuing operations	$ 102,618	$ 103,104	$ 104,686	$ 119,251	$ 429,659
Revenues from discontinued operations	3,009	1,916	1,714	2,043	8,682
Income from discontinued operations [1]	1,299	472	3,611	2,753	8,135
Net income [2]	11,398	8,897	17,896	19,438	57,629
Net income available to common shareholders [2]	7,995	5,494	14,492	16,035	44,016
Income from discontinued operations per share – basic	0.04	0.01	0.10	0.07	0.22
Income from discontinued operations per share – diluted	0.04	0.01	0.10	0.07	0.22
Net income per share –basic	0.22	0.15	0.39	0.43	1.19
Net income per share –diluted	0.21	0.14	0.39	0.43	1.17

	Year Ended December 31, 2004				
(in thousands of dollars, except per share amounts)	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter[3]	Total
Revenues from continuing operations	$ 95,513	$ 95,934	$ 98,955	$ 111,665	$ 402,067
Revenues from discontinued operations	8,467	7,948	7,861	1,984	26,260
Income from discontinued operations	2,218	2,404	2,044	619	7,285
Net income	8,963	11,393	14,268	19,164	53,788
Net income available to common shareholders	5,560	7,989	10,865	15,761	40,175
Income from discontinued operations per share – basic	0.06	0.07	0.06	0.02	0.21
Income from discontinued operations per share – diluted	0.06	0.07	0.06	0.01	0.20
Net income per share – basic	0.16	0.22	0.30	0.43	1.11
Net income per share – diluted	0.16	0.21	0.30	0.43	1.10

(1) *Includes gains (before minority interest) on sales of discontinued operations of approximately $3.7 million (3rd Quarter 2005) and $2.5 million (4th Quarter 2005).*
(2) *Includes gains (before minority interest) on sales of interests in real estate of approximately $0.1 million (1st Quarter 2005), $0.6 million (2nd Quarter 2005), $8.0 million (3rd Quarter 2005) and $1.4 million (4th Quarter 2005).*
(3) *Fourth quarter revenues include a significant portion of annual percentage rents as most percentage rent minimum sales levels are met in the fourth quarter.*

15 Subsequent Events

In March 2006, the Company entered into a second amendment to the terms of the Credit Facility. Pursuant to this amendment, the term of the Credit Facility has been extended to January 20, 2009, and the Company has an option to extend the term for an additional 14 months, provided that there is no event of default at that time. The previous termination date was November 20, 2007. The amendment also lowered the interest rate to between 0.95% and 1.40% per annum over LIBOR from 1.05% to 1.55% per annum over LIBOR, in both cases depending on the Company's leverage. The amendment reduced the capitalization rate used to calculate Gross Asset Value (as defined in the Credit Facility) to 7.50% from 8.25%. The amendment also modified certain of the financial covenants of the Company in the credit facility agreement. The revised covenants reduce the minimum interest coverage and total debt ratios and allow for an increase in investments in partnerships.

In February 2006, the Company acquired approximately 540 acres of land in Gainesville, Florida for approximately $21.5 million, including closing costs. The acquired parcels are collectively known as "Springhills." The Company continues to be involved in the process of obtaining the requisite entitlements for Springhills, with a goal of developing a mixed use project, including up to 1.5 million square feet of retail/commercial space, together with single and multifamily housing, office/institutional facilities, and hotel and industrial space.

In February 2006, the Company entered into a $90.0 million mortgage loan on Valley Mall in Hagerstown, Maryland. The mortgage note has an interest rate of 5.49% and a maturity date of February 2016.

In February 2006, the Company declared a quarterly cash dividend of $0.57 per common share and OP Unit for common shareholders and OP Unit holders of record on March 1, 2006. In addition, the Company declared a regular quarterly dividend of $1.375 per share on its 11% senior preferred shares for holders of record on March 1, 2006. All dividends and distributions will be paid on March 15, 2006.

In January 2006, the Company acquired approximately 155 additional acres in New Garden Township, Pennsylvania for $23.5 million, including closing costs. Of the purchase price, $11.6 million is payable to the seller by January 2007.

In January 2006, the Company entered into an agreement for the sale of Schuylkill Mall (one of the Non-Core properties) in Frackville, Pennsylvania for $18.2 million. In July 2005, a prior agreement for the sale of this mall was terminated.

In January 2006, the Company sold 11 acres associated with the land parcel in Florence, South Carolina that was acquired in March 2004 (see Note 2 under "Development Activities") for $2.1 million.

Management's Report on Internal Control Over Financial Reporting

Management of Pennsylvania Real Estate Investment Trust ("us" or the "Company") is responsible for establishing and maintaining adequate internal control over financial reporting. As defined in the rules of the Securities and Exchange Commission, internal control over financial reporting is a process designed by, or under the supervision of, our principal executive and principal financial officers and effected by our Board of Trustees, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with U.S. generally accepted accounting principles.

Our internal control over financial reporting includes those policies and procedures that:

(1) Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the Company's transactions and the dispositions of assets of the Company;

(2) Provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with generally accepted accounting principles,, and that receipts and expenditures of the Company are being made only in accordance with authorizations of the Company's management and trustees; and

(3) Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, a system of internal control over financial reporting can provide only reasonable assurance with respect to financial statement preparation and presentation and may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In connection with the preparation of the Company's annual consolidated financial statements, management has conducted an assessment of the effectiveness of our internal control over financial reporting based on the framework set forth in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Management's assessment included an evaluation of the design of the Company's internal control over financial reporting and testing of the operational effectiveness of those controls. Based on this evaluation, we have concluded that, as of December 31, 2005, our internal control over financial reporting was effective to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles.

Our independent registered public accounting firm, KPMG LLP, audited management's assessment and independently assessed the effectiveness of the Company's internal control over financial reporting. KPMG has issued a report concurring with management's assessment, which is included on page 46 in this report.

Report of Independent Registered Public Accounting Firm

The Board of Trustees and Shareholders
Pennsylvania Real Estate Investment Trust:

We have audited the accompanying consolidated balance sheets of Pennsylvania Real Estate Investment Trust (a Pennsylvania business trust) and subsidiaries as of December 31, 2005 and 2004, and the related consolidated statements of income, shareholders' equity and comprehensive income and cash flows for each of the years in the three-year period ended December 31, 2005. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Pennsylvania Real Estate Investment Trust and subsidiaries as of December 31, 2005 and 2004, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2005 in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Pennsylvania Real Estate Investment Trust's internal control over financial reporting as of December 31, 2005, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 6, 2006 expressed an unqualified opinion on management's assessment of, and the effective operation of, internal control over financial reporting.

KPMG LLP

Philadelphia, Pennsylvania
March 6, 2006

Report of Independent Registered Public Accounting Firm

The Board of Trustees and Shareholders
Pennsylvania Real Estate Investment Trust:

We have audited management's assessment, included in the accompanying Management's Report on Internal Control Over Financial Reporting, that Pennsylvania Real Estate Investment Trust maintained effective internal control over financial reporting as of December 31, 2005, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Pennsylvania Real Estate Investment Trust's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that Pennsylvania Real Estate Investment Trust maintained effective internal control over financial reporting as of December 31, 2005, is fairly stated, in all material respects, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Also, in our opinion, Pennsylvania Real Estate Investment Trust maintained, in all material respects, effective internal control over financial reporting as of December 31, 2005, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Pennsylvania Real Estate Investment Trust and subsidiaries as of December 31, 2005 and 2004, and the related consolidated statements of income, shareholders' equity and comprehensive income and cash flows for each of the years in the three-year period ended December 31, 2005, and our report dated March 6, 2006 expressed an unqualified opinion on those consolidated financial statements.

KPMG LLP

Philadelphia, Pennsylvania
March 6, 2006

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following analysis of our consolidated financial condition and results of operations should be read in conjunction with our consolidated financial statements and the notes thereto included elsewhere in this report.

Overview

Pennsylvania Real Estate Investment Trust, a Pennsylvania business trust founded in 1960 and one of the first equity REITs in the United States, has a primary investment focus on retail shopping malls and power and strip centers located in the Mid-Atlantic region or in the eastern part of the United States. Our operating portfolio currently consists of a total of 52 properties. The retail portion of our portfolio contains 51 properties in 13 states and includes 39 shopping malls and 12 power and strip centers. We also own one office property acquired as part of a mall acquisition that we classify as non-strategic and is currently held-for-sale. The retail properties have a total of approximately 34.5 million square feet, of which we and partnerships or tenancy in common arrangements (collectively, "partnerships") in which we own an interest own approximately 25.9 million square feet.

The retail properties that we consolidate for financial reporting purposes have approximately 30.1 million square feet, of which we own approximately 23.1 million square feet. Properties that are owned by unconsolidated partnerships with third parties (see below) have approximately 4.4 million square feet, of which approximately 2.8 million square feet are owned by such partnerships.

Our primary business is owning and operating shopping malls and power and strip centers. We evaluate operating results and allocate resources on a property-by-property basis, and do not distinguish or evaluate our consolidated operations on a geographic basis. No individual property constitutes more than 10% of our consolidated revenue or assets, and thus the individual properties have been aggregated into one reportable segment based upon their similarities with regard to the nature of our properties and the nature of our tenants and operational processes, as well as long-term financial performance. In addition, no single tenant accounts for 10% or more of our consolidated revenue, and none of our properties are located outside the United States.

We hold our interests in our portfolio of properties through our operating partnership, PREIT Associates, L.P. ("PREIT Associates"). We are the sole general partner of PREIT Associates and, as of December 31, 2005, held an 89.8% controlling interest in PREIT Associates. We consolidate PREIT Associates for financial reporting purposes. We hold our investments in seven of the 51 operating retail properties in our portfolio through unconsolidated partnerships with third parties in which we own a 50% interest. We hold a non-controlling interest in each unconsolidated partnership, and account for such partnerships using the equity method of accounting. We do not control any of these equity method investees for the following reasons:

- Except for two properties that we co-manage with our partner, all of the other entities are managed on a day-to-day basis by one of our other partners as the managing general partner in each of the respective partnerships. In the case of the co-managed properties, all decisions in the ordinary course of business are made jointly.
- The managing general partner is responsible for establishing the operating and capital decisions of the partnership, including budgets, in the ordinary course of business.
- All major decisions of each partnership, such as the sale, refinancing, expansion or rehabilitation of the property, require the approval of all partners.
- Voting rights and the sharing of profits and losses are generally in proportion to the ownership percentages of each partner.

We record the earnings from the unconsolidated partnerships using the equity method of accounting under the income statement caption entitled "Equity in income of partnerships" rather than consolidating the results of the unconsolidated partnerships with our results. Changes in our investments in these entities are recorded in the balance sheet caption entitled "Investment in partnerships, at equity." In the case of deficit investment balances, such amounts are recorded in "Investments in partnerships, deficit balances."

For further information regarding our unconsolidated partnerships, see Note 3 to our consolidated financial statements.

We provide our management, leasing and development services through PREIT Services, LLC, which generally develops and manages properties that we consolidate for financial reporting purposes, and PREIT-RUBIN, Inc. ("PRI"), which develops and manages properties that we own interests in through partnerships with third parties and properties that are owned by third parties in which we do not have an interest. One of our long-term objectives is to obtain managerial control of as many of our assets as possible. Due to the nature of our existing partnership arrangements, we cannot anticipate when this objective will be achieved, if at all.

Our revenues consist primarily of fixed rental income, additional rent in the form of expense reimbursements, and percentage rents (rents that are based on a percentage of our tenants' sales or a percentage of sales in excess of thresholds that are specified in the leases) derived from our income producing retail properties. We also receive income from our real estate partnership investments and from the management and leasing services PRI provides.

Our net income available to common shareholders increased by $3.8 million, or 9.5%, to $44.0 million for the year ended December 31, 2005 from $40.2 million for the year ended December 31, 2004. The increase in our net income resulted primarily from increased real estate revenues, gains on sales of interests in real estate and decreased general and administrative expenses, offset by higher property operating expenses, depreciation and amortization and interest expense. In particular, our net income was impacted by the changes to real estate revenues, property operating expenses, interest expense and depreciation and amortization expense resulting from properties acquired or disposed of during 2004 and 2005, and the impact on operating results of properties that are in various stages of redevelopment.

Our net income available to common shareholders decreased by $154.3 million to $40.2 million for the year ended December 31, 2004 from $194.5 million for the year ended December 31, 2003. The primary reason for the decrease from 2003 to 2004 was the sale of the 15 wholly-owned multifamily properties in the second and third quarters of 2003. The multifamily properties generated net income from operations of $5.9 million during the year ended December 31, 2003, and we recognized a gain on the sale of the wholly-owned multifamily properties of $178.1 million, resulting in income from discontinued operations of $168.7 million (net of minority interest of $18.8 million) for the year ended December 31, 2003. Our 2003 and 2004 property acquisitions caused an increase in our real estate revenues, with a corresponding increase in property operating expenses, depreciation and amortization expense and interest expense for the year ended December 31, 2004 as compared to the year ended December 31, 2003.

Acquisitions, Dispositions and Development Activities

The Company records its acquisitions based on estimates of fair value as determined by management, based on information available and on assumptions of future performance. These allocations are subject to revisions, in accordance with GAAP, during the twelve-month periods following the closings of the respective acquisitions.

We are actively involved in pursuing and evaluating a number of additional acquisition opportunities. Our evaluation includes an analysis of whether the properties meet the investment criteria we apply, given economic, market and other circumstances.

2005 ACQUISITIONS | In December 2005, we acquired Woodland Mall in Grand Rapids, Michigan, with 1.2 million square feet, for $177.4 million. We funded the purchase price with two 90-day corporate notes totaling $94.4 million having a weighted average interest rate of 6.85% and secured by letters of credit, $80.5 million from our Credit Facility, and the remainder from our available working capital. We intend to obtain long term financing on this property before the 90-day notes mature in March 2006.

In November 2005, we and our partner acquired Springfield Mall in Springfield, Pennsylvania, with 0.6 million square feet, for $103.5 million. To partially finance the acquisition costs, we and our partner, an affiliate of Kravco Simon Investments, L.P. and Simon Property Group, obtained a $76.5 million mortgage loan. We funded the remainder of our share of the purchase price with $5.0 million in borrowings from our Credit Facility.

In May 2005, we exercised our option to purchase approximately 73 acres of previously ground leased land that contains Magnolia Mall in Florence, South Carolina for $5.9 million. We used available working capital to fund this purchase.

In March 2005, we acquired Gadsden Mall in Gadsden, Alabama, with 0.5 million square feet, for $58.8 million. We funded the purchase price from our Credit Facility. Of the purchase price amount, $7.8 million was allocated to the value of in-place leases, $0.1 million was allocated to above-market leases and $0.3 million was allocated to below-market leases. The acquisition included the nearby P&S Office Building, a 40,000 square foot office building that we consider to be non-strategic, and which we have classified as held-for-sale for financial reporting purposes.

In February 2005, we purchased the 0.9 million square foot Cumberland Mall in Vineland, New Jersey and a vacant 1.7 acre parcel adjacent to the mall. The total price paid for the mall and the parcel was $59.5 million, including the assumption of $47.7 million in mortgage debt. We paid the $0.9 million purchase price of the adjacent parcel in cash. We paid the remaining portion of the purchase price for the mall using 272,859 units in PREIT Associates ("OP Units"), which were valued at approximately $11.0 million. Of the purchase price amount, $8.7 million was allocated to the value of in-place leases, $0.2 million was allocated to above-market leases and $0.3 million was allocated to below-market leases. We also recorded a debt premium of $2.7 million in order to record Cumberland Mall's mortgage at fair value.

PRI provided management and leasing services to Cumberland Mall since 1997 for Cumberland Mall Associates (a New Jersey limited partnership that owned Cumberland Mall). Ronald Rubin, chairman, chief executive officer and a trustee of the Company, and George F. Rubin, a vice chairman and a trustee of the Company, controlled and had substantial ownership interests in Cumberland Mall Associates and the entity that owned the adjacent undeveloped parcel. Accordingly, a committee of non-management trustees evaluated the transactions on behalf of the Company. The committee obtained an independent appraisal and found the purchase price to be fair to the Company. The committee also approved the reduction of the fee payable by Cumberland Mall Associates to PRI under the existing management agreement upon the sale of the mall from 3% of the purchase price to 1% of the purchase price. The fee received by PRI was treated as a reduction of the purchase price for financial reporting purposes. The Company's Board of Trustees also approved the transaction.

2004 ACQUISITIONS | In December 2004, we acquired Orlando Fashion Square in Orlando, Florida, with 1.1 million square feet, for approximately $123.5 million, including closing costs. The transaction was primarily financed from borrowings made under our Credit Facility. Of the purchase price amount, $14.7 million was allocated to the value of in-place leases and $0.7 million was allocated to above-market leases.

In May 2004, we acquired The Gallery at Market East II in Philadelphia, Pennsylvania, with 0.3 million square feet, for a purchase price of $32.4 million. The purchase price was primarily funded from our Credit Facility. Of the purchase price amount, $4.5 million was allocated to the value of in-place leases, $1.2 million was allocated to above-marke leases and $1.1 million was allocated to below-market leases.

In May 2004, we acquired the remaining 27% ownership interest ir New Castle Associates, the entity that owns Cherry Hill Mall in Cherr Hill, New Jersey, in exchange for 609,316 OP Units valued at $17.8 million. We acquired our 73% ownership of New Castle Associates ir April 2003 (see "Additional 2003 Acquisitions"). As a result, we nov own 100% of New Castle Associates. Prior to the closing of the acqui sition of the remaining interest, each of the partners in New Castl Associates other than the Company was entitled to a cumulative pre ferred distribution from New Castle Associates equal to $1.2 million i the aggregate per annum, subject to certain downward adjustment based upon certain capital distributions by New Castle Associates.

Pan American Associates, a former limited partner of New Castl Associates, is controlled by Ronald Rubin and George F. Rubin. B reason of their interest in Pan American Associates, prior to our acqu sition of the remaining 27% interest in New Castle Associates, Ronal Rubin had a 9.37% indirect limited partnership interest in New Castl Associates and George F. Rubin had a 1.43% indirect limited partne ship interest in New Castle Associates. In addition, Ronald Rubin an George F. Rubin are beneficiaries of a trust that had a 7.66% indire limited partnership interest in New Castle Associates. The transactio with New Castle Associates was approved by a special committee independent members of our Board of Trustees.

CROWN MERGER | On November 20, 2003, we announced the closir of the merger of Crown American Realty Trust ("Crown") with and int the Company (the "Merger") in accordance with an Agreement ar Plan of Merger (the "Merger Agreement") dated as of May 13, 2003, b and among us, PREIT Associates, Crown and Crown American Properties, L.P. ("CAP"), a limited partnership of which Crown was the sole general partner before the Merger. Through the Merger and related transactions, we acquired 26 regional shopping malls and the remaining 50% interest in Palmer Park Mall in Easton, Pennsylvania.

In the Merger, each Crown common share automatically was converted into the right to receive 0.3589 of a PREIT common share in a tax-free, share-for-share transaction. Accordingly, we issued approximately 11,725,175 of our common shares to the former holders of Crown common shares. In addition, we issued 2,475,000 11% non-convertible senior preferred shares to the former holders of Crown preferred shares in connection with the Merger. Also as part of the Merger, options to purchase a total of 30,000 Crown common shares were replaced with options to purchase a total of 10,764 PREIT common shares with a weighted average exercise price of $21.13 per share and options to purchase a total of 421,100 units of limited partnership interest in CAP were replaced with options to purchase a total of 151,087 PREIT common shares with a weighted average exercise price of $17.23 per share. In addition, a warrant to purchase 100,000 Crown common shares automatically was converted into a replacement warrant to purchase 35,890 PREIT common shares at an exercise price of $25.08 per share.

Immediately after the closing of the Merger, CAP contributed the remaining interest in all of its assets — excluding a portion of its interest in two partnerships — and substantially all of its liabilities to PREIT Associates in exchange for 1,703,214 OP Units. The interest in the two partnerships retained by CAP is subject to a put-call arrangement described below under "Commitments."

In connection with the Merger, we also assumed from Crown approximately $443.8 million of a first mortgage loan that has a final maturity date of September 10, 2025 and is secured by a portfolio of 15 properties at an interest rate of 7.43% per annum. This rate remains in effect until September 10, 2008, the anticipated repayment date, at which time the loan can be prepaid without penalty. If not repaid at that time, the interest rate thereafter will be equal to the greater of (i) 10.43% per annum or (ii) the Treasury Rate plus 3.0% per annum. We also assumed an additional $152.9 million in mortgages on certain properties with interest rates between 3.12% and 7.61% per annum, and repaid all $154.9 million of outstanding indebtedness under a Crown line of credit facility with borrowings under our Credit Facility.

ADDITIONAL 2003 ACQUISITIONS | In September 2003, we acquired the remaining 70% interest in Willow Grove Park in Willow Grove, Pennsylvania that we did not previously own. The purchase price of the 70% interest was $45.5 million in cash, which we paid using a portion of the net proceeds of our August 2003 equity offering. As of the date of the acquisition of the 70% interest, the property had $109.7 million in mortgage debt with an interest rate of 8.39%. This mortgage debt was refinanced in the fourth quarter of 2005.

In September 2003, we purchased a 6.08 acre parcel and a vacant 160,000 square foot two-story building adjacent to the Plymouth Meeting Mall in Plymouth Meeting, Pennsylvania for $15.8 million, which included $13.5 million in cash paid to IKEA for the building from our August 2003 equity offering and approximately 72,000 OP Units paid to the holder of an option to acquire the parcel.

In April 2003, we acquired Moorestown Mall, The Gallery at Market East I and Exton Square Mall from affiliated entities of The Rouse Company ("Rouse") and in June 2003, we acquired Echelon Mall and Plymouth Meeting Mall from Rouse, all of which are located in the greater Philadelphia area. In June 2003, we also acquired the ground lessor's interest in Plymouth Meeting Mall from the Teachers Insurance and Annuity Association ("TIAA").

In addition, in April 2003, New Castle Associates acquired Cherry Hill Mall from Rouse in exchange for New Castle Associates' interest in Christiana Mall, cash and the assumption by New Castle Associates of mortgage debt on Cherry Hill Mall. On that same date, we acquired a 49.9% ownership interest in New Castle Associates and, through subsequent contributions and option exercises, increased our ownership percentage to 100%.

The aggregate purchase price for our acquisition of the five malls from Rouse, for TIAA's ground lease interest in Plymouth Meeting Mall and for New Castle Associates (including the additional purchase price paid upon exercise of our option to acquire the remaining interests in New Castle Associates) was $549 million, including $237 million in cash, the assumption of $277 million in non-recourse mortgage debt and the issuance of $35 million in OP Units. Certain former partners of New Castle Associates not affiliated with us exercised their special right to redeem for cash an aggregate of 261,349 OP Units issued to such partners at closing, and we paid to those partners an aggregate amount of approximately $7.7 million. In addition, we granted registration rights to the partners of New Castle Associates with respect to the shares underlying the OP Units issued to them, other than those redeemed for cash following the closing.

In connection with the April 2003 sale of Christiana Mall by New Castle Associates to Rouse, PRI received a brokerage fee of $2.0 million pursuant to a pre-existing management and leasing agreement between PRI and New Castle Associates. This fee was received in April 2003 by PRI prior to our acquisition of our ownership interest in New Castle Associates.

PRI also entered into a new management and leasing agreement with New Castle Associates for Cherry Hill Mall, which provided for a fee of 5.25% of all rents and other revenues received by New Castle Associates from Cherry Hill Mall. We ceased recording charges under this agreement upon our purchase of the remaining interest in New Castle Associates in May 2004.

PENDING DISPOSITION | In January 2006, we entered into an agreement for the sale of Schuylkill Mall (one of the Non-Core Properties; see "2004 Dispositions") in Frackville, Pennsylvania for $18.2 million. In July 2005, a prior agreement for the sale of this mall was terminated.

2005 DISPOSITIONS | In December 2005, we sold Festival at Exton in Exton, Pennsylvania for $20.2 million. We recorded a gain of $2.5 million from this sale.

In August 2005, we sold our four industrial properties (the "Industrial Properties") for approximately $4.3 million. We recorded a gain of $3.7 million from this transaction.

In July 2005, a partnership in which we have a 50% interest sold the property on which the Christiana Power Center Phase II project would have been built to the Delaware Department of Transportation for $17.0 million. See "Litigation." Our share of the proceeds was $9.5 million, representing a reimbursement for the $5.0 million of costs and expenses incurred previously in connection with the project and a gain on the sale of non-operating real estate of $4.5 million.

In July 2005, we sold our 40% interest in Laurel Mall in Hazleton, Pennsylvania to Laurel Mall, LLC. The total sales price of the mall was $33.5 million, including assumed debt of $22.6 million. Our net cash proceeds were $3.9 million. We recorded a gain of $5.0 million from this transaction.

In May 2005, pursuant to an option granted to the tenant in a 1994 ground lease agreement, we sold a 13.5 acre parcel in Northeast Tower Center in Philadelphia, Pennsylvania containing a Home Depot store to Home Depot U.S.A., Inc. for $12.5 million. We recognized a gain of $0.6 million on the sale of this parcel.

In January 2005, we sold a 0.2 acre parcel associated with Wiregrass Commons Mall in Dothan, Alabama for $0.1 million. We recognized a gain of $0.1 million on the sale of this parcel.

2004 DISPOSITIONS | In September 2004, we sold five properties for $110.7 million. The properties were acquired in November 2003 in connection with the Merger, and were among six properties that were considered to be non-strategic (the "Non-Core Properties"). The Non-Core Properties were classified as held-for-sale as of the date of the Merger. The net proceeds from the sale were $108.5 million after closing costs and adjustments. We used the proceeds from this sale primarily to repay amounts outstanding under our Credit Facility. We did not record a gain or loss on this sale for financial reporting purposes.

In August 2004, we sold our 60% non-controlling ownership interest in Rio Grande Mall, a 166,000 square foot strip center in Rio Grande, New Jersey to an affiliate of our partner in this property, for net proceeds of $4.1 million. We recorded a gain of $1.5 million from this transaction.

2003 DISPOSITIONS | In the second and third quarters of 2003, we disposed of our entire portfolio of multifamily properties, which consisted of 15 wholly-owned properties and four properties in which we had a 50% partnership interest. We sold our 15 wholly-owned multifamily properties to MPM Acquisition Corp., an affiliate of Morgan Properties, Ltd., for a total sale price of $392.1 million (approximately $185.3 million of which consisted of assumed indebtedness). The sales of our wholly-owned multifamily properties resulted in a gain of $178.1 million. In the second quarter of 2004, we recorded a $0.6 million reduction to the gain on the sale of the portfolio in connection with the settlement of claims made against us by the purchaser of the properties. The results of operations of these properties and the resulting gains on sales are included in discontinued operations.

A substantial portion of the gain on the sale of the wholly-owned multifamily properties met the requirements for a tax deferred exchange with the properties acquired from Rouse.

In separate transactions in May through September 2003, we sold our 50% partnership interests in four multifamily properties to our respective partners for an aggregate price of $24.4 million. We recorded an aggregate gain of $15.0 million on these transactions.

In January 2003, we sold a parcel of land located at Crest Plaza Shopping Center in Allentown, Pennsylvania for $3.2 million. We recognized a gain of $1.1 million as a result of this sale.

DEVELOPMENT AND REDEVELOPMENT | We are engaged in the ground-up development of seven retail and other mixed-use projects that we believe meet the financial hurdles that we apply, given economic, market and other circumstances. As of December 31, 2005, we had incurred $39.3 million of costs related to these projects. The costs identified to date to complete these ground-up projects are expected to be in the range of $142.6 million to $176.6 million in the aggregate, excluding the Gainesville, Florida and Pavilion at Market East projects because those amounts have not been determined. In each case, we will evaluate the financing opportunities available to us at the time a project requires funding. In cases where the project is undertaken with a partner, our flexibility in funding the project might be governed by the partnership agreement or the covenants contained in our Credit Facility, which limit our involvement in such projects. We generally seek to develop these projects in areas that we believe evidence the likelihood of supporting additional retail development and have desirable population or income trends, and where we believe the projects have the potential for strong competitive positions. We generally have several development projects under way at one time. These projects are typically in various stages of the development process. We manage all aspects of these undertakings, including market and trade area research, site selection, acquisition, preliminary development work, construction and leasing. We monitor our developments closely, including costs and tenant interest.

In February 2006, we acquired approximately 540 acres of land in Gainesville, Florida for approximately $21.5 million, including closing costs. The acquired parcels are collectively known as "Springhills." We continue to be involved in the process of obtaining the requisite entitlements for Springhills, with a goal of developing a mixed use project including up to 1.5 million square feet of retail/commercial space together with single and multifamily housing, office/institutional facilities, and hotel and industrial space.

In transactions that closed between May and August 2005, we acquired 45 acres in Lacey Township, New Jersey for approximately $11.6 million in cash, including closing costs. In December 2005, we announced that we began construction of a new retail center anchored by Home Depot. Also in December 2005, Lacey Township authorized us to construct a retail center of up to 0.3 million square feet on this land, including a 0.1 million square foot Home Depot. We are currently awaiting an additional state permit before continuing with construction. We had previously executed an agreement to sell 10 acres of the site to Home Depot U.S.A., Inc. for $9.0 million for Home Depot to construct its store.

In August 2005, we acquired an approximately 15 acre parcel in Christiansburg, Virginia adjacent to New River Valley Mall for $4. million in cash, including closing costs. We plan to develop a power center on this property.

In transactions that closed between June 2005 and January 2006, we acquired a total of approximately 188 acres in New Garden Township, Pennsylvania for approximately $30.1 million in cash, including closing costs, $11.6 million of which is payable to the seller by January 2007. We are still in the process of obtaining various entitlements for our concept for this property, which includes retail and mixed use components.

We entered into an agreement in October 2004 with Valley View Downs, LP ("Valley View") and Centaur Pennsylvania, LLC ("Centaur") to manage the development of a proposed harness racetrack and casino on an approximately 208 acre site located 35 miles northwe of Pittsburgh, Pennsylvania. Valley View acquired the site in 2005, but the agreement contemplates that we will acquire the site and lease it to Valley View for the construction and operation of a harness racetrack and a casino and related facilities. We will not have any ownership interest in Valley View or Centaur. Our acquisition of the site and the construction of the racetrack require the issuance to Valley View of the sole remaining unissued harness racetrack license in Pennsylvania. The construction of the casino requires the issuance of a gaming license to Valley View. Valley View had been one of two applicants for the racing license. In November 2005, the Harness Racing Commission issued an order denying award of the racing license to both of the applicants. In December 2005, Valley View filed a motion for reconsideration with the Commission. In addition, Valley View filed an appeal of the ruling in the Pennsylvania Commonwealth Court. Valley View is awaiting action by the Harness Racing Commission and the Commonwealth Court regarding these appeals. However, we are unable to predict whether Valley View will be issued the racing license or the gaming license.

In March 2004, we acquired 25 acres of land in Florence, South Carolina. The purchase price for the parcel was $3.8 million in cash, including closing costs. The parcel, which is zoned for commercial development, is located across the street from Magnolia Mall and The Commons at Magnolia, both wholly-owned PREIT properties. We anticipate building a 0.2 million square foot power center with Home Depot as the anchor and four outparcel locations. In January 2006, we sold 11 acres of the site to Home Depot U.S.A., Inc. for $2.1 million, and Home Depot has began construction of its store.

We are engaged in the redevelopment of 10 of our consolidated properties and expect to increase the number of such projects in the future. These projects may include the introduction of multifamily, office or other uses to our properties. Total costs for nine of these projects are estimated to be $180.7 million in the aggregate. We have not yet determined the estimated cost for the tenth project, which is the redevelopment of Echelon Mall.

The following table summarizes our intended investment for redevelopment projects:

(in thousands of dollars) Project	Estimated Project Cost	Invested as of December 31, 2005	Initial Occupancy Date
Capital City Mall	$ 11,600	$ 7,200	Fourth Quarter 2005
Patrick Henry Mall	26,900	20,300	Fourth Quarter 2005
New River Valley Mall (1)	23,000	1,000	First Quarter 2006
Francis Scott Key Mall	3,500	100	Third Quarter 2006
Valley View Mall	3,600	700	Third Quarter 2006
Lycoming Mall	11,800	900	Third Quarter 2006
South Mall	6,900	100	Third Quarter 2006
Cherry Hill Mall	40,000	900	First Quarter 2007
Plymouth Meeting Mall	53,400	18,900	Fourth Quarter 2007
Echelon Mall	To Be Determined	1,600	To Be Determined
		$ 51,700	

(1) *Amounts do not include costs associated with New River Valley Retail Center, a proposed new development project with an estimated project cost of $26.8 million, and $4.5 million invested as of December 31, 2005.*

In connection with our current ground-up development and our redevelopment projects, we have made contractual and other commitments on some of these projects in the form of tenant allowances, lease termination fees and contracts with general contractors and other professional service providers. As of December 31, 2005, the remainder to be paid against such contractual and other commitments was $25.4 million, which is expected to be financed through our Credit Facility or through short-term construction loans. The development and redevelopment projects on which these commitments have been made have total remaining costs of $89.5 million.

Off Balance Sheet Arrangements

We have no material off-balance sheet items other than the partnerships described in Note 3 to the consolidated financial statements and in the "Overview" section above.

TAX PROTECTION AGREEMENTS | We have provided tax protection of up to approximately $5.0 million related to the August 1998 acquisition of the Woods Apartments for a period of eight years ending in August 2006. Because the Woods Apartments were sold in connection with the disposition of the multifamily portfolio and because that transaction was treated as a tax-free exchange in connection with the acquisition of Exton Square Mall, The Gallery at Market East I and Moorestown Mall from The Rouse Company, we are now obligated to provide tax protection to the former owner of the Woods Apartments if we sell any of Exton Square Mall, The Gallery at Market East I or Moorestown Mall prior to August 2006.

In connection with the Merger, we entered into a tax protection agreement with Mark E. Pasquerilla, a trustee of the Company, and entities affiliated with Mr. Pasquerilla (the "Pasquerilla Group"). Under this tax protection agreement, we agreed not to dispose of certain protected properties acquired in the Merger in a taxable transaction until November 20, 2011 or, if earlier, until the Pasquerilla Group collectively owns less than 25% of the aggregate of the shares and OP Units that they acquired in the Merger. If we were to sell any of the protected properties during the first five years of the protection period, we would owe the Pasquerilla Group an amount equal to the sum of the hypothetical tax owed by the Pasquerilla Group, plus an amount intended to make the Pasquerilla Group whole for taxes that may be due upon receipt of such payments. From the end of the first five years through the end of the tax protection period, the payments are intended to compensate the affected parties for interest expense incurred on amounts borrowed to pay the taxes incurred on the sale. If we were to sell properties in transactions that trigger the tax protection payments, the amounts that we would be required to pay to the Pasquerilla Group could be substantial.

We have agreed to provide tax protection related to our acquisition of Cumberland Mall Associates and New Castle Associates to the prior owners of Cumberland Mall Associates and New Castle Associates, respectively, for a period of eight years following the respective closings. Ronald Rubin and George F. Rubin are beneficiaries of these tax protection agreements.

We have not entered into any other tax protection agreements in connection with our merger, acquisition or disposition activities in 2005, 2004, and 2003.

Related Party Transactions

GENERAL | PRI provides management, leasing and development services for 11 properties owned by partnerships in which certain officers or trustees of the Company and of PRI have indirect ownership interests. In addition, the mother of Stephen B. Cohen, a trustee of the Company, has an interest in two additional properties for which PRI provides management, leasing and development services. Total revenues earned by PRI for such services were $0.8 million, $2.0 million and $4.2 million for the years ended December 31, 2005, 2004 and 2003, respectively. This amount decreased in 2005 from 2004 because of a decrease in the number of properties that we manage for related parties. The 2003 amount includes a $2.0 million brokerage fee received in connection with the sale of Christiana Mall. As of December 31, 2005, $0.2 million was due from the property-owning partnerships to PRI. Of this amount, approximately $0.1 million was collected subsequent to December 31, 2005. PRI holds a note receivable from a related party with a balance of $0.1 million that is due in installments through 2010 and bears an interest rate of 10% per annum.

We lease our principal executive offices from Bellevue Associates (the "Landlord"), an entity in which certain of our officers/ trustees have an interest. Total rent expense under this lease was $1.5 million, $1.4 million and $0.9 million for the years ended December 31, 2005, 2004, and 2003, respectively. Ronald Rubin and George F. Rubin, collectively with members of their immediate families, own approximately a 50% interest in the Landlord. The office lease has a 10 year term that commenced on November 1, 2004. We have the option to renew the lease for up to two additional five-year periods at the then-current fair market rate calculated in accordance with the terms of the office lease. In addition, we have the right on one occasion at any time during the seventh lease year to terminate the office lease upon the satisfaction of certain conditions. Effective June 1, 2004, our base rent is $1.4 million per year during the first five years of the office lease and $1.5 million per year during the second five years.

We use an airplane in which Ronald Rubin owns a fractional interest. We paid $0.2 million in the year ended December 31, 2005 and $0.1 million in each of the years ended December 31, 2004 and 2003 for flight time used by employees on Company-related business.

As of December 31, 2005, 12 of our officers had employment agreements with terms of up to three years that renew automatically for additional one-year or two-year terms. The agreements provided for aggregate base compensation for the year ended December 31, 2005 of $3.9 million, subject to increases as approved by our compensation committee in future years, as well as additional incentive compensation.

On December 22, 2005, we entered into a Unit Purchase Agreement with CAP, an entity controlled by Mark Pasquerilla, a trustee of the Company. Under the agreement, we purchased 339,300 OP Units from CAP at $36.375 per unit, a 3% discount from the closing price of our common shares on December 19, 2005 of $37.50. The aggregate amount we paid for the OP Units was $12.3 million. The terms of the agreement were negotiated between us and CAP. These terms were determined without reference to the provisions of the partnership agreement of our operating partnership, which generally permit holders of OP Units to redeem their OP Units for cash based on the ten day average closing price of our common shares, or, at our election, for a like number of our common shares.

As a component of this agreement, CAP and its affiliates, including Mark Pasquerilla, agreed to a standard lockup preventing them from selling or transferring our securities or OP Units for a period of approximately 135 days. The end date of the lockup coincides with the end of the customary blackout period applicable to our trustees and officers following the announcement of our financial results for the first quarter of 2006. The transaction was approved by our Board of Trustees. The board authorized this transaction separate and apart from our previously-announced program to repurchase up to $100.0 million of common shares through the end of 2007.

CROWN MERGER | See "Off Balance Sheet Arrangements – Tax Protection Agreements" and "Commitments."

ACQUISITION OF NEW CASTLE ASSOCIATES AND CUMBERLAND MALL | See "Acquisitions, Dispositions and Development Activities" and "Off Balance Sheet Arrangements – Tax Protection Agreements.

Critical Accounting Policies

Critical Accounting Policies are those that require the application of management's most difficult, subjective, or complex judgments, often because of the need to make estimates about the effect of matters that are inherently uncertain and that may change in subsequent periods. In preparing the consolidated financial statements, management has made estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting periods. In preparing the financial statements, management has utilized available information, including our past history, industry standards and the current economic environment, among other factors, in forming its estimates and judgments, giving due consideration to materiality. Actual results may differ from these estimates. In addition, other companies may utilize different estimates, which may impact comparability of our results of operations to those of companies in similar businesses. The estimates and assumptions made by management in applying critical accounting policies have not changed materially during 2005, 2004 and 2003, except as otherwise noted, and none of these estimates or assumptions have proven to be materially incorrect or resulted in our recording any significant adjustments relating to prior periods. We will continue to monitor the key factors underlying our estimates and judgments, but no change is currently expected. Set forth below is a summary of the accounting policies that management believes are critical to the preparation of the consolidated financial statements. This summary should be read in conjunction with the more complete discussion of our accounting policies included in Note 1 to our consolidated financial statements.

Our management makes complex or subjective assumptions and judgments with respect to applying its critical accounting policies. In making these judgments and assumptions, management considers, among other factors:

- events and changes in property, market and economic conditions;
- estimated future cash flows from property operations; and
- the risk of loss on specific accounts or amounts.

REVENUE RECOGNITION | We derive over 95% of our revenues from tenant rents and other tenant related activities. Tenant rents include base rents, percentage rents, expense reimbursements (such as common area maintenance, real estate taxes and utilities), amortization of above- and below-market intangibles and straight-line rents. We record base rents on a straight-line basis, which means that the monthly base rent income according to the terms of our leases with tenants is adjusted so that an average monthly rent is recorded for each tenant over the term of its lease. When tenants vacate prior to the end of their lease, we accelerate amortization of any related unamortized straight-line rent balances, and unamortized above-market and below-market intangible balances are amortized as a decrease or increase to real estate revenues, respectively.

Percentage rents represent rental income that the tenant pays based on a percentage of its sales. Tenants that pay percentage rent usually pay in one of two ways: either a percentage of their total sales or a percentage of sales over a certain threshold. In the latter case, we do not record percentage rent until the sales threshold has been reached. Revenues for rents received from tenants prior to their due dates are deferred until the period to which the rents apply.

In addition to base rents, certain lease agreements contain provisions that require tenants to reimburse a fixed or pro rata share of real estate taxes and certain common area maintenance costs. Tenants generally make expense reimbursement payments monthly based on a budgeted amount determined at the beginning of the year. During the year, our income increases or decreases based on actual expense levels and changes in other factors that influence the reimbursement amounts, such as occupancy levels. Subsequent to the end of the year, we prepare a reconciliation of the actual amounts due from tenants. The difference between the actual amount due and the amounts paid by the tenant throughout the year is billed or credited to the tenant, depending on whether the tenant paid too little or too much during the year.

Lease termination fee income is recognized in the period when a termination agreement is signed and we are no longer obligated to provide space to the tenant. In the event that a tenant is in bankruptcy when the termination agreement is signed, termination fee income is deferred and recognized when it is received.

Our other main source of revenue comes from the provision of management services to third parties, including property management, brokerage, leasing and development. Management fees generally are a percentage of managed property revenues or cash receipts. Leasing fees are earned upon the consummation of new leases. Development fees are earned over the time period of the development activity and are recognized on the percentage of completion method. These activities collectively are included in "Management company revenue" in the consolidated statements of income.

REAL ESTATE | Land, buildings, fixtures and tenant improvements are recorded at cost and stated at cost less accumulated depreciation. Expenditures for maintenance and repairs are charged to operations as incurred. Renovations or replacements, which improve or extend the life of an asset, are capitalized and depreciated over their estimated useful lives.

For financial reporting purposes, properties are depreciated using the straight-line method over the estimated useful lives of the assets. The estimated useful lives are as follows:

Buildings	30-50 years
Land Improvements	15 years
Furniture/Fixtures	3-10 years
Tenant Improvements	Lease term

We are required to make subjective assessments as to the useful lives of our properties for purposes of determining the amount of depreciation to reflect on an annual basis with respect to those properties based on various factors, including industry standards, historical experience and the condition of the asset at the time of acquisition. These assessments have a direct impact on our net income. If we were to determine that a longer expected useful life was appropriate for a particular asset, it would be depreciated over more years, and, other things being equal, result in less annual depreciation expense and higher annual net income.

Our assessment of recoverability of certain other lease related costs must be made when we have a reason to believe that the tenant may not be able to perform under the terms of the lease as originally expected. This requires us to make estimates as to the recoverability of such costs.

Gains from sales of real estate properties and interests in partnerships generally are recognized using the full accrual method in accordance with the provisions of Statement of Financial Accounting Standards No. 66, "Accounting for Real Estate Sales," provided that various criteria are met relating to the terms of sale and any subsequent involvement by us with the properties sold.

INTANGIBLE ASSETS | We account for our property acquisitions under the provisions of Statement of Financial Accounting Standards No. 141, "Business Combinations" ("SFAS No. 141"). Pursuant to SFAS No. 141, the purchase price of a property is allocated to the property's assets based on our estimates of their fair value. The determination of the fair value of intangible assets requires significant estimates by management and considers many factors, including our expectations about the underlying property and the general market conditions in which the property operates. The judgment and subjectivity inherent in such assumptions can have a significant impact on the magnitude of the intangible assets that we record.

SFAS No. 141 provides guidance on allocating a portion of the purchase price of a property to intangible assets. Our methodology for this allocation includes estimating an "as-if vacant" fair value of the physical property, which is allocated to land, building and improvements. The difference between the purchase price and the "as-if vacant" fair value is allocated to intangible assets. There are three categories of intangible assets to be considered: (i) value of in-place leases, (ii) above- and below-market value of in-place leases and (iii) customer relationship value.

The value of in-place leases is estimated based on the value associated with the costs avoided in originating leases comparable to the acquired in-place leases, as well as the value associated with lost rental revenue during the assumed lease-up period. The value of in-place leases is amortized as real estate amortization over the remaining lease term.

Above-market and below-market in-place lease values for acquired properties are recorded based on the present value of the difference between (i) the contractual amounts to be paid pursuant to the in-place leases and (ii) our estimates of fair market lease rates for the comparable in-place leases, based on factors including historical experience, recently executed transactions and specific property issues, measured over a period equal to the remaining non-cancelable term of the lease. The value of above-market lease values is amortized as a reduction of rental income over the remaining terms of the respective leases. The value of below-market lease values is amortized as an increase to rental income over the remaining terms of the respective leases, including any below-market optional renewal period.

We allocate purchase price to customer relationship intangibles based on our assessment of the value of such relationships and if the customer relationships associated with the acquired property provide incremental value over the Company's existing relationships.

ASSETS HELD-FOR-SALE AND DISCONTINUED OPERATIONS | We generally consider assets to be held-for-sale when the sale transaction has been approved by the appropriate level of management and there are no known material contingencies relating to the sale such that the sale is probable within one year. The determination to classify an asset as held-for-sale requires significant estimates by us about the property and the expected market for the property, which are based on factors including recent sales of comparable properties, recent expressions of interest in the property, financial metrics of the property and the condition of the property. We must also determine if it will be possible under those market conditions to sell the property for an acceptable price within one year. When assets are identified by management as held-for-sale, we discontinue depreciating the assets and estimate the sales price, net of selling costs of such assets. If, in management's opinion, the net sales price of the assets that have been identified as held-for-sale is less than the net book value of the assets, the asset is written down to fair value less the cost to sell. Assets and liabilities related to assets classified as held-for-sale are presented separately in the consolidated balance sheet.

Assuming no significant continuing involvement, a sold real estate property is considered a discontinued operation. In addition, properties classified as held-for-sale are considered discontinued operations. Properties classified as discontinued operations are reclassified as such in the accompanying consolidated statement of income for each period presented. Interest expense that is specifically identifiable to the property is used in the computation of interest expense attributable to discontinued operations. See Note 2 to our consolidated financial statements for a description of the properties included in discontinued operations. Investments in partnerships are excluded from discontinued operations treatment.

ASSET IMPAIRMENT | Real estate investments are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the property might not be recoverable. A property's value is considered impaired only if our estimate of the aggregate future cash flows to be generated by the property, undiscounted and without interest charges, are less than the carrying value of the property. This estimate takes into consideration factors such as expected future operating income, trends and prospects, as well as the effects of demand, competition and other factors. In addition, these estimates may consider a probability weighted cash flow estimation approach when alternative courses of action to recover the carrying amount of a long lived asset are under consideration or when a range of possible values is estimated.

The determination of undiscounted cash flows requires significant estimates by us, including the expected course of action at the balance sheet date that would lead to such cash flows. Subsequent changes in estimated undiscounted cash flows arising from changes in the anticipated action to be taken with respect to the property could impact the determination of whether an impairment exists and whether the effects could materially impact our net income. To the extent impairment has occurred, the loss will be measured as the excess of the carrying amount of the property over the fair value of the property.

TENANT RECEIVABLES | We make estimates of the collectibility of our tenant receivables related to tenant rents including base rents, straight-line rents, expense reimbursements and other revenue or income. We specifically analyze accounts receivable, historical bad debts, customer creditworthiness, current economic trends and changes in customer payment terms when evaluating the adequacy of the allowance for doubtful accounts. In addition, with respect to tenants in bankruptcy, we make estimates of the expected recovery of pre-petition and post-petition claims in assessing the estimated collectibility of the related receivable. In some cases, the time required to reach an ultimate resolution of these claims can exceed one year. These estimates have a direct impact on our net income because a higher bad debt reserve results in less net income, other things being equal. We maintain a 15% reserve on our straight-line rent balances. We periodically review our straight-line rent reserve policy, and we adjust our reserve percentage if we determine that there was a change in the risk associated with these amounts due to various property and industry factors. In 2004, we increased the reserve from 5% to 15% to address such changes in risks.

Results of Operations
Comparison of Years Ended December 31, 2005, 2004 and 2003

OVERVIEW | The results of operations for the years ended December 31, 2005, 2004 and 2003 reflect changes due to the acquisition and disposition of real estate properties during the respective periods (including gains resulting from dispositions of $16.3 million, $0.9 million and $194.3 million in the years ended December 31, 2005, 2004 and 2003, respectively). In 2005, we acquired three retail properties, one office property, and a 50% ownership interest in one additional retail property; we disposed of four industrial properties, one strip center and our partnership interest in one additional retail property. In 2004, we acquired two retail properties and the remaining interest in Cherry Hill Mall that we did not already own; we disposed of five of the Non-Core Properties acquired in the Merger and our interest in one other retail property. In 2003, we acquired 32 retail properties plus the remaining partnership interests in two other properties; we disposed of our multifamily portfolio, consisting of 15 wholly-owned properties and partnership interests in four other properties. Our results for the year ended December 31, 2005 were also significantly affected by ongoing redevelopment initiatives that were in various stages at 10 of our 39 mall properties.

The table below summarizes certain occupancy statistics (including properties owned by partnerships in which we own a 50% interest) as of December 31, 2005, 2004, and 2003:

	Occupancy as of December 31,		
	2005	2004	2003
Retail portfolio (including anchors)	92.2%	92.2%	91.8%
Malls:			
In-line	87.0%	87.3%	89.0%
In-line – non redevelopment	88.6%	87.4%	88.9%
In-line – redevelopment (10 properties)	82.8%	87.3%	89.2%
Power centers	96.7%	95.0%	96.7%

The amounts reflected as income from continuing operations in the table below reflect our consolidated retail and office properties, with the exception of properties that are classified as discontinued operations. Our former wholly-owned multifamily and industrial properties' operations are included in discontinued operations. Our unconsolidated partnerships are presented under the equity method of accounting in the line item "Equity in income of partnerships."

The following information summarizes our results of operations for the years ended December 31, 2005, 2004 and 2003:

(in thousands of dollars)	Year Ended December 31, 2005	% Change 2004 to 2005	Year Ended December 31, 2004	% Change 2003 to 2004	Year Ended December 31, 2003
Real estate revenues	$ 424,655	7%	$ 395,763	136%	$ 167,903
Property operating expenses	(162,137)	12%	(144,222)	145%	(58,763)
Management company revenue	3,956	(25)%	5,278	(34)%	8,037
Interest and other income	1,048	2	1,026	16%	887
General and administrative expenses	(36,723)	(15)%	(43,033)	16%	(37,012)
Income taxes	(597)	N/A	–	N/A	–
Interest expense	(81,907)	13%	(72,314)	105%	(35,318)
Depreciation and amortization	(110,002)	14%	(96,809)	157%	(37,644)
Equity in income of partnerships	7,474	33%	5,606	(22)%	7,231
Gains on sales of interests in real estate	10,111	581%	1,484	(91)%	16,199
Minority interest in properties	(179)	(71)%	(611)	(29)%	(857)
Minority interest in Operating Partnership	(6,205)	10%	(5,665)	72%	(3,298)
Income from continuing operations	49,494	6%	46,503	70%	27,365
Income from discontinued operations	8,135	12%	7,285	(96)%	168,675
Net income	**$ 57,629**	**7%**	**$ 53,788**	**(73)%**	**$ 196,040**

REAL ESTATE REVENUES | Real estate revenues increased by $28.9 million, or 7%, in 2005 as compared to 2004, primarily due to an increase of $33.3 million from properties acquired in 2005 and 2004, including increased revenues from The Gallery at Market East II ($3.0 million), Orlando Fashion Square ($14.4 million), Cumberland Mall ($10.9 million), Gadsden Mall ($4.9 million) and Woodland Mall ($0.1 million). Real estate revenues from properties that were owned by the Company prior to January 1, 2004 decreased by $4.4 million, primarily due to decreases of $3.5 million in base rents and $2.2 million in lease terminations, partially offset by a $1.3 million increase in expense reimbursements. In connection with our efforts to redevelop 10 of our 39 mall properties, base rents decreased largely due to the effects of these redevelopment initiatives on in-line occupancy (82.8% as of December 31, 2005 compared to 87.3% as of December 31, 2004) and total rent at the affected properties. Base rent was also impacted by the sale of the Home Depot parcel at Northeast Tower Center that was sold in the second quarter of 2005 and had real estate revenues that were $0.8 million lower in 2005 as compared to 2004. Lease termination income decreased in 2005 due primarily to a $1.5 million lease termination payment received from Dick's Sporting Goods at Northeast Tower Center during the third quarter of 2004. Expense reimbursement income increased due to higher expense levels, such as utilities and taxes, for which tenants reimburse us.

Real estate revenues increased by $227.9 million, or 136%, in 2004 as compared to 2003 primarily due to property acquisitions. The properties acquired in the Merger during the fourth quarter of 2003 provided $164.9 million of additional real estate revenues in 2004. Revenues related to the properties acquired from Rouse during the second quarter of 2003 provided $36.9 million of additional revenues in 2004. Other properties and interests acquired in 2004 and 2003 provided $22.0 million in additional revenues, including additional revenues from Willow Grove Park ($15.6 million), The Gallery at Market East II ($4.9 million) and Orlando Fashion Square ($1.5 million). Real estate revenues from properties that were owned by the Company prior to January 1, 2003 increased by $4.1 million, primarily due to increases of $1.7 million in base rents, $1.0 million in expense reimbursements and $1.4 million in lease termination income. The base rent increase was due to higher occupancy and scheduled rent increases. Lease termination income increased in 2004 due primarily to a $1.5 million lease termination payment received from Dick's Sporting Goods at Northeast Tower Center during 2004. Expense reimbursement income increased due to higher expense levels, such as utilities and taxes, for which tenants reimburse us.

PROPERTY OPERATING EXPENSES | Property operating expenses increased by $17.9 million, or 12%, in 2005 as compared to 2004, primarily due to an increase of $14.4 million from property acquisitions, including increased operating expenses at The Gallery at Market East II ($1.3 million), Orlando Fashion Square ($6.9 million), Cumberland Mall ($4.6 million) and Gadsden Mall ($1.6 million). Property operating expenses for properties that we owned prior to January 1, 2004 increased by $3.5 million, primarily due to a $2.0 million increase in utility expense, a $1.3 million increase in real estate tax expense and a $2.7 million increase in common area maintenance expense, including a $0.8 million increase in snow removal and a $0.8 million increase in common area utilities. These increases were offset by a $2.5 million decrease in other property expense, including a $3.6 million decrease in bad debt expense.

Property operating expenses increased by $85.5 million, or 145%, in 2004 as compared to 2003 primarily due to property acquisitions. Property operating expenses related to the properties acquired in the Merger were $60.1 million greater in 2004 compared to 2003. Property operating expenses related to the properties acquired from Rouse were $16.3 million greater in 2004 compared to 2003. Properties and interests acquired in 2004 caused property operating expenses to increase by $7.9 million, including increased operating expenses at Willow Grove Park ($5.3 million), The Gallery at Market East II ($2.0 million) and Orlando Fashion Square ($0.6 million). Property operating expenses for properties that we acquired prior to January 1, 2003 increased by $1.2 million, primarily due to an increase in bad debt expense of $0.4 million, an increase in payroll expense of $0.3 million, an increase in real estate tax expense of $0.3 million and a $0.2 million increase in repairs and maintenance expense.

GENERAL AND ADMINISTRATIVE EXPENSES | General and administrative expenses decreased by $6.3 million, or 15%, in 2005 as compared to 2004. This decrease was due to a $3.5 million decrease in corporate payroll and related expenses, a $2.0 million decrease in professional expenses, a $0.6 million decrease in the acceleration of amortization of development costs, and a $0.2 million decrease in other expenses. The decrease in corporate payroll and related expenses is primarily due to the phase out of Crown's former Johnstown office, and lower incentive compensation expense.

General and administrative expenses increased by $6.0 million, or 16%, in 2004 as compared to 2003. Corporate payroll and benefits increased by $6.9 million, which included $2.6 million from transitional employees related to our merger and acquisition activities, $2.1 million related to increased incentive compensation and an executive long-term incentive plan, and $6.5 million due to annual salary increases, additional employees and increased benefits expenses. These increases were offset by a decrease of $4.3 million of Merger related bonuses that did not recur in 2004. Other general and administrative expenses decreased by $0.9 million, including a decrease of $2.0 million in costs related to the Merger, offset by increases in convention expenses of $0.5 million and gift certificate program expenses of $0.6 million.

INTEREST EXPENSE | Interest expense increased by $9.6 million, or 13%, in 2005 as compared to 2004. This increase is due to a $6.8 million increase primarily related to the funding of the acquisitions of Orlando Fashion Square, Gadsden Mall and The Gallery at Market East II with funds borrowed under the Credit Facility, higher Credit Facility interest rates, $2.5 million related to the assumption of mortgage debt in connection with the acquisition of Cumberland Mall in 2005, a $0.8 million prepayment penalty related to refinancing the mortgage loan on Magnolia Mall, and $1.6 million due to the 2004 substitution of two properties into the collateral pool that secures a mortgage loan with GE Capital Corporation. In connection with the closing of the sale of the Non-Core Properties, including West Manchester Mall and Martinsburg Mall, these two properties were released from the collateral pool and replaced by Northeast Tower Center in Philadelphia, Pennsylvania and Jacksonville Mall in Jacksonville, North Carolina. The mortgage interest on the sold properties is accounted for in discontinued operations, and thus is not included in interest expense, resulting in lower reported interest expense in 2004 and higher reported interest expense in 2005. These increases in interest expense were offset by a $0.6 million decrease resulting from the sale of the Home Depot parcel at Northeast Tower Center and the repayment of the accompanying mortgage, and a $0.9 million decrease in interest paid on mortgage loans that were outstanding during 2005 and 2004 due to principal amortization.

Interest expense increased by $37.0 million, or 105%, in 2004 as compared to 2003. We assumed new mortgages in connection with the Merger in November 2003, resulting in an increase of $26.2 million for 2004. Also, interest expense increased by $11.1 million because we recognized a full year of interest expense relating to mortgages assumed in our other 2003 acquisitions, and new mortgages at Moorestown Mall and Dartmouth Mall. These mortgage interest increases were offset by a decrease of $1.3 million in interest paid on mortgages that were outstanding during all of 2004 and 2003 due to principal amortization. Bank loan interest increased by $3.1 million in 2004 due to higher interest rates and weighted average borrowings. These increases were offset by a $2.0 million decrease in interest related to hedging activities (we did not have any hedging activity in 2004), a decrease in deferred financing fees of $1.3 million from 2003 and an increase in capitalized interest of $0.1 million.

DEPRECIATION AND AMORTIZATION | Depreciation and amortization expense increased by $13.2 million, or 14%, in 2005 as compared to 2004 primarily due to $9.3 million related to newly acquired properties. Depreciation and amortization expense from properties that we owned prior to January 1, 2004 increased by $3.9 million. The depreciation and amortization expense for 2004 reflected a reallocation of the purchase price of certain properties acquired in 2003, as permitted under applicable accounting principles. We reallocated a portion of the purchase price from land basis to depreciable building basis. This resulted in additional depreciation expense in 2004 of approximately $2.0 million. Excluding this adjustment, depreciation and amortization expense from properties that we owned prior to January 1, 2004 increased by $5.9 million, primarily due to a higher asset base resulting from capital improvements to some of those properties.

Depreciation and amortization expense increased by $59.2 million, or 157%, in 2004 as compared to 2003 primarily due to $58.3 million related to new properties, including $23.1 million relating to amortization of value of in-place leases. Depreciation and amortization expense from properties that we owned prior to January 1, 2003 increased by $0.5 million primarily due to a higher asset base resulting from capital improvements to those properties. Corporate depreciation and amortization expense increased by $0.4 million due to a higher asset base resulting from capital additions and leasehold improvements.

GAINS ON SALES OF INTERESTS IN REAL ESTATE | In 2005, we recorded gains on sales of interests in real estate of $10.1 million. We sold our partnership interests in Laurel Mall and an undeveloped land parcel in connection with the Christiana Power Center Phase II litigation settlement and recorded gains of $5.0 million and $4.5 million, respectively. We also sold the Home Depot parcel at Northeast Tower Center and a land parcel associated with Wiregrass Commons for gains of $0.6 million and $0.1 million, respectively.

In 2004, we recorded gains on sales of interests in real estate of $1.5 million relating to the sale of our partnership interest in Rio Grande Mall. In 2004, we also recorded a $0.6 million adjustment to the gain on the sale of the wholly-owned multifamily properties. There was no gain or loss on the sale of the five Non-Core Properties.

In 2003, total gains on sales of interests in real estate recorded were $16.2 million. We sold our partnership interests in four multifamily properties for a total gain of $15.1 million (gains from sales of wholly-owned multifamily properties sold in 2003 are reflected in discontinued operations, discussed below). We also sold a land parcel at the Crest Plaza Shopping Center in Allentown, Pennsylvania for a gain of $1.1 million.

DISCONTINUED OPERATIONS | The Company has presented as discontinued operations the operating results of (i) Festival at Exton, (ii) the Industrial Properties, (iii) the wholly-owned multifamily portfolio, (iv) the Non-Core Properties, and (v) the P&S Office Building acquired in connection with the Gadsden Mall transaction.

Property operating results, gains (adjustment to gains) on sales of discontinued operations and related minority interest for the properties in discontinued operations for the periods presented were as follows:

	For the Year Ended December 31,		
(in thousands of dollars)	2005	2004	2003
Property operating results of Festival at Exton	$ 1,606	$ 1,440	$ 1,513
Property operating results of the Industrial Properties	232	292	272
Property operating results of wholly-owned multifamily properties	—	—	5,846
Property operating results of Non-Core Properties	1,042	6,774	1,780
Property operating results of P&S Office Building	117	—	—
	2,997	**8,506**	**9,411**
Gains (adjustment to gains) on sales of discontinued operations	6,158	(550)	178,121
Minority interest in Operating Partnership	(1,020)	653	(18,849)
Minority interest in properties	—	(18)	(8)
Income from discontinued operations	**$ 8,135**	**$ 7,285**	**$ 168,675**

Net Operating Income

Net operating income (a non-GAAP measure) is derived from real estate revenues (determined in accordance with GAAP) minus property operating expenses (determined in accordance with GAAP). It does not represent cash generated from operating activities in accordance with GAAP and should not be considered to be an alternative to net income (determined in accordance with GAAP) as an indication of the Company's financial performance or to be an alternative to cash flow from operating activities (determined in accordance with GAAP) as a measure of our liquidity; nor is it indicative of funds available for our cash needs, including our ability to make cash distributions. We believe that net income is the most directly comparable GAAP measurement to net operating income. We believe that net operating income is helpful to management and investors as a measure of operating performance because it is an indicator of the return on property investment, and provides a method of comparing property performance over time. Net operating income excludes management company revenues, interest income, general and administrative expenses, interest expense, depreciation and amortization and gains on sales of interests in real estate.

The following table presents net operating income results for the years ended December 31, 2005 and 2004. The results are presented using the "proportionate-consolidation method" (a non-GAAP measure), which presents our share of the results of our partnership investments. Under GAAP, we account for our partnership investments under the equity method of accounting. Property operating results for retail properties that we owned for the full periods presented ("Same Store") exclude the results of properties that have undergone or were undergoing redevelopment during the applicable periods, as well as properties acquired or disposed of during the periods presented:

	For the Year Ended December 31, 2005			For the Year Ended December 31, 2004		
(in thousands of dollars)	Real Estate Revenues	Property Operating Expenses	Net Operating Income	Real Estate Revenues	Property Operating Expenses	Net Operating Income
Same Store	$ 417,567	$ (156,495)	$ 261,072	$ 421,045	$ (152,687)	$ 268,358
Non Same Store	44,824	(18,484)	26,340	29,472	(14,655)	14,817
Total	**$ 462,391**	**$ (174,979)**	**$ 287,412**	**$ 450,517**	**$ (167,342)**	**$ 283,175**

	% Change 2005 vs. 2004	
	Retail Same Store	Total
Real estate revenues	(1)%	3%
Property operating expenses	2%	5%
Net operating income	**(3)%**	**1%**

Total net operating income increased by $4.2 million in 2005 compared to 2004. Non Same Store net operating income increased by $11.5 million due to properties acquired in 2005 and 2004. Same Store net operating income decreased by $7.3 million in 2005 compared to 2004.

Same Store net operating income for the 10 redevelopment properties decreased by $6.6 million in 2005 compared to 2004, consisting of a $4.8 million decrease in total real estate revenues and a $1.8 million increase in total operating expenses. The real estate revenue decrease was largely due to the effects of the redevelopment initiatives on in-line occupancy (82.8% as of December 31, 2005 compared to 87.3% as of December 31, 2004) and total rent at the affected properties. The increase in total operating expenses included a $1.6 million increase in utility costs due to higher energy costs and higher average temperatures during the summer cooling months in 2005 as compared to 2004.

Same Store net operating income for the properties not under redevelopment decreased by $0.7 million in 2005 compared to 2004, consisting of a $1.3 million increase in total real estate revenue and a $2.0 million increase in total operating expenses. The amount of the increase in real estate revenues was affected by the fact that lease termination income decreased by $1.6 million in 2005 compared to 2004, primarily due to a $1.5 million lease termination payment received from Dick's Sporting Goods at Northeast Tower Center during 2004. Excluding the lease termination income variance, same store net operating income at the properties not under redevelopment increased by $0.9 million in 2005 compared to 2004.

The following information is provided to reconcile net income to net operating income:

(in thousands of dollars)	For the Year Ended December 31, 2005	2004
Net income	$ 57,629	$ 53,788
Adjustments:		
Depreciation and amortization:		
Wholly-owned and consolidated partnerships	110,002	96,809
Unconsolidated partnerships	4,582	5,781
Discontinued operations	433	502
Interest expense		
Wholly-owned and consolidated partnerships	81,907	72,314
Unconsolidated partnerships	8,167	8,318
Discontinued operations	1,241	2,921
Minority interest in Operating Partnership		
Continuing operations	6,205	5,665
Discontinued operations	1,020	653
Minority interest in properties		
Continuing operations	179	611
Discontinued operations	—	18
Gains on sales of interests in real estate	(10,111)	(1,484)
(Gain)/adjustment to gain on sale of discontinued operations	(6,158)	550
Other expenses	37,320	43,033
Management company revenue	(3,956)	(5,278)
Interest and other income	(1,048)	(1,026)
Net operating income	**$ 287,412**	**$ 283,175**

Funds from Operations

The National Association of Real Estate Investment Trusts ("NAREIT") defines Funds From Operations ("FFO"), which is a non-GAAP measure, as income before gains (losses) on sales of operating properties and extraordinary items (computed in accordance with GAAP); plus real estate depreciation; plus or minus adjustments for unconsolidated partnerships to reflect funds from operations on the same basis.

FFO is a commonly used measure of operating performance and profitability in the real estate industry, and we use FFO as a supplemental non-GAAP measure to compare our Company's performance to that of our industry peers. In addition, we use FFO as a performance measure for determining bonus amounts earned under certain of our performance-based executive compensation programs. We compute FFO in accordance with standards established by NAREIT, which may not be comparable to FFO reported by other REITs that do not define the term in accordance with the current NAREIT definition, or that interpret the current NAREIT definition differently than we do.

FFO does not include gains (losses) on sales of operating real estate assets, which are included in the determination of net income in accordance with GAAP. Accordingly, FFO is not a comprehensive measure of our operating cash flows. In addition, since FFO does not include depreciation on real estate assets, FFO may not be a useful performance measure when comparing our operating performance to that of other non-real estate commercial enterprises. We compensate for these limitations by using FFO in conjunction with other GAAP financial performance measures, such as net income and net cash provided by operating activities, and other non-GAAP financial performance meas ures, such as net operating income. FFO does not represent cash generated from operating activities in accordance with GAAP and should not be considered to be an alternative to net income (determined in accordance with GAAP) as an indication of our financial performance or to be an alternative to cash flow from operating activities (determined in accordance with GAAP) as a measure of our liquidity, nor is it indicative of funds available for our cash needs, including our ability to make cash distributions.

We believe that net income is the most directly comparable GAAP measurement to FFO. We believe that FFO is helpful to management and investors as a measure of operating performance because it excludes various items included in net income that do not relate to or are not indicative of operating performance, such as various non-recurring events that are considered extraordinary under GAAP, gains on sales of operating real estate and depreciation and amortization of real estate.

FFO was $152.4 million for the year ended December 31, 2005, an increase of $5.2 million, or 4%, compared to $147.2 million for the comparable period in 2004. FFO increased primarily due to an increase in NOI, a decrease in general and administrative expenses and an increase in gains on sales of non-operating real estate, partially offset by an increase in interest expense. FFO per basic share increased $0.05 per share to $3.75 per basic share for the year ended December 31, 2005, compared to $3.70 per basic share for the year ended December 31, 2004. FFO per diluted share was $3.70 for the year ended December 31, 2005, compared to $3.65 per diluted share for the comparable period in 2004, an increase of $0.05 per share.

The shares used to calculate both FFO per basic share and FFO per diluted share include common shares and OP Units not held by us. FFO per diluted share also includes the effect of common share equivalents.

The following information is provided to reconcile net income to FFO, and to show the items included in our FFO for the periods indicated:

(in thousands of dollars, except per share amounts)	For the Year Ended December 31, 2005	Per share (including OP Units)	For the Year Ended December 31, 2004	Per share (including OP Units)
Net income	$ 57,629	$ 1.42	$ 53,788	$ 1.35
Minority interest in Operating Partnership (continuing operations)	6,205	0.15	5,665	0.14
Minority interest in Operating Partnership (discontinued operations)	1,020	0.03	653	0.02
Dividends on preferred shares	(13,613)	(0.33)	(13,613)	(0.34)
Gains on sales of interests in real estate	(5,586)	(0.14)	(1,484)	(0.04)
(Gains) adjustment to gain on discontinued operations	(6,158)	(0.15)	550	0.01
Depreciation and amortization:				
Wholly-owned and consolidated partnerships (1)	107,875	2.65	95,360	2.40
Unconsolidated partnerships	4,582	0.11	5,781	0.15
Discontinued operations	433	0.01	502	0.01
Funds from operations (2)	152,387	3.75	147,202	3.70
Minority interest in properties	450		474	
Effect of common share equivalents		(0.05)		(0.05)
Funds from operations for diluted calculation	**$ 152,837**	**$ 3.70**	**$ 147,676**	**$ 3.65**
Weighted average number of shares outstanding	36,090		35,609	
Weighted average effect of full conversion of OP Units	4,580		4,183	
Total weighted average shares outstanding, including OP Units – basic	40,670		39,792	
Effect of common share equivalents	673		659	
Total weighted average shares outstanding, including OP Units – diluted	**41,343**		**40,451**	

(1) *Excludes depreciation of non-real estate assets and amortization of deferred financing costs.*
(2) *Includes the non-cash effect of straight-line rents of $4.4 million and $5.2 million for the years ended December 31, 2005 and 2004, respectively.*

Liquidity and Capital Resources

CREDIT FACILITY | In January 2005 and March 2006, we amended our Credit Facility. Under the amended terms, the $500.0 million Credit Facility can be increased to $650.0 million under prescribed conditions, and the Credit Facility bears interest at a rate between 0.95% and 1.40% per annum over LIBOR based on our leverage. In determining our leverage under the amended terms, the capitalization rate used to calculate Gross Asset Value is 7.50%. The availability of funds under the Credit Facility is subject to our compliance with financial and other covenants and agreements, some of which are described below. The amended Credit Facility has a term that expires in January 2009, with an additional 14 month extension provided that there is no event of default at that time. As of December 31, 2005 and 2004, $342.5 million and $271.0 million, respectively, were outstanding under the Credit Facility. In addition, we pledged $10.5 million under the Credit Facility as collateral for six letters of credit. The unused portion of the Credit Facility that was available to us was $147.0 million as of December 31, 2005. The weighted average effective interest rate based on amounts borrowed was 4.83%, 4.24% and 5.48% for the years ended December 31, 2005, 2004, and 2003, respectively. The weighted average interest rate on Credit Facility borrowings at December 31, 2005 was 5.43%.

We must repay the entire principal amount outstanding under the Credit Facility at the end of its term. We may prepay any revolving loan at any time without premium or penalty. Accrued and unpaid interest on the outstanding principal amount under the Credit Facility is payable monthly, and any unpaid amount is payable at the end of the term. The Credit Facility has a facility fee of 0.15% to 0.20% per annum of the total commitments, depending on leverage and without regard to usage. The Credit Facility contains some lender yield protection provisions related to LIBOR loans. The Company and certain of its subsidiaries are guarantors of the obligations arising under the Credit Facility.

As amended, the Credit Facility contains affirmative and negative covenants customarily found in facilities of this type, as well as requirements that we maintain, on a consolidated basis (all capitalized terms used in this paragraph have the meanings ascribed to such terms in the Credit Agreement): (1) a minimum Tangible Net Worth of not less than 80% of the Tangible Net Worth of the Company as of December 31, 2003 plus 75% of the Net Proceeds of all Equity Issuances effected at any time after December 31, 2003 by the Company or any of its Subsidiaries minus the carrying value attributable to any Preferred Stock of the Company or any Subsidiary redeemed after December 31, 2003; (2) a maximum ratio of Total Liabilities to Gross Asset Value of 0.65:1; (3) a minimum ratio of EBITDA to Interest Expense of 1.80:1; (4) a minimum ratio of Adjusted EBITDA to Fixed Charges of 1.50:1; (5) maximum Investments in unimproved real estate not in excess of 5.0% of Gross Asset Value; (6) maximum Investments in Persons other than Subsidiaries and Unconsolidated Affiliates not in excess of 10.0% of Gross Asset Value; (7) maximum Investments in Indebtedness secured by Mortgages in favor of the Company or any other Subsidiary not in excess of 5.0% of Gross Asset Value; (8) maximum Investments in Subsidiaries that are not Wholly-owned Subsidiaries and Investments in Unconsolidated Affiliates not in excess of 20.0% of Gross Asset Value; (9) maximum Investments subject to the limitations in the preceding clauses (5) through (7) not in excess of 15.0% of Gross Asset Value; (10) a maximum Gross Asset Value attributable to any one Property not in excess of 15.0% of Gross Asset Value; (11) a maximum Total Budgeted Cost Until Stabilization for all properties under development not in excess of 10.0% of Gross Asset Value; (12) an aggregate amount of projected rentable square footage of all development properties subject to binding leases of not less than 50% of the aggregate amount of projected rentable square footage of all such development properties; (13) a maximum Floating Rate Indebtedness in an aggregate outstanding principal amount not in excess of one-third of all Indebtedness of the Company, its Subsidiaries and its Unconsolidated Affiliates; (14) a maximum ratio of Secured Indebtedness of the Company, its Subsidiaries and its Unconsolidated Affiliates to Gross Asset Value of 0.60:1; (15) a maximum ratio of recourse Secured Indebtedness of the Borrower or Guarantors to Gross Asset Value of 0.25:1; and (16) a minimum ratio of EBITDA to Indebtedness of 0.1150:1. As of December 31, 2005, the Company was in compliance with all of these debt covenants.

Upon the expiration of any applicable cure period following an event of default, the lenders may declare all obligations of the Company in connection with the Credit Facility immediately due and payable, and the commitments of the lenders to make further loans under the Credit Facility will terminate. Upon the occurrence of a voluntary or involuntary bankruptcy proceeding of the Company, PREIT Associates or any material subsidiary, all outstanding amounts will automatically become immediately due and payable and the commitments of the lenders to make further loans will automatically terminate.

FINANCING ACTIVITY | In February 2006, we entered into a $90.0 million mortgage loan on Valley Mall in Hagerstown, Maryland. The mortgage note has an interest rate of 5.49% and a maturity date of February 2016. We used the proceeds from this financing to repay a portion of the outstanding balance under our Credit Facility and for general corporate purposes. After this repayment, there was a total of $280.0 million outstanding under the Company's Credit Facility.

In December 2005, in order to finance the acquisition of Woodland Mall, we issued a 90-day $85.4 million seller note with an interest rate of 7.0% per annum, and which is secured by an approximately $86.9 million letter of credit, and a 90-day $9.0 million seller note with an interest rate of 5.4% per annum, and which is secured by an approximately $9.1 million letter of credit. We expect to obtain long term financing on the property before the maturity of the seller notes.

In December 2005, we refinanced the mortgage loan on Willow Grove Park in Willow Grove, Pennsylvania with a $160.0 million first mortgage loan. The new loan has an interest rate of 5.65% per annum and will mature in December 2015. Under the mortgage terms, we have the ability to convert the loan to a senior unsecured loan during the first nine years of the mortgage loan term under prescribed conditions, including the achievement of a specified credit rating. We used $107.5 million from the proceeds to repay the balance on the previous mortgage, which had a maturity date of March 2006 and an interest rate of 8.39%, and accelerated the unamortized debt premium of $0.5 million. We used the remaining proceeds to repay a portion of the outstanding balance under our Credit Facility and for general corporate purposes.

In November 2005, we and our partner, an affiliate of Kravco Simon Investments, L.P. and Simon Property Group, Inc., obtained a $76.5 million mortgage loan to partially fund acquisition costs relating to Springfield Mall in Springfield, Pennsylvania. The mortgage loan has a two-year term and includes three one-year extension options. The loan has an interest rate of 1.10% over LIBOR, with a provision allowing for an increase to 1.275% over LIBOR in certain circumstances. The effective interest rate on this mortgage at December 31, 2005 was 5.49%.

In September 2005, we entered into a $200.0 million first mortgage loan. The loan, secured by Cherry Hill Mall in Cherry Hill, New Jersey, has an interest rate of 5.42% and will mature in October 2012. Under the mortgage terms, we have the ability to convert this mortgage loan to a senior unsecured corporate obligation during the first six years of the mortgage loan term, subject to certain prescribed conditions, including the achievement of a specified credit rating. We used $70.2 million of the proceeds to repay the previous first mortgage on the property, which we assumed in connection with the purchase of Cherry Hill Mall in 2003. The previous mortgage loan had a balance of $70.2 million at closing and an interest rate of 10.6%. We used the remaining net proceeds of $130.0 million to repay a portion of the outstanding balance under our Credit Facility. In February 2005, we repaid a $58.8 million second mortgage loan on Cherry Hill Mall using $55.0 million from the Credit Facility and the remainder from working capital.

In July 2005, we refinanced the mortgage loan on Magnolia Mall in Florence, South Carolina. The new mortgage loan had an initial balance of $66.0 million, a 10-year term and an interest rate of 5.33% per annum. Of the approximately $67.4 million of proceeds (including refunded deposits of approximately $1.4 million), $19.3 million was used to repay the previous mortgage loan, $0.8 million was used to pay a prepayment penalty on the previous mortgage loan, and approximately $47.0 million was used to repay borrowings under our Credit Facility.

The following table sets forth a summary of significant mortgage, corporate note and Credit Facility activity for the year ended December 31, 2005:

(in thousands of dollars)	Mortgage Notes Payable	Corporate Notes Payable	Credit Facility	Total
Balance at January 1, 2005	$1,145,079	$ —	$ 271,000	$1,416,079
Acquisitions				
Cumberland Mall	47,700	—	—	47,700
Gadsden Mall	—	—	58,800	58,800
Springfield Mall	—	—	5,000	5,000
Woodland Mall	—	94,400	80,500	174,900
Dispositions				
Northeast Tower Center Home Depot parcel	(12,500)	—	—	(12,500)
Mortgage Activities				
Cherry Hill Mall second mortgage repayment	(58,791)	—	55,000	(3,791)
Magnolia Mall new mortgage	66,000	—	—	66,000
Magnolia Mall mortgage repayment	(19,302)	—	(47,000)	(66,302)
Cherry Hill Mall new mortgage	200,000	—	—	200,000
Cherry Hill Mall mortgage repayment	(70,238)	—	(130,000)	(200,238)
Willow Grove Park new mortgage	160,000	—	—	160,000
Willow Grove Park mortgage repayment	(107,500)	—	(50,000)	(157,500)
Principal amortization	(18,382)	—	—	(18,382)
Capital expenditures and other uses	—	—	99,200	99,200
Balance at December 31, 2005	**$1,332,066**	**$ 94,400**	**$ 342,500**	**$1,768,966**

DERIVATIVES | In May 2005, we entered into three forward starting interest rate swap agreements that have a blended 10-year swap rate of 4.6858% on an aggregate notional amount of $120.0 million settling no later than October 31, 2007. We also entered into seven forward starting interest rate swap agreements in May 2005 that have a blended 10-year swap rate of 4.8047% on an aggregate notional amount of $250.0 million settling no later than December 10, 2008. A forward starting swap is an agreement that effectively hedges future base rates on debt for an established period of time. We entered into these swap agreements in order to hedge the expected interest payments associated with a portion of our anticipated future issuances of long-term debt. We assessed the effectiveness of these swaps as hedges at inception and on December 31, 2005, and consider these swaps to be highly effective cash flow hedges under SFAS No. 133 (See Note 1 to our consolidated financial statements).

As of December 31, 2005, the estimated unrealized gain attributed to the cash flow hedges was $5.9 million. This amount is included in deferred costs and other assets and in accumulated other comprehensive income (loss) in the accompanying consolidated balance sheet.

During the year ended December 31, 2004, no derivatives were designated as fair value hedges.

During the year ended December 31, 2003, derivatives were used to hedge the variable cash flows associated with our former credit facility that expired in the fourth quarter of 2003. In August 2003, we terminated our two derivative financial instruments contracts with an aggregate notional value of $75.0 million, and an original maturity date of December 15, 2003. An expense of $1.2 million was recorded in connection with the termination of these contracts and is reflected in other general and administrative expenses on the consolidated statements of income.

CAPITAL RESOURCES | We expect to meet our short-term liquidity requirements, including recurring capital expenditures, tenant improvements and leasing commissions, but excluding redevelopment projects, generally through our available working capital and net cash provided by operations. We believe that our net cash provided by operations will be sufficient to allow us to make any distributions necessary to enable us to continue to qualify as a REIT under the Internal Revenue Code of 1986, as amended. The aggregate distributions made to common shareholders and OP Unitholders in 2005 were $82.3 million and $10.1 million, respectively. In addition, we believe that net cash provided by operations will be sufficient to permit us to pay the $13.6 million of annual dividends payable on the preferred shares issued in connection with the Merger. The following are some of the factors that could affect our cash flows and require the funding of future distributions, capital expenditures, tenant improvements or leasing commissions with sources other than operating cash flows:

- unexpected changes in operations that could result from the integration of acquired properties;
- increase in tenant bankruptcies reducing revenue and operating cash flows;
- increase in interest expenses as a result of borrowing incurred in order to finance long-term capital requirements such as property and portfolio acquisitions;
- increase in interest rates affecting our net cost of borrowing;
- increase in insurance premiums or our portion of claims;
- eroding market conditions in one or more of our primary geographic regions adversely affecting property operating cash flows; and
- disputes with tenants over common area maintenance and other charges.

We expect to meet certain long-term capital requirements, such as development and redevelopment projects, property and portfolio acquisitions, expenses associated with acquisitions, scheduled debt maturities, renovations, expansions and other non-recurring capital improvements, through long-term secured and unsecured indebtedness and the issuance of additional equity securities. We expect these capital expenditures to total approximately $216.0 million in 2006. Ir general, when the credit markets are tight, we might encounter resist- ance from lenders when we seek financing or refinancing for propertie or proposed acquisitions. In addition, the following are some of th potential impediments to accessing additional funds under the Credi Facility:

- constraining leverage covenants under the Credit Facility;
- increased interest rates affecting coverage ratios; and
- reduction in our consolidated earnings before interest, taxes, depre- ciation and amortization (EBITDA) affecting coverage ratios.

In December 2003, we announced that the SEC had declared effectiv a $500.0 million universal shelf registration statement. We may use th shelf registration to offer and sell shares of beneficial interest, preferre shares and various types of debt securities, among other types o securities, to the public. However, we may be unable to issue securi- ties under the shelf registration statement, or otherwise, on terms tha are favorable to us, if at all.

MORTGAGE NOTES | Mortgage notes payable, which are secured by 2 of our consolidated properties, including one property classified a held-for-sale, are due in installments over various terms extending t the year 2017, with fixed interest at rates ranging from 4.95% to 8.70% and a weighted average interest rate of 6.51% at December 31, 2005 Mortgage notes payable for properties classified as discontinued oper- ations are accounted for in "Liabilities of assets held-for-sale" on th consolidated balance sheets. Mortgage notes payable for propertie owned by unconsolidated partnerships are accounted for i "Investments in partnerships, at equity" on the consolidated balanc sheets. The following table outlines the timing of principal payment related to our mortgage notes as of December 31, 2005.

	Payments by Period					
(in thousands of dollars)	Total	Debt Premium	Up to 1 Year	1-3 Years	3-5 Years	More than 5 Years
Principal payments	$ 172,128	$ 40,066	$ 22,146	$ 44,839	$ 24,504	$ 40,573
Balloon payments	1,200,004	—	—	545,551	49,955	604,498
Total	**$ 1,372,132**	**$ 40,066**	**$ 22,146**	**$ 590,390**	**$ 74,459**	**$ 645,071**

Schuylkill Mall in Frackville, Pennsylvania is classified as held-for-sale. In December 2004, we completed a modification of the mortgage on Schuylkill Mall. The modification limits the monthly payments to interest plus any excess cash flow from the property after deducting management fees, leasing commissions and lender-approved capital expenditures. Monthly excess cash flow will accumulate throughout the year in escrow, and an annual principal payment will be made on the last day of each year from this account. All other terms of the loan, including the interest rate of 7.25%, remained unchanged. Due to the modification, the timing of future principal payment amounts cannot be determined and, consequently, are not included in the table above. Th mortgage expires in December 2008 and had a balance of $17. million at December 31, 2005.

In connection with the Merger, we assumed from Crown approximatel $443.8 million of a first mortgage loan secured by a portfolio of 1 properties. The mortgage loan had a balance of $426.9 million as c December 31, 2005. The anticipated repayment date is Septembe 2008, at which time the loan can be prepaid without penalty. Thi amount is included in the "1-3 Years" column.

CONTRACTUAL OBLIGATIONS | The following table presents our aggregate contractual obligations as of December 31, 2005 for the periods presented:

(in thousands of dollars)	Total	Up to 1 Year	1-3 Years	3-5 Years	More than 5 Years
Mortgages[1]	$ 1,332,066	$ 22,146	$ 590,390	$ 74,459	$ 645,071
Interest on mortgages	419,004	86,571	155,067	77,445	99,921
Corporate notes	94,400	94,400	—	—	—
Credit Facility [2]	342,500	—	342,500	—	—
Capital leases [3]	936	301	454	181	—
Operating leases	16,876	3,045	4,634	3,521	5,676
Ground leases	27,986	1,032	2,064	2,064	22,826
Development and redevelopment commitments [4]	25,382	25,382	—	—	—
Other long-term liabilities [5]	933	933	—	—	—
Total	**$ 2,260,083**	**$ 233,810**	**$1,095,109**	**$ 157,670**	**$ 773,494**

(1) *Includes amounts reflected in the "Mortgage Notes" table above other than debt premium. Excludes the indebtedness of our unconsolidated partnerships. Excludes debt premium reflected in the "Mortgage Notes" table above. Excludes the indebtedness on the property classified as held-for-sale.*
(2) *At December 31, 2005, the Credit Facility had a term that expired in November 2007, with an option for us to extend the term for an additional 14 months provided that there is no event of default at that time. As amended effective March 1, 2006, the Credit Facility has a term that expires in January 2009, with an option for us to extend the term for an additional 14 months, provided that there is no event of default at that time.*
(3) *Includes interest.*
(4) *The timing of the payments of these amounts is uncertain. Management estimates that such payments will be made in the upcoming year, but situations could arise at these development and redevelopment projects that could delay the settlement of these obligations.*
(5) *Represents long-term incentive compensation.*

COMMITMENTS RELATED TO DEVELOPMENT AND REDEVELOPMENT | We intend to invest approximately $273.0 million to $307.0 million over the next three years in connection with our development and redevelopment projects announced to date, excluding the Gainesville, Florida and Pavilion at Market East projects. See "Development and Redevelopment." We also intend to invest significant additional amounts in additional development and redevelopment projects over that period.

SHARE REPURCHASE PROGRAM | In October 2005, our Board of Trustees authorized a program to repurchase up to $100.0 million of our common shares through solicited or unsolicited transactions in the open market or privately negotiated or other transactions. We may fund repurchases under the program from multiple sources, including up to $50.0 million from our Credit Facility. We are not required to repurchase any shares under the program. The dollar amount of shares that may be repurchased or the timing of such transactions is dependent on the prevailing price of our common shares and market conditions, among other factors. The program will be in effect until the end of 2007, subject to the authority of our Board of Trustees to terminate the program earlier.

Repurchased shares are treated as authorized but unissued shares. In accordance with Accounting Principles Board Opinion No. 6, "Status of Accounting Research Bulletins," we account for the purchase price of the shares repurchased as a reduction to shareholders' equity. Through December 31, 2005, we had repurchased 218,700 shares at an average price of $38.18 per share for an aggregate purchase price of $8.4 million since the inception of the program; the remaining authorized amount for share repurchases under this program was $91.6 million.

Cash Flows

Net cash provided by operating activities totaled $129.1 million for the year ended December 31, 2005, $132.4 million for the year ended December 31, 2004, and $63.5 million for the year ended December 31, 2003. Cash provided by operating activities in 2005 as compared to 2004 was unfavorably impacted by increased incentive compensation payments (including a $5.0 million payment related to an executive long term incentive compensation plan that was accrued in 2004 and paid in the first quarter of 2005).

Cash flows used in investing activities were $326.7 million for the year ended December 31, 2005, compared to $103.9 million for the year ended December 31, 2004, and $310.4 million used in 2003. Investment activities in 2005 reflect investment in real estate of $223.0 million, primarily due to the acquisitions of Woodland Mall, Gadsden Mall, and Cumberland Mall. Investment activities also reflect investment in real estate improvements of $61.3 million, investment in construction in progress of $64.7 million, both of which primarily relate to our development and redevelopment activities. Investment activities in 2005 also includes investments in partnership interests of $15.2 million, increase in cash escrows of $2.0 million, capitalized leasing costs of $3.6 million, and investment in corporate leasehold improvements of $3.2 million. In 2005, the Company's sources of cash from investing activities included $36.1 million from the sale of real estate and $8.5 million from the sale of partnership interests.

Cash flows provided by financing activities were $179.0 million for the year ended December 31, 2005, compared to $31.1 million used in financing activities for the year ended December 31, 2004, and $276.3 million provided in 2003. Cash flows provided by financing activities in 2005 were impacted by $170.2 million of net proceeds from the refinancing of mortgage loans on Cherry Hill Mall, Willow Grove Park and Magnolia Mall, $94.4 million of proceeds from two 90-day promissory notes related to the acquisition of Woodland Mall, aggregate net Credit Facility borrowings of $71.5 million, and proceeds of net shares issued (disregarding shares repurchased under our share repurchase program) of $3.1 million. These were offset by uses of cash related to dividends and distributions of $106.0 million, principal installments on mortgage notes payable of $18.8 million, the repayment of the $12.5 million mortgage loan on the Home Depot parcel at Northeast Tower Center, the redemption of OP Units of $12.4 million, the repurchase of $11.8 million shares of beneficial interest (including 218,700 shares valued at $8.4 million repurchased under our share repurchase program), and the payment of $2.2 million of deferred financing costs.

Commitments

At December 31, 2005, we had approximately $25.4 million committed (as defined under applicable accounting principles) to complete current development and redevelopment projects. Total expected costs for the particular projects with such commitments are $89.5 million. We expect to finance these amounts through borrowings under the Credit Facility or through short-term construction loans.

In connection with the Merger, Crown's former operating partnership retained an 11% interest in the capital and 1% interest in the profits of two partnerships that own 11 shopping malls. We consolidate our 89% ownership in these partnerships for financial reporting purposes. The retained interests entitle Crown's former operating partnership to a quarterly distribution of $184,300 and are subject to a put-call arrangement between Crown's former operating partnership and the Company. Pursuant to this arrangement, we have the right to require Crown's former operating partnership to contribute the retained interest to the Company following the 36th month after the closing of the Merger (the closing took place in November 2003) and Crown's former operating partnership has the right to contribute the retained interests to the Company following the 40th month after the closing of the Merger, in each case in exchange for 341,297 additional OP Units. Mark E. Pasquerilla and his affiliates control Crown's former operating partnership.

Contingent Liabilities

In June and July, respectively, of 2003, a former administrative employee and a former building engineer of PRI pled guilty to criminal charges related to the misappropriation of funds at a property owned by Independence Blue Cross ("IBC") for which PRI provided certain management services. PRI provided these services from January 1994 to December 2001. The former employees worked under the supervision of the Director of Real Estate for IBC, who earlier pled guilty to criminal charges. Together with other individuals, the former PRI employees and IBC's Director of Real Estate misappropriated funds from IBC through a series of schemes. IBC had estimated its losses at approximately $14 million, and had alleged that PRI was responsible for such losses under the terms of a management agreement. No lawsuit was filed against PRI. We understand that IBC recovered $5 million under fidelity policies issued by IBC's insurance carriers. In addition, we understand that several defendants in the criminal proceedings have forfeited assets having an estimated value of approximately $5 million, which have been or will be liquidated by the United States Justice Department and applied toward restitution. The restitution and insurance recoveries resulted in a significant mitigation of IBC's losses and potential claims against PRI, although PRI may have been subject to subrogation claims from IBC's insurance carriers for all or a portion of the amounts paid by them to IBC. PRI had insurance to cover some or all payments to IBC, and took action to preserve its rights with respect to such insurance. In September 2005, the parties settled this matter. After applying insurance recoveries from our own insurance carriers towards the settlement, we recorded an expense of $0.3 million.

We are aware of certain environmental matters at some of our properties, including ground water contamination and the presence of asbestos containing materials. We have, in the past, performed remediation of such environmental matters, and we are not aware of any significant remaining potential liability relating to these environmental matters. We may be required in the future to perform testing relating to these matters. Although we do not expect these matters to have any significant impact on our liquidity or results of operations, we can make no assurances that the amounts that have been reserved for these matters of $0.2 million will be adequate to cover future environmental costs. We have insurance coverage for certain environmental claims up to $5.0 million per occurrence and up to $5.0 million in the aggregate

Litigation

In April 2002, a partnership in which we hold a 50% interest filed a complaint in the Court of Chancery of the State of Delaware against th Delaware Department of Transportation and its Secretary allegin failure of the Department and the Secretary to take actions agree upon in a 1992 Settlement Agreement necessary for development c the Christiana Power Center Phase II project. In October 2003, th Court decided that the Department did breach the terms of the 199 Settlement Agreement and remitted the matter to the Superior Court c the State of Delaware for a determination of damages. The Delawar Department of Transportation appealed the Chancery Court's decisic to the Delaware Supreme Court, which, in April 2004, affirmed th Chancery Court's decision.

In May 2005, the partnership entered into a settlement agreement wi the Delaware Department of Transportation and its Secretary providir for the sale of the approximately 111 acres on which the partnership Christiana Phase II project would have been built for $17.0 million. July 2005, the property was sold to the Delaware Department Transportation, and $17.0 million was received by the partnership. Tl settlement agreement also contains mutual releases of the parties frc claims that were or could have been asserted in the existing lawsu Our share of the proceeds was $9.5 million, representing a reimburs ment for the approximately $5.0 million of costs and expenses incurr previously in connection with the Christiana Phase II project and a ga on the sale of non-operating real estate of $4.5 million.

Competition and Tenant Credit Risk

Competition in the retail real estate industry is intense. We compe with other public and private retail real estate companies, includi companies that own or manage malls, power centers, lifestyle cente strip centers, factory outlet centers, or theme/festival centers and co munity centers, as well as other commercial real estate developers a real estate owners. We compete with these companies to attract cu tomers to our properties, as well as to attract anchor and in-line st tenants. Our malls and our power and strip centers face competit from similar retail centers, including more recently developed or re vated centers that are near our retail properties. We also fa competition from a variety of different retail formats, including discount or value retailers, home shopping networks, mail order operators, catalogs, telemarketers and internet retailers. This competition could have a material adverse effect on our ability to lease space and on the level of rent that we receive.

A significant amount of capital has and might continue to provide funding for the development of properties that might compete with our properties. The development of competing retail properties and the related increase in competition for tenants might require us to make capital improvements to properties that we would have deferred or would not have otherwise planned to make. Such redevelopments, undertaken individually or collectively, involve costs and expenses that could adversely affect our results of operations. An increase in the number of competing properties might also affect the occupancy and net operating income of our properties. We are vulnerable to credit risk if retailers that lease space from us experience economic declines or are unable to continue operating in our retail properties due to bankruptcies or other factors.

Seasonality

There is seasonality in the retail real estate industry. Retail property leases often provide for the payment of a portion of rents based on a percentage of sales over certain levels. Income from such rents is recorded only after the minimum sales levels have been met. The sales levels are often met in the fourth quarter, during the December holiday season. Also, many new and temporary leases are entered into later in the year in anticipation of the holiday season and many tenants vacate their space early in the year. As a result, our occupancy and cash flows are generally higher in the fourth quarter and lower in the first quarter, excluding the effect of ongoing redevelopment projects. Our concentration in the retail sector increases our exposure to seasonality and is expected to continue to result in a greater percentage of our cash flows being received in the fourth quarter.

Inflation

Inflation can have many effects on financial performance. Retail property leases often provide for the payment of rents based on a percentage of sales, which may increase with inflation. Leases may also provide for tenants to bear all or a portion of operating expenses, which may reduce the impact of such increases on us. However, during times when inflation is greater than increases in rent as provided for in a lease, rent increases may not keep up with inflation.

Forward Looking Statements

This Annual Report for the year ended December 31, 2005, together with other statements and information publicly disseminated by us, contain certain "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements relate to expectations, beliefs, projections, future plans, strategies, anticipated events, trends and other matters that are not historical facts. These forward-looking statements reflect our current views about future events and are subject to risks, uncertainties and changes in circumstances that might cause future events, achievements or results to differ materially from those expressed or implied by the forward-looking statements. In particular, our business might be affected by uncertainties affecting real estate businesses generally as well as the following, among other factors:

- general economic, financial and political conditions, including changes in interest rates or the possibility of war or terrorist attacks;
- changes in local market conditions or other competitive factors;
- risks relating to development and redevelopment activities, including construction;
- our ability to maintain and increase property occupancy and rental rates;
- our ability to acquire additional properties and our ability to integrate acquired properties into our existing portfolio;
- our dependence on our tenants' business operations and their financial stability;
- possible environmental liabilities;
- existence of complex regulations, including those relating to our status as a REIT, and the adverse consequences if we were to fail to qualify as a REIT;
- increases in operating costs that cannot be passed on to tenants;
- our ability to obtain insurance at a reasonable cost;
- our ability to raise capital through public and private offerings of debt or equity securities and other financing risks, including the availability of adequate funds at a reasonable cost; and
- our short- and long-term liquidity position.

Except as the context otherwise requires, references in this Annual Report to "we," "our," "us," the "Company" and "PREIT" refer to Pennsylvania Real Estate Investment Trust and its subsidiaries, including our operating partnership, PREIT Associates, L.P. References in this Annual Report to "PREIT Associates" refer to PREIT Associates, L.P. References in this Annual Report to "PRI" refer to PREIT-RUBIN, Inc.

Quantitative and Qualitative Disclosures About Market Risk

The analysis below presents the sensitivity of the market value of our financial instruments to selected changes in market interest rates. As of December 31, 2005, our consolidated debt portfolio, including the mortgage note on one held-for-sale property, consisted of $342.5 million borrowed under our Credit Facility, $94.4 million in corporate notes, and $1,389.20 million in fixed-rate mortgage notes, including $40.1 million of mortgage debt premium.

Mortgage notes payable, which are secured by 29 of our consolidated properties, including one property classified as held-for-sale, are due in installments over various terms extending to the year 2017, with fixed interest at rates ranging from 4.95% to 8.70% and a weighted average interest rate of 6.51% at December 31, 2005. Mortgage notes payable for properties classified as discontinued operations are accounted for in "Liabilities of assets held-for-sale" on the consolidated balance sheets. Mortgage notes payable for properties owned by unconsolidated partnerships that are accounted for in "Investments in partnerships, at equity" on the consolidated balance sheet.

Our interest rate risk is monitored using a variety of techniques. The table below presents the principal amounts of the expected annual maturities and the weighted average interest rates for the principal payments in the specified periods:

(in thousands of dollars) Year Ended December 31,	Fixed-Rate Debt Principal Payments	Fixed-Rate Debt Weighted Average Interest Rate	Variable-Rate Debt Principal Payments	Variable-Rate Debt Weighted Average Interest Rate
2006	$ 22,146	6.59%	—	—
2007	$ 63,366	7.55%	$ 342,500(1)	5.43%(2)
2008	$ 527,024	7.27%	—	—
2009	$ 62,110	6.03%	—	—
2010	$ 12,349	5.67%	—	—
2011 and thereafter	$ 645,071	5.59%	—	—

(1) *As of December 31, 2005, the Credit Facility had a term that expired in November 2007, with an additional 14 month extension period, provided that there is no event of default at that time. As amended effective March 1, 2006, the Credit Facility has a term that expires in January 2009, with an additional 14 month extension period, provided that there is no event of default at that time.*

(2) *Based on the weighted average interest rate in effect as of December 31, 2005.*

The preceding table excludes scheduled maturities for properties that are classified as held-for-sale. There is one held-for-sale property, Schuylkill Mall, which has a mortgage with an outstanding balance of $17.1 million and an interest rate of 7.25% at December 31, 2005, which matures in 2008.

Changes in market interest rates have different impacts on the fixed and variable portions of our debt portfolio. A change in market interest rates on the fixed portion of the debt portfolio impacts the fair value, but it has no impact on interest incurred or cash flows. A change in market interest rates on the variable portion of the debt portfolio impacts the interest incurred and cash flows, but does not impact the fair value. The sensitivity analysis related to the fixed debt portfolio, which includes the effects of the forward starting interest rate swap agreements described above, assumes an immediate 100 basis point change in interest rates from their actual December 31, 2005 levels, with all other variables held constant. A 100 basis point increase in market interest rates would result in a decrease in the net financial instrument position of $32.3 million at December 31, 2005. A 100 basis point decrease in market interest rates would result in an increase in the net financial instrument position of $32.1 million at December 31, 2005. Based on the variable-rate debt included in our debt portfolio as of December 31, 2005, a 100 basis point increase in interest rates would result in an additional $3.4 million in interest annually. A 100 basis point decrease would reduce interest incurred by $3.4 million annually.

To manage interest rate risk and limit overall interest cost, we may employ interest rate swaps, options, forwards, caps and floors or a combination thereof, depending on the underlying exposure. Interest rate differentials that arise under swap contracts are recognized in interest expense over the life of the contracts. If interest rates rise, the resulting cost of funds is expected to be lower than that which would have been available if debt with matching characteristics was issued directly. Conversely, if interest rates fall, the resulting costs would be expected to be higher. We may also employ forwards or purchased options to hedge qualifying anticipated transactions. Gains and losses are deferred and recognized in net income in the same period that the underlying transaction occurs, expires or is otherwise terminated. See also Note 5 to our consolidated financial statements.

In May 2005, we entered into three forward starting interest rate swap agreements that have a blended 10-year swap rate of 4.6858% on an aggregate notional amount of $120.0 million settling no later than October 31, 2007. We also entered into seven forward starting interest rate swap agreements in May 2005 that have a blended 10-year swap rate of 4.8047% on an aggregate notional amount of $250.0 million settling no later than December 10, 2008. A forward starting interest rate swap is an agreement that effectively hedges future base rates on debt for an established period of time. We entered into these swap agreements in order to hedge the expected interest payments associated with a portion of our anticipated future issuances of long term debt. We assessed the effectiveness of these swaps as hedges at inception and on December 31, 2005 and consider these swaps to be highly effective cash flow hedges under SFAS No. 133.

Because the information presented above includes only those exposures that exist as of December 31, 2005, it does not consider those changes, exposures or positions which could arise after that date. The information presented herein has limited predictive value. As a result, the ultimate realized gain or loss or expense with respect to interest rate fluctuations will depend on the exposures that arise during the period, our hedging strategies at the time and interest rates.

INVESTOR INFORMATION

HEADQUARTERS
Third Floor
200 South Broad Street
Philadelphia, PA 19102-3803
215.875.0700 ext. 50735
215.875.7311 Fax
866.875.0700 Toll Free
www.preit.com

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
KPMG LLP
1601 Market Street
Philadelphia, PA 19103–2499

LEGAL COUNSEL
Drinker Biddle & Reath LLP
One Logan Square
18th & Cherry Streets
Philadelphia, PA 19103–6996

TRANSFER AGENT AND REGISTRAR
For change of address, lost dividend checks, shareholder records and other shareholder matters, contact:

Mailing Address:
Wells Fargo Shareowner Services
P.O. Box 64856
St. Paul, MN 55164-0856
651.450.4064 (outside the United States)
651.450.4085 Fax
800.468.9716 Toll Free
www.wellsfargo.com/shareownerservices

Street or Courier Address:
Wells Fargo Shareowner Services
161 North Concord Exchange
South St. Paul, MN 55075-1139

DISTRIBUTION REINVESTMENT AND SHARE PURCHASE PLAN
The Company has a Distribution Reinvestment and Direct Stock Purchase Plan for common shares (NYSE:PEI), which allows investors to directly invest in shares of the Company at a 1% discount with no transaction fee, and to reinvest their dividends at no cost to the shareholder. The minimum investment is $250 and the maximum monthly amount is $5,000, without a waiver.

Further information and forms are available on our web site at **www.preit.com** under Investor Relations, DRIP/Stock Purchase. You may also contact the Company or the Plan Administrator, Wells Fargo Shareowner Services, at (800) 468-9716 or (651) 450-4064.

INVESTOR INQUIRIES
Shareholders, prospective investors and analysts seeking information about the Company should direct their inquiries to:

Investor Relations
Pennsylvania Real Estate Investment Trust
200 South Broad Street
Philadelphia, PA 19102–3803
215.875.0735
215.546.2504 Fax
866.875.0700 ext. 50735 Toll Free
Email: investorinfo@preit.com

FORMS 10-K AND 10-Q; CEO AND CFO CERTIFICATIONS
The Company's Annual Report on Form 10-K, including financial statements and a schedule, and Quarterly Reports on Form 10-Q, which are filed with the Securities and Exchange Commission, may be obtained without charge from the Company.

The Company's chief executive officer certified to the New York Stock Exchange (NYSE) that, as of June 7, 2005, he was not aware of any violation by the Company of the NYSE's corporate governance listing standards. The certifications of our chief executive officer and chief financial officer required under Section 302 of the Sarbanes-Oxley Act of 2002 were filed as Exhibits 31.1 and 31.2, respectively, to our Annual Report on Form 10-K for the year ended December 31, 2005.

NYSE MARKET PRICE AND DISTRIBUTION RECORD
The following table shows the high and low prices for the Company's common shares and cash distributions paid for the periods indicated.

Quarters Ended Calendar Year 2005	High	Low	Distributions Paid on Common Shares
March 31	$ 43.21	$ 38.91	$ 0.54
June 30	48.10	39.66	0.57
September 30	50.20	39.60	0.57
December 31	42.60	35.24	0.57
			$ 2.25

Quarters Ended Calendar Year 2004	High	Low	Distributions Paid on Common Shares
March 31	$ 37.85	$ 33.30	$ 0.54
June 30	37.87	30.25	0.54
September 30	38.85	30.40	0.54
December 31	43.70	38.66	0.54
			$ 2.16

As of December 31, 2005, there were approximately 3,500 registered shareholders and 24,000 beneficial holders of record of the Company's common shares of beneficial interest. The Company had an aggregate of approximately 1,373 employees as of December 31, 2005.

STOCK MARKET
New York Stock Exchange
Common Ticker Symbol: PEI
Preferred Ticker Symbol: PEIPRA

ANNUAL MEETING
The Annual Meeting of Shareholders is scheduled for 11:00 am on Thursday, June 1, 2006 at the Park Hyatt at the Bellevue, 200 South Broad Street, Philadelphia, Pennsylvania.

PREIT IS A MEMBER OF:
National Association of Real Estate Investment Trusts
International Council of Shopping Centers
Pension Real Estate Association
Urban Land Institute

PENNSYLVANIA REAL ESTATE INVESTMENT TRUST
200 SOUTH BROAD STREET
PHILADELPHIA, PA 19102-3803
WWW.PREIT.COM